FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2024
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - March 2024 Financial Report	3

Think Value
Think Customer
Think Global

Financial report

2024 | January - March

santander.com

Santander

January - March	2024

This report was approved by the board of directors on 29 April 2024, following a favourable report from the audit committee. Important information regarding this report can be found on pages 90 and 91.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

Key consolidated data

BALANCE SHEET (EUR million)	Mar-24	Dec-23%		Mar-23%		Dec-23
Total assets	1,800,006	1,797,062	0.2	1,749,402	2.9	1,797,062
Loans and advances to customers	1,049,533	1,036,349	1.3	1,041,388	0.8	1,036,349
Customer deposits	1,044,453	1,047,169	(0.3)	998,949	4.6	1,047,169
Total funds	1,315,779	1,306,942	0.7	1,237,015	6.4	1,306,942
Total equity	105,025	104,241	0.8	99,490	5.6	104,241
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q1'24	Q4'23%		Q1'23%		2023
Net interest income	11,983	11,122	7.7	10,396	15.3	43,261
Total income	15,045	14,552	3.4	13,922	8.1	57,423
Net operating income	8,498	8,088	5.1	7,777	9.3	31,998
Profit before tax	4,583	3,922	16.9	3,832	19.6	16,459
Profit attributable to the parent	2,852	2,933	(2.8)	2,571	10.9	11,076
Changes in constant euros:
Q1'24 / Q4'23: NII: +7.7%; Total income: +3.4%; Net operating income: +5.2%; Profit before tax: +17.1%; Attributable profit: -2.7%.
Q1'24 / Q1'23: NII: +13.2%; Total income: +6.3%; Net operating income: +7.2%; Profit before tax: +17.5%; Attributable profit: +8.8%.

EPS, PROFITABILITY AND EFFICIENCY (%) [1]	Q1'24	Q4'23%		Q1'23%		2023
EPS (euros)	0.17	0.18	(2.7)	0.15	13.7	0.65
RoE	11.9	12.4		11.4		11.9
RoTE	14.9	15.6		14.4		15.1
RoA	0.69	0.71		0.66		0.69
RoRWA	1.96	2.04		1.86		1.96
Efficiency ratio [2]	42.6	44.4		44.1		44.1

UNDERLYING INCOME STATEMENT [2] (EUR million)	Q1'24	Q4'23%		Q1'23%		2023
Net interest income	11,983	11,122	7.7	10,185	17.7	43,261
Total income	15,380	14,552	5.7	13,935	10.4	57,647
Net operating income	8,833	8,088	9.2	7,790	13.4	32,222
Profit before tax	4,583	3,922	16.9	4,095	11.9	16,698
Profit attributable to the parent	2,852	2,933	(2.8)	2,571	10.9	11,076
Changes in constant euros:
Q1'24 / Q4'23: NII: +7.7%; Total income: +5.7%; Net operating income: +9.3%; Profit before tax: +17.1%; Attributable profit: -2.7%.
Q1'24 / Q1'23: NII: +15.6%; Total income: +8.6%; Net operating income: +11.3%; Profit before tax: +9.8%; Attributable profit: +8.8%.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the ARS exchange rate on the last working day for each of the periods presented. For further information, see the section 'Alternative performance measures' in the appendix to this report.

January - March 2024	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

SOLVENCY (%)	Mar-24	Dec-23	Mar-23	Dec-23
Fully-loaded CET1 ratio	12.3	12.3	12.2	12.3
Fully-loaded total capital ratio	16.5	16.3	15.8	16.3

CREDIT QUALITY (%)	Q1'24	Q4'23	Q1'23	2023
Cost of risk [2,3]	1.20	1.18	1.05	1.18
NPL ratio	3.10	3.14	3.05	3.14
NPL coverage ratio	66	66	68	66

MARKET CAPITALIZATION AND SHARES	Mar-24	Dec-23%		Mar-23%		Dec-23
Shares (millions)	15,826	16,184	(2.2)	16,454	(3.8)	16,184
Share price (euros)	4.522	3.780	19.6	3.426	32.0	3.780
Market capitalization (EUR million)	71,555	61,168	17.0	56,371	26.9	61,168
Tangible book value per share (euros)	4.86	4.76		4.41		4.76
Price / Tangible book value per share (X)	0.93	0.79		0.78		0.79

CUSTOMERS (thousands)	Q1'24	Q4'23%		Q1'23%		2023
Total customers	165,752	164,542	0.7	161,155	2.9	164,542
Active customers	100,092	99,503	0.6	99,262	0.8	99,503
Digital customers	55,305	54,161	2.1	51,919	6.5	54,161

OTHER DATA	Mar-24	Dec-23%		Mar-23%		Dec-23
Number of shareholders	3,584,294	3,662,377	(2.1)	3,881,758	(7.7)	3,662,377
Number of employees	211,141	212,764	(0.8)	210,168	0.5	212,764
Number of branches	8,405	8,518	(1.3)	8,993	(6.5)	8,518

1.	For further information, see the section 'Alternative performance measures' in the appendix to this report.
2.	In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the “Alternative performance measures” section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2023 Annual Financial Report, published in the CNMV on 19 February 2024, our 20-F report for the year ending 31 December 2023 filed with the SEC in the United States on 21 February 2024 as well as the “Alternative performance measures” section of the appendix to this report.

3.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - March 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

Our business model

Customer focus

Building a digital bank with branches	→ New operating model to build a digital bank with branches, with a multichannel offer to fulfil all our customers' financial needs.	166 mn	100 mn
		total customers	active customers

Scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activities are organized under five global businesses: Retail & Commercial Banking (Retail), Digital Consumer Bank (Consumer), Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payments.
→ Our five global businesses and our presence in Europe, DCB Europe, North America and South America support value creation based on the profitable growth and operational leverage that ONE Santander provides.

Global and in-market scale

Global businesses
Retail
Retail & Commercial Banking
Consumer
Digital Consumer Bank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payments
ONE
Santander
E
Europe
DCBE
DCB
Europe
NA
North
America
SA
South
America

Diversification

Business, geographical and balance sheet	→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - March 2024	5

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General background
Group Financial Information
General background
In Q1 2024, Santander operated in an environment characterized by a gentle global economic slowdown, with relatively stable interest rates and a gradual decline in inflation in most regions. Geopolitical tensions, while still present, have not resulted in significant economic impacts. Labour markets withstood the monetary tightening period, with unemployment rates at or close to full employment across most of Santander's footprint.

Country	GDP Change[1]	Economic performance
Eurozone	+0.5%	After stagnating in 2023, business and consumer confidence point to a scenario of GDP growth in Q1 2024. Inflation continued to moderate (2.4% in March). Despite this, the ECB held interest rates at 4%, waiting for wage moderation to be confirmed. We expect the first interest rate cut in June, if the appropriate circumstances exist for the ECB to start lowering interest rates.
Spain	+2.5%	Q1 2024 PMI and social security affiliation numbers suggest that GDP will continue to grow at a higher pace than the eurozone driven by private consumption. The labour market remains strong, with employment numbers at record levels. Inflation rebounded to 3.2% due to the normalization in electricity VAT, while core inflation continued to moderate (3.3%).
United Kingdom	+0.1%
Following stagnation in 2023, monthly GDP grew in February 0.1% (+0.3% in January). The labour market remains resilient, with an unemployment rate of 4.2% in January. Inflation is starting to fall back, declining to 3.2% in March from 3.4% in February, it is expected to reach the 2% target in June. The central bank maintained its interest rate at 5.25%.

Portugal	+2.5%	The economy ended the year with an acceleration in growth that is starting to lose momentum in 2024. Despite this, Q1 2024 indicators are encouraging with an upturn in industrial production, economic sentiment and economic activity indicators. Labour market data remain strong with an unemployment rate close to full employment (6.6% in Q4 2023). Inflation moderated in March (2.3%).
Poland	+0.1%	There was moderate year-on-year growth in 2023. Economic indicators in 2024 are beginning to show strength, which could drive GDP growth in Q1 2024 to close to 2.1%. The upturn in consumption continues to be supported by a labour market with full employment (unemployment rate of 3.1% in Q4 2023), with high wage growth (+12.9% in February). As a result, the central bank held interest rates stable at 5.75% despite falling inflation (2% in March).
United States	+2.5%	Economic growth remained very robust in Q1 2024, supported by strong job creation. Inflation, which behaved worse than expected in the first three months of the year (3.5% in March), raised doubts about the Fed's expected interest rate cuts this year.
Mexico	+3.2%	The economy has started 2024 with dynamism, driven by manufacturing and exports. Inflation moderated to 4.4% in March (4.7% at the end of 2023), leading to the central bank's first interest rate cut in March, -25 bps to 11%.
Brazil	+2.9%	Following a slowdown in Q4 2023, the economy has regained momentum at the beginning of 2024, especially in private consumption and employment. Inflation fell to 3.9% in March (4.6% at the end of 2023). The central bank has continued its cycle of cuts in the official interest rate, with decreases of 50 bps in both the January and March meetings, to 10.75% (from 11.75% at the end of 2023).
Chile	+0.2%
After a weak 2023, the economy is recovering, with growth in mining, industry and services. Inflation continued to decline (3.2% in March vs. 3.4% at the end of 2023), very close to the 3% target. The central bank continued its process of rapid interest rate cuts, with a reduction of 100 bps in Q1 2024 and 75 bps in April to 6.5% (8.25% at the end of 2023).

Argentina	-1.6%	The economy remained weak at the beginning of the year, due to the impact of the fiscal adjustment programme and high inflation (15% monthly average in Q1 2024), still affected by the sharp depreciation of the peso in December 2023. The external sector is showing signs of recovery, with increases in exports and in international foreign exchange reserves.
1.Estimated year-on-year changes for 2023.

6	January - March 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Group performance
Highlights of the period

Main figures

Attributable profit

Q1'23

EUR 2,571 mn

Q1'24

EUR 2,852 mn

+11% in euros

% in constant euros

▶	In Q1 2024, attributable profit amounted to EUR 2,852 million, 11% more than in Q1 2023 (+9% in constant euros) with double-digit growth in Retail, Wealth and Payments.

▶
The results in the quarter were affected by the EUR 335 million charge due to the temporary levy on revenue obtained in Spain, 50% higher than in 2023. Excluding this impact, profit would have been EUR 3,187 million.

▶	In terms of profitability, RoTE stood at 14.9% compared to 14.4% in the same period of 2023. Annualizing the impact of the temporary levy, RoTEs were 16.2% and 15.3%, respectively.
▶	Sustained earnings per share growth, which rose 14% compared to Q1 2023 to EUR 17.0 cents, boosted by higher profit and share buybacks in the last 12 months.

Loans and advances to customers

0%

Customer funds

+5%

Net interest income

+16%

Net fee income

+5%

Total income

+9%

Note: changes vs. Q1'23 in constant euros.

▶
Business volumes reflect the impact that the economic and interest rate environment had on customer behaviour and our active capital management. Even so, gross loans and advances to customers (excluding reverse repos) remained stable in euros and in constant euros, as growth in Consumer, Wealth and Payments was offset by the reduction in Retail in Europe (in individuals, SMEs and corporates) and CIB (mainly Global Transaction Banking) in Spain and Brazil.
Customer funds (customer deposits excluding repurchase agreements plus customer funds) rose 6% year-on-year in euros (up 5% in constant euros). Deposits rose in all businesses and regions maintaining a stable structure.

▶
The benefits from our global scale, margin management and higher customer activity were reflected in year-on-year increases in net interest income (+18%, +16% in constant euros) and net fee income (+6%, +5%, in constant euros), resulting in total income growth of 10% (+9% in constant euros).

▶
Structural changes towards a simpler and more integrated model through ONE Transformation, which we are expanding across the Group, are contributing to efficiency gains and profitable growth, particularly evident in our Retail and Consumer businesses.

▶	The efficiency ratio improved 1.5 pp compared to Q1 2023 to 42.6%, driven mainly by Retail which decreased 3.9 pp.

▶
Credit quality remains robust, driven by strong employment and the macroeconomic environment across our footprint. The NPL ratio was 3.10%, 5 bps higher year-on-year. Total loan-loss reserves reached EUR 23,542 million, resulting in a total coverage ratio of 66%.

▶
The Group's cost of risk stood at 1.20% (1.18% in December 2023 and 1.05% in March 2023), in line with our public target and in line with expectations. Retail and Consumer accounted for 85% of Group's net loan-loss provisions. In Retail, cost of risk remained under control at 1.03%. In Consumer (2.12%), CoR continued to normalize and remained at controlled levels and in line with expectations.

▶
The fully-loaded CET1 ratio stood at 12.3%. In the quarter, there were 32 bps of organic generation (after absorbing the negative 5 bp impact due to the temporary levy on revenue earned in Spain) and a 22 bp charge for a future cash dividend payment against Q1 2024 in line with the 50% payout target[1]. Additionally, there was a -24 bp regulatory impact relating to a parameter change regarding maturities in CIB models. Lastly, there were positive impacts of 14 bps mostly relating to deductions (DTAs, intangibles, etc) and available-for-sale portfolio valuations.

1.The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

January - March 2024	7

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Group performance

Think Value

▶
On 22 March 2024, the AGM approved a cash dividend of EUR 9.50 cents per share that will be paid from 2 May 2024. Including the cash dividend paid in November 2023 (EUR 8.10 cents), the total cash dividend per share paid against 2023 results will be EUR 17.60 cents, around 50% more than the dividends paid against 2022 results.

▶
In addition to this payment, there are two share buyback programmes. The first has already been completed for a total of EUR 1,310 million, and the second started on 20 February 2024 having been approved by the board of directors and having obtained the required regulatory authorization, for a maximum amount of EUR 1,459 million. Following the completion of the second share buyback programme, the Group will have repurchased c.11% of its outstanding shares since we began our buybacks in 2021.

▶
Total shareholder remuneration[1] against 2023 results is therefore expected to be EUR 5,538 million, 44% higher than the remuneration against 2022 results, distributed approximately equally between cash dividends and share buybacks.

▶	As at March 2023, TNAV was EUR 4.86. Including both dividends charged against 2023 results, the TNAV per share + dividend per share increased 14% year-on-year and 4% in the quarter.

Think Customer

Total customers: **166** mn

Active customers: **100** mn

▶	Total customers amounted to 166 million, 5 million more than in March 2023 and we have 100 million active customers.

▶	Transaction volumes per active customer rose 11% year-on-year in Q1 2024.

▶	We continue to deliver great customer experience and improve our service quality, ranking in the top 3 in NPS[2] in seven of our markets.

Think Global

Contribution to Group revenue[3]		Year-on-year changes
	▶	In Retail, attributable profit was EUR 1,503 million (+26% in euros and +22% in constant euros) driven by a positive performance in total income, cost management and lower provisions.

	▶	Efficiency improved 3.9 pp to 41.1%, cost of risk remained controlled (1.03%) and RoTE increased to 15.6% (17.6% annualizing the impact of the temporary levy).

▶
In Consumer, net operating income increased 7%, supported by total income growth (4%) and flat costs. However, attributable profit fell (-5% in euros and in constant euros) to EUR 464 million, impacted by cost of risk normalization.

	▶	Efficiency stood at 41.2%, improving 1.9 pp, cost of risk was 2.12% and RoTE stood at 11.2% (11.9% annualizing the impact of the temporary levy).

▶
In CIB, we achieved record total income. However, attributable profit (EUR 705 million) declined 5% (in euros and constant euros), impacted by costs relating to our transformation investments and higher LLPs (net releases in Q1 2023).

	▶	The efficiency ratio was 42.0%, remaining one the best in the sector. RoTE was 19.2% (19.7% annualizing the impact of the temporary levy).

▶
In Wealth, attributable profit amounted to EUR 400 million, 27% higher year-on-year (+25% in constant euros) driven by higher activity and margin management in a favourable interest rate environment. If we include fees ceded to the commercial network, profit was EUR 838 million (+16% in constant euros).

	▶	Efficiency improved 4.0 pp to 34.4% and RoTE was 77.3% (80.4% annualizing the impact of the temporary levy).

	▶	In Payments, attributable profit was EUR 137 million, 29% higher year-on-year in euros (+22% in constant euros) supported by lower LLPs in our Cards business.

	▶	Cost of risk increased 16 bps to 6.89%. In PagoNxt, EBITDA margin was 17.0% (+10 pp).
1.In line with the current shareholder remuneration policy of approximately 50% of the Group's reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share repurchases. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2.Net Promoter Score, internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H2'23.
3.As % of total operating areas, excluding the Corporate Centre.

8	January - March 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Income statement
Grupo Santander results

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q1'24	Q4'23%		% excl. FX	Q1'23%		% excl. FX
Net interest income	11,983	11,122	7.7	7.7	10,396	15.3	13.2
Net fee income[1]	3,240	2,835	14.3	14.4	3,043	6.5	4.8
Gains or losses on financial assets and liabilities and exchange differences[2]	623	664	(6.2)	(6.0)	715	(12.9)	(12.6)
Dividend income	93	97	(4.1)	(4.3)	63	47.6	46.8
Share of results of entities accounted for using the equity method	123	151	(18.5)	(18.3)	126	(2.4)	(3.9)
Other operating income/expenses[3] (net)	(1,017)	(317)	220.8	219.0	(421)	141.6	136.6
Total income	15,045	14,552	3.4	3.4	13,922	8.1	6.3
Operating expenses	(6,547)	(6,464)	1.3	1.3	(6,145)	6.5	5.2
Administrative expenses	(5,719)	(5,685)	0.6	0.6	(5,356)	6.8	5.4
Staff costs	(3,594)	(3,646)	(1.4)	(1.5)	(3,245)	10.8	9.4
Other general administrative expenses	(2,125)	(2,039)	4.2	4.3	(2,111)	0.7	(0.7)
Depreciation and amortization	(828)	(779)	6.3	6.4	(789)	4.9	3.9
Provisions or reversal of provisions	(633)	(689)	(8.1)	(8.3)	(642)	(1.4)	(3.8)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,134)	(3,479)	(9.9)	(9.8)	(3,301)	(5.1)	(7.0)
Impairment on other assets (net)	(129)	(108)	19.4	18.9	(22)	486.4	484.5
Gains or losses on non-financial assets and investments, net	2	33	(93.9)	(94.6)	26	(92.3)	(93.3)
Negative goodwill recognized in results	0	39	—	—	0	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(21)	38	—	—	(6)	250.0	209.6
Profit or loss before tax from continuing operations	4,583	3,922	16.9	17.1	3,832	19.6	17.5
Tax expense or income from continuing operations	(1,468)	(724)	102.8	102.9	(967)	51.8	49.0
Profit from the period from continuing operations	3,115	3,198	(2.6)	(2.3)	2,865	8.7	6.9
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—
Profit for the period	3,115	3,198	(2.6)	(2.3)	2,865	8.7	6.9
Profit attributable to non-controlling interests	(263)	(265)	(0.8)	1.4	(294)	(10.5)	(10.7)
Profit attributable to the parent	2,852	2,933	(2.8)	(2.7)	2,571	10.9	8.8

EPS (euros)	0.17	0.18	(2.7)		0.15	13.7
Diluted EPS (euros)	0.17	0.17	(2.6)		0.15	13.6

Memorandum items:
Average total assets	1,804,334	1,799,535	0.3		1,742,316	3.6
Average stockholders' equity	96,308	94,877	1.5		90,353	6.6

NOTE: The summarized income statement groups some lines of the consolidated income statement on page 88 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

January - March 2024	9

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Income statement

Executive summary

→ Positive start to the year, with strong profit growth despite the higher impact from the temporary levy on revenue earned in Spain
→ Continuation of 2023 trends: record quarter in net interest income and net fee income
→ Efficiency improvement and profitable growth supported by the operational leverage resulting from ONE Transformation
→ Risk indicators were stable, due to good risk management, the economic environment and low unemployment

Attributable profit		RoTE	RoRWA
EUR 2,852 mn	+11% in euros	14.9%	1.96%
	+9% in constant euros	+55 bps	+10 bps
Changes vs. Q1 2023.
Results performance compared to Q1 2023
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (except for Argentina and any grouping which includes it; for further information, see methodology in the section 'Alternative performance measures' in the appendix to this report), understanding that the latter provide a better analysis of the Group’s management. At the Group level, exchange rates had a positive impact of 2 pp in revenue and a negative impact of 1 pp in costs.
Total income
Total income amounted to EUR 15,045 million, up 8% year-on-year and increased 6% in constant euros. By line:
•Net interest income (NII) amounted to EUR 11,983 million, 15% higher than Q1 2023 with widespread growth across businesses and regions. In constant euros, it rose 13%, by business:
–Strong growth in Retail, with increases across all regions but especially in Europe, driven by good margin management, and in South America, which benefitted from lower deposit costs following interest rate cuts and higher volumes, particularly in Brazil.
–In Consumer, NII rose driven by higher volumes in Europe and lower interest rates favouring consumption in Brazil.
–CIB increased strongly, backed by robust performances in all its businesses.
–In Wealth, double-digit rise due to good commercial activity in Private Banking and good margin management in the favourable interest rate environment.

Net interest income
EUR million
constant euros

–In Payments, strong growth due to the increases in both PagoNxt and Cards.
In addition, NII in Q1 2023 included a positive EUR 211 million impact from the reversal of tax liabilities in Brazil.
•Net fee income amounted to EUR 3,240 million, up 6% compared to Q1 2023. In constant euros, it was 5% higher, by business:
– In Retail, net fee income increased, with growth across most countries, but especially in Mexico (insurance) and Brazil (account maintenance and insurance).
– In Consumer, net fee income rose double digits, supported by insurance in DCB Europe and Brazil.
– In CIB, it increased, driven by greater activity in Global Banking.
– In Wealth, double-digit growth in net fee income, benefitting from increased activity in Private Banking and Asset Management.
– In Payments, net fee income declined year-on-year due to Cards, impacted by a one-time positive fee recorded in Q1 2023 from commercial agreements in Brazil, campaigns to increase loyalty in Mexico and new regulation on interchange fees in Chile.

Net fee income
EUR million
constant euros

10	January - March 2024

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Income statement
•Gains on financial transactions declined to EUR 623 million (EUR 715 million in Q1 2023) driven by the higher losses in the Corporate Centre (with higher negative results from the FX hedge).
•Dividend income was EUR 93 million (EUR 63 million in Q1 2023).
•The income from companies accounted for by the equity method reached EUR 123 million, compared to EUR 126 million in Q1 2023.
•Other operating income recorded a loss of EUR 1,017 million (compared to a EUR 421 million loss in Q1 2023), owing to the hyperinflation adjustment in Argentina and the EUR 335 million charge relating to the temporary levy on revenue earned in Spain (EUR 224 million in Q1 2023).
In summary, a robust performance in total income, with increases across all businesses (except Payments which was flat) and regions, reaching record figures both in net interest income and net fee income.

Total income
EUR million
constant euros
Costs
Operating expenses amounted to EUR 6,547 million, 7% more than Q1 2023 (+5% in constant euros), mainly due to the impact of inflation. In real terms (excluding the impact of average inflation and in constant euros), costs increased 1% year-on-year.
Our cost management continued to focus on structurally improving our efficiency, and as a result, we increased our operating leverage and remained among the most efficient banks in the world.
Our business transformation plan, One Transformation, continued to progress across our footprint, reflected in greater operating productivity and better business dynamics.
In constant euros, operating expenses by business performed as follows:
•In Retail, costs increased 4% driven by higher personnel and transformation costs in the UK, Poland, Mexico and Brazil, with good performances in Spain and the US. In real terms, without the impact of inflation, costs remained flat.
•In Consumer, they remained flat but decreased 4% in real terms reflecting cost discipline in the US, which enabled us to absorb our strategic investments in buy now, pay later and leasing platforms (launched in two European markets).
•In CIB, the 19% rise in costs (+15% in real terms) reflects the investments in transformation and in new products and capabilities in the US.
•In Wealth, costs were up 5% impacted by inflation as in real terms they increased just 1% due to investments in key initiatives, such as strengthening our Private Banking teams.
•In Payments, costs were 8% higher affected by inflationary pressures (+4% in real terms), and platform investments in both PagoNxt and Cards.

Operating expenses
EUR million
constant euros

January - March 2024	11

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Income statement
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 633 million (EUR 642 million in Q1 2023).
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 3,134 million (EUR 3,301 million in Q1 2023, affected by higher provisions recorded in Brazil). Credit quality indicators remained stable, supported by the good performance of the global economy and labour markets across our footprint.
Impairment on other assets (net)
The impairment on other assets (net) was EUR 129 million, compared to an impairment of EUR 22 million in the Q1 2023.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 2 million in Q1 2024 (gain of EUR 26 million in Q1 2023).
Negative goodwill recognized in results
There was no negative goodwill recorded in Q1 2024 or in Q1 2023.

Net loan-loss provisions
EUR million
constant euros

Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 21 million loss in Q1 2024 (EUR 6 million loss in Q1 2023).
Profit before tax
Profit before tax was EUR 4,583 million in Q1 2024, +20% year-on-year. In constant euros, it rose 18% supported by the solid performance in net interest income and net fee income, which more than offset the inflationary impact on costs and the investments in transformation and digitalization, as well as the impact of the temporary levy on revenue earned in Spain.
Income tax
Total income tax rose to EUR 1,468 million compared to EUR 967 million in Q1 2023, partially driven by lower tax related to the aforementioned reversal of tax liabilities in Brazil.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 263 million, EUR 31 million less than in Q1 2023 due to DCB Europe.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 2,852 million in Q1 2024, compared to EUR 2,571 million in the same period in 2023. These results do not fully reflect profit performance due to the impact of the temporary levy on revenue earned in Spain mentioned in other sections of the report.
RoTE stood at 14.9% (14.4% in Q1 2023), RoRWA at 1.96% (1.86% in Q1 2023) and earnings per share stood at EUR 0.17 (EUR 0.15 in Q1 2023).
Annualizing the impact of the temporary levy on revenue earned in Spain, RoTE would be 16.2%.

12	January - March 2024

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Income statement
Underlying profit attributable to the parent
Profit attributable to the parent and underlying profit were the same in Q1 2024 (EUR 2,852 million), and in Q1 2023 (EUR 2,571 million) as profit was not affected by results that fell outside the ordinary course of our business, but there was a reclassification of certain items under some headings of the underlying statement to better understand the business trends. These items are:
•The impact of the temporary levy on revenue earned in Spain totalling EUR 335 million in Q1 2024, and EUR 224 million in Q1 2023, which was moved from total income to other gains (losses) and provisions.
•Additionally, results in Brazil related to reversal of tax liabilities amounted to EUR 261 million (EUR 211 million recorded in NII and a positive impact of EUR 50 million in tax) and provisions to strengthen the balance sheet, which, net of tax, totalled EUR 261 million (EUR 474 million recorded in net loan-loss provisions and a positive impact of EUR 213 million in tax). As the impact from these movements on profit was zero, we have netted them from the underlying account lines to facilitate comparison between quarters.
For more details, see the 'Alternative Performance Measures' section in the appendix of this report.
Attributable profit and underlying profit increased 11% in euros and 9% in constant euros compared to Q1 2023.
On a like-for-like basis, excluding the impact of the temporary levy on revenue earned in Spain, profit increased by 14% and 12% in constant euros.
This profit growth was mainly boosted by a solid performance in total income, which increased 10% in euros and 9% in constant euros year-on-year, and by the efficiency improvement (down to 42.6%).
Santander's net operating income was EUR 8,833 million, 13% higher year-on-year. In constant euros, it rose 11% as follows:
•In Retail, net operating income was 21% up, with strong improvements in all regions, supported by revenue growth (+13%) due to good margin management reflected in net interest income, and cost discipline, with costs growing in line with inflation.
•In Consumer, it increased 7%, supported by sustained revenue growth, due to active loan repricing, focus on profitability in Europe (where volumes are increasing) and the increase in customer deposits. Costs were controlled, remaining stable in an environment of persistently high inflation.
•In CIB, despite good revenue dynamics driven by strong growth in North America, net operating income declined 3% due to the increase in costs, impacted by our investments in new products and capabilities, as mentioned earlier.
•In Wealth, net operating income rose 24% as total income growth outpaced costs, due to good commercial activity in Private Banking and Asset Management, which supported a 4 pp efficiency improvement to 34.4%.
•In Payments, net operating income decreased 7%, due to lower revenue (one-time positive fee recorded in Q1 2023 in Brazil, loyalty campaigns in Mexico and new regulation in Chile) and investments in the development of global platforms.
Net loan-loss provisions rose 9% (+7% in constant euros) mainly due to the normalization and higher volumes in Consumer. Cost of risk remained stable at 1.20%, in line with the Group's target for the year.

Summarized underlying income statement
EUR million			Change			Change
	Q1'24	Q4'23%		% excl. FX	Q1'23%		% excl. FX
Net interest income	11,983	11,122	7.7	7.7	10,185	17.7	15.6
Net fee income	3,240	2,835	14.3	14.4	3,043	6.5	4.8
Gains (losses) on financial transactions [1]	623	664	(6.2)	(5.9)	715	(12.9)	(12.6)
Other operating income	(466)	(69)	575.4	557.7	(8)	—	—
Total income	15,380	14,552	5.7	5.7	13,935	10.4	8.6
Administrative expenses and amortizations	(6,547)	(6,464)	1.3	1.3	(6,145)	6.5	5.2
Net operating income	8,833	8,088	9.2	9.3	7,790	13.4	11.3
Net loan-loss provisions	(3,125)	(3,421)	(8.7)	(8.5)	(2,873)	8.8	6.9
Other gains (losses) and provisions	(1,125)	(745)	51.0	49.9	(822)	36.9	34.0
Profit before tax	4,583	3,922	16.9	17.1	4,095	11.9	9.8
Tax on profit	(1,468)	(724)	102.8	102.6	(1,230)	19.3	16.7
Profit from continuing operations	3,115	3,198	(2.6)	(2.3)	2,865	8.7	6.9
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	3,115	3,198	(2.6)	(2.3)	2,865	8.7	6.9
Non-controlling interests	(263)	(265)	(0.8)	1.3	(294)	(10.5)	(10.8)
Profit attributable to the parent	2,852	2,933	(2.8)	(2.7)	2,571	10.9	8.8
1.Includes exchange differences.

January - March 2024	13

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Income statement
Underlying results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent were the same, EUR 2,852 million in Q1 2024, and EUR 2,933 million in Q4 2023, as profit was not affected by results outside the ordinary course of our business.
Profit decreased 3% quarter-on-quarter in euros. In constant euros, it also decreased 3% with the performance of the main lines of the income statement as follows:
Total income rose 6%, driven by the positive performance of the main lines:
•Net interest income was up 8%, with growth in all businesses. In Retail, NII was supported by good margin management and Consumer by active portfolio repricing, focus on profitability and the increase in deposits.
•Net fee income increased 14% compared to the previous quarter, registering a record quarter of EUR 3,240 million, driven by growth of CIB in the US, and the increased commercial activity in Retail.

Net operating income
EUR million
constant euros

•Gains on financial transactions fell 6%, with good performance in CIB that partially offset higher losses in the Corporate Centre.
•Operating expenses in Q1 2024 increased 1% quarter-on-quarter. This performance benefited from declines in Consumer, Wealth and the Corporate Centre, as well as in CIB (following the pick up in the previous quarter due the greater impact relating to the investments mentioned earlier), which offset the increases in Retail, impacted by inflation in Argentina, and in Payments, from platform investments.
•Net loan-loss provisions dropped 9% explained by single names in CIB in Q4 2023 and lower provisions in Retail.
•Other gain (losses) and provisions recorded a loss of EUR 1,125 million, which includes the charge of EUR 335 million for the temporary levy on revenue earned in Spain, compared to the loss of EUR 745 million recorded in Q4 2023.

Profit attributable to the parent
EUR million
constant euros

14	January - March 2024

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Balance sheet
Grupo Santander balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Mar-24	Mar-23	Absolute	%	Dec-23
Cash, cash balances at central banks and other demand deposits	174,161	203,359	(29,198)	(14.4)	220,342
Financial assets held for trading	209,589	172,889	36,700	21.2	176,921
Debt securities	71,983	46,295	25,688	55.5	62,124
Equity instruments	19,805	13,704	6,101	44.5	15,057
Loans and advances to customers	18,722	10,512	8,210	78.1	11,634
Loans and advances to central banks and credit institutions	39,146	36,150	2,996	8.3	31,778
Derivatives	59,933	66,228	(6,295)	(9.5)	56,328
Financial assets designated at fair value through profit or loss[1]	14,919	15,411	(492)	(3.2)	15,683
Loans and advances to customers	6,474	6,979	(505)	(7.2)	7,201
Loans and advances to central banks and credit institutions	455	647	(192)	(29.7)	459
Other (debt securities an equity instruments)	7,990	7,785	205	2.6	8,023
Financial assets at fair value through other comprehensive income	84,183	84,214	(31)	—	83,308
Debt securities	73,638	73,406	232	0.3	73,565
Equity instruments	1,916	1,997	(81)	(4.1)	1,761
Loans and advances to customers	8,282	8,510	(228)	(2.7)	7,669
Loans and advances to central banks and credit institutions	347	301	46	15.3	313
Financial assets measured at amortized cost	1,207,699	1,165,387	42,312	3.6	1,191,403
Debt securities	112,589	83,928	28,661	34.1	103,559
Loans and advances to customers	1,016,055	1,015,387	668	0.1	1,009,845
Loans and advances to central banks and credit institutions	79,055	66,072	12,983	19.6	77,999
Investments in subsidiaries, joint ventures and associates	7,685	7,668	17	0.2	7,646
Tangible assets	34,229	33,989	240	0.7	33,882
Intangible assets	19,910	18,880	1,030	5.5	19,871
Goodwill	14,028	13,870	158	1.1	14,017
Other intangible assets	5,882	5,010	872	17.4	5,854
Other assets[2]	47,631	47,605	26	0.1	48,006
Total assets	1,800,006	1,749,402	50,604	2.9	1,797,062

Liabilities and shareholders' equity
Financial liabilities held for trading	130,466	123,716	6,750	5.5	122,270
Customer deposits	24,338	14,139	10,199	72.1	19,837
Debt securities issued	0	0	—	—	0
Deposits by central banks and credit institutions	21,095	24,066	(2,971)	(12.3)	25,670
Derivatives	54,454	63,070	(8,616)	(13.7)	50,589
Other	30,579	22,441	8,138	36.3	26,174
Financial liabilities designated at fair value through profit or loss	38,583	37,096	1,487	4.0	40,367
Customer deposits	29,532	28,441	1,091	3.8	32,052
Debt securities issued	5,933	5,726	207	3.6	5,371
Deposits by central banks and credit institutions	3,100	2,929	171	5.8	2,944
Other	18	—	18	—	—
Financial liabilities measured at amortized cost	1,465,644	1,429,788	35,856	2.5	1,468,703
Customer deposits	990,583	956,369	34,214	3.6	995,280
Debt securities issued	310,627	281,033	29,594	10.5	303,208
Deposits by central banks and credit institutions	121,424	152,446	(31,022)	(20.3)	130,028
Other	43,010	39,940	3,070	7.7	40,187
Liabilities under insurance contracts	17,738	17,274	464	2.7	17,799
Provisions	8,387	8,089	316	3.9	8,441
Other liabilities[3]	34,163	33,949	196	0.6	35,241
Total liabilities	1,694,981	1,649,912	45,069	2.7	1,692,821
Shareholders' equity	130,876	125,061	5,815	4.6	130,443
Capital stock	7,913	8,227	(314)	(3.8)	8,092
Reserves (including treasury stock)[4]	120,111	114,263	5,848	5.1	112,573
Profit attributable to the Group	2,852	2,571	281	10.9	11,076
Less: dividends	0	—	—	—	(1,298)
Other comprehensive income	(34,620)	(34,498)	(122)	0.4	(35,020)
Minority interests	8,769	8,927	(158)	(1.8)	8,818
Total equity	105,025	99,490	5,535	5.6	104,241
Total liabilities and equity	1,800,006	1,749,402	50,604	2.9	1,797,062

Note: The condensed balance sheet groups some lines of the consolidated balance sheet on pages 86 and 87 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; ‘Other assets’; and 'Non-current assets held for sale’.

3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; ‘Other liabilities’; and ‘Liabilities associated with non-current assets held for sale‘.

4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

January - March 2024	15

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Balance sheet

Executive summary

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
Credit remained stable, reflecting the macroeconomic and interest rate environment			Customer funds continued to grow year-on-year. The quarter was affected by the drop in wholesale loans
Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
1,020		+0.1% QoQ	1,184		+0.1% QoQ
EUR billion		-0.3% YoY	EUR billion		+4.8% YoY
è By segment:			è By product:
Year-on-year decline in Retail and CIB, partially offset by growth in Consumer			Increase in time deposits and mutual funds at the expense of demand deposits
Retail	Consumer	CIB	Demand	Time	Mutual funds
-2%	+4%	-1%	-4%	+24%	+14%
Note: changes in constant euros.
Loans and advances to customers
Loans and advances to customers stood at EUR 1,049,533 million as at end March 2024, a 1% increase both quarter-on-quarter and year-on-year.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos (EUR 1,020,404 million). Additionally, the comments below do not include the exchange rate impact (except for Argentina and any grouping which includes it; for further information, see methodology in the section 'Alternative performance measures' in the appendix to this report).
In Q1 2024, gross loans and advances to customers, excluding reverse repos, were stable, as follows:
•They were flat in Retail, in individuals, SMEs and corporates, with slight declines in Spain and the UK which were offset by growth in South America, coming from individuals.
•In Consumer, loans remained stable as a result of our focus on prioritizing profitable growth over volumes. Growth in Brazil, as a result of lower interest rates which favour consumption, was offset by falls in the US.
•In CIB, loans were up 1%, with growth in North America and South America, while they fell in Europe.
•They increased 1% in both Wealth and Payments.

Gross loans and advances to customers (excl. reverse repos)
EUR billion

0%	[1][a]
Mar-24 / Mar-23

1. In constant EUR: 0%.
Compared to March 2023, gross loans and advances to customers (excluding reverse repos and in constant euros) also remained stable, as follows:
•In Retail, loans declined 2%, with falls in Spain, the UK and Portugal, in mortgages to individuals due to early repayments, and reductions in SMEs and corporates. This was partially offset by growth in Mexico and Brazil.
•They rose 4% in Consumer boosted by the good performance in Auto in Europe and Brazil.
•In CIB, they declined 1% due to lower volumes in Spain and Brazil, partially offset by growth in the US.
•They increased 4% in Wealth and 7% in Payments.
As at end March 2023, gross loans and advances to customers excluding reverse repos maintained a diversified structure among the markets in which the Group operates: Europe (55%), North America (16%), South America (16%), DCB Europe (13%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. March 2024

16	January - March 2024

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Balance sheet
Customer funds
Customer deposits amounted to EUR 1,044,453 million in March 2023, flat quarter-on-quarter, and increasing 5% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,183,594 million as at end March 2023. Additionally, the comments below do not include the exchange rate impact (except for Argentina and any grouping which includes it; for further information, see methodology in the section 'Alternative performance measures' in the appendix to this report).
In the quarter, customer funds increased EUR 1.7 billion in constant euros, as follows:
•By product, customer deposits excluding repos decreased EUR 8.1 billion and mutual funds rose EUR 9.9 billion.
•By primary segment, customer funds grew 3% in Consumer and 5% in Wealth, while they remained stable in Retail. On the other hand, in CIB they fell 7%.
Compared to March 2023, customer funds were up 5% in constant euros:
•By product, customer deposits excluding repurchase agreements rose 3%, as higher interest rates resulted in a notable increase in time deposits (+24%), which grew significantly in all markets, to the detriment of demand deposits, which fell 4%. Mutual funds increased (+14%).
•By business, customer funds rose 3% in Retail, backed by strong growth in Brazil, Mexico and the UK, +13% in Consumer due to growth in Europe and the US, +3% in CIB, driven by volumes growth in South America, and in Wealth, they increased 9% due to mutual funds. By secondary segment, good performance in all regions, with strong growth in Brazil, the UK, Mexico and DCB Europe.
As at March 2023, customer funds maintained a diversified structure among the markets in which the Group operates: Europe (61%), North America (15%), South America (17%), DCB Europe (7%). The weight of demand deposits as a percentage of total customer funds was 56%, while time deposits accounted for 26% of the total, and mutual funds for 18%.

Customer funds
EUR billion

+6%	[1][a]

+15%

+4%

•Total
• Mutual funds
•Deposits exc. repos

Mar-24 / Mar-23

1. In constant EUR: +5%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In Q1 2024, the Group issued:
•Medium- and long-term senior debt placed in the market of EUR 9,506 million and covered bonds amounting to EUR 4,246 million.
•TLAC eligible instruments issued amounted to EUR 6,446 million to strengthen the Group's position, of which EUR 4,049 million was senior non-preferred, EUR 2,398 million was subordinated debt.
•Maturities of medium- and long-term debt totalled EUR 8,689 million.
The net loan-to-deposit ratio was 100% (104% in March 2023). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 126%, underscoring the comfortable funding structure. The liquidity coverage ratio (LCR) was an estimated 160% in March (166% in December 2023).
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were Fitch: A- for senior non-preferred debt, A- for senior long-term and A/F1 for senior short-term; Moody's confirmed its A2 long-term and P-1 short-term ratings in April of this year, and also improved its outlook from stable to positive following the same movement in the rating of the Kingdom of Spain, remaining two notches above sovereign; Standard & Poor's (S&P): A+ for long-term rating and A-1 for short-term rating; and DBRS: A High for long-term and R-1 Medium for short-term. DBRS and Fitch maintained their stable outlooks, above the sovereign's outlook, while S&P also maintained its outlook but in line with the sovereign.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
% operating areas. March 2024

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Solvency ratios
Solvency ratios

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio
The fully-loaded CET1 ratio exceeded 12% at the end of March, in line with the Group's objective	We continued to generate capital organically in the quarter, backed by profit growth
Fully-loaded CET1 performance (%)	Organic generation	+32 bps

	Accrual for shareholder remuneration[1]	-22 bps
TNAV per share
TNAV per share was EUR 4.86, increasing 4% quarter-on-quarter and 14% year-on-year including the cash dividends.
As of end March 2024, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 16.6% and the phased-in CET1 ratio at 12.3%. We comfortably meet the levels required by the European Central Bank on a consolidated basis (estimated 13.9% for the total capital ratio and 9.6% for the CET1 ratio)2. This results in a distance to the maximum distributable amount (MDA) of 226 bps and a CET1 management buffer of 266 bps.
In fully-loaded terms, we generated 32 bps organically in the quarter (having absorbed -5 bps due to the temporary levy on revenue earned in Spain) and recorded a 22 bp charge for shareholder remuneration against profit earned in Q1 2024 (split between cash dividends and share buybacks) in line with our 50% payout target1.
We recorded a 24 bp charge in the quarter mainly relating to a parameter change regarding maturities in CIB models. Finally, there was a 14 bp positive impact mainly relating to deductions (DTAs, intangibles, etc) and changes in available-for-sale portfolio valuations, bringing the fully-loaded CET1 ratio to 12.3%.
The total fully-loaded capital ratio stood at 16.5%.
TNAV per share ended the quarter at EUR 4.86. Including the cash dividend paid in November 2023 (EUR 8.10 cents) and the second cash dividend charged against 2023 results (EUR 9.50 cents) approved in March, TNAV plus cash dividend per share increased 14% in the last twelve months (+4% in the quarter).
Lastly, the fully-loaded leverage ratio stood at 4.74%, and the phased-in at 4.75%.

Eligible capital. March 2024
EUR million
	Fully-loaded	Phased-in
CET1	78,512	78,628
Basic capital	87,616	87,733
Eligible capital	105,905	106,226
Risk-weighted assets	640,507	640,382

	%	%
CET1 capital ratio	12.3	12.3
Tier 1 capital ratio	13.7	13.7
Total capital ratio	16.5	16.6

Fully-loaded CET1 ratio performance
%
Note: The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.
1.Shareholder remuneration charged against profit earned in Q1 2024 (split between cash dividends and share buybacks) in line with our 50% payout target. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2.On 1 January 2024, our systemic buffer requirement increased from 1% to 1.25% due to a higher D-SIB requirement due to i) a methodological change by the ECB which was later adopted by Banco de España and ii) because institutions must hold capital at the consolidated level for the higher of the G-SIB (currently at 1%) and D-SIB requirements. Additionally, the ECB revised Banco Santander, S.A.'s P2R requirement from 1.58% to 1.74%, mainly due to a change in the ECB's methodology.

18	January - March 2024

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Risk management
Risk management

Executive summary

Credit risk			Market risk
Despite the current macroeconomic environment, credit quality indicators remain within expected levels due to proactive risk management			VaR remained at moderate levels, despite persistent inflation and geopolitical tensions that led to occasional spikes in market volatility
Cost of risk	NPL ratio	Coverage ratio	Average VaR
1.20%	3.10%	66%	Q1'24	EUR 17 million	+EUR 4 mn / Q4'23
+2 bps vs. Q4'23	-4 bps vs. Q4'23	0 pp vs. Q4'23
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements			The operational risk profile remained stable in the quarter. In terms of losses, there was a reduction compared to the previous quarter.
Liquidity Coverage Ratio (LCR)
160%	-6 pp vs. Q4'23
Credit risk 1
During the first quarter of the year, the main factors influencing market behaviour, affecting credit demand and household and corporate affordability were inflation (which remained high, but it is beginning to show signs of coming under control), the delay of central banks interest rate cuts and the uncertainty about economic growth.
Additionally, market volatility and economic activity were affected by other factors such as continuing geopolitical tensions, the pressure on fuel prices due to attacks on Russian refineries, and the weakness of some regional banks in the US due to their commercial real estate exposures. On the other hand, China’s industrial production and retail sales exceeded expectations in the first two months of the year.
Our geographic diversification and business, together with our proactive risk management, based on customer knowledge and prudent balance sheet management, among others, help us to maintain a medium-low risk profile even in a less favourable macroeconomic and geopolitical environment.

Key risk metrics
	Net loan-loss provisions [2]			Cost of risk (%) [3]			NPL ratio (%)			NPL coverage ratio (%)
	Q1'24	Chg (%) / Q4'23	Chg (%) / Q1'23	Q1'24	Chg (bps) / Q4'23	Chg (bps) / Q1'23	Q1'24	Chg (bps) / Q4'23	Chg (bps) / Q1'23	Q1'24	Chg (pp) / Q4'23	Chg (pp) / Q1'23
Retail	1,523	(11.8)	(1.6)	1.03	0	11	3.24	3	5	60	(1.4)	(2.7)
Consumer	1,137	1.5	24.5	2.12	8	32	4.86	12	82	76	(0.4)	(15.1)
CIB	40	(80.5)	—	0.14	4	(2)	1.14	(22)	(28)	46	5.0	10.9
Wealth	4	—	—	-0.05	2	(15)	0.64	(76)	(20)	62	32.3	(0.6)
Payments	418	14.1	(14.4)	6.89	(34)	16	4.85	(18)	(13)	145	5.0	1.3
TOTAL GROUP	3,125	(8.5)	6.9	1.20	2	15	3.10	(4)	5	66	0.1	(1.8)

Europe	484	(17.5)	(26.3)	0.41	(3)	(1)	2.32	0	(3)	49	(0.2)	(1.9)
North America	985	(12.6)	19.8	2.15	10	52	4.07	(2)	112	74	0.3	(20.7)
South America	1,378	(11.0)	10.0	3.44	8	5	5.37	(35)	(62)	80	2.0	4.0
DCBE	276	80.4	42.7	0.67	5	19	2.27	14	22	86	(1.9)	(7.4)
TOTAL GROUP	3,125	(8.5)	6.9	1.20	2	15	3.10	(4)	5	66	0.1	(1.8)
1.Changes in constant euros.
2.EUR million and % change in constant euros.
3.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
For more detailed information, please see the Alternative Performance Measures section.

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Risk management
In terms of credit quality during Q1 2024:
•The NPL ratio stood at 3.10% (-4 bps compared to Q4 2023), mainly due to the performance of credit impaired loans, which stood at EUR 35,637 million (stable in the quarter), supported by positive performances in CIB, Wealth and Payments that offset the increases in Retail (+1.8%) and Consumer (+1.7%). Gross credit risk with customers increased 1% in the quarter to EUR 1,150 billion, distributed mainly among Retail (57% of the Group’s total credit portfolio), Consumer (18%) and CIB (20%) businesses.
•Net loan-loss provisions rose 7% year-on-year to EUR 3,125 million affected by provisions in the US, Mexico, Brazil and DCB Europe. In the quarter, LLPs declined 9%, supported by Europe, North America and South America. The cost of risk was 1.20%, remaining in line with our target for the year.
•The total coverage ratio for credit impaired loans remained stable at 66%, with loan-loss allowances at EUR 23,542 million (stable in the quarter). The coverage ratio remained at comfortable levels considering that 68% of the Group’s portfolio has guaranteed.
The IFRS 9 stage distribution of the portfolio remained stable in the quarter in percentage terms.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23
Stage 1	1,007	1,000	1,005	0.4%	0.4%	0.4%
Stage 2	83	80	72	6.3%	6.4%	7.4%
Stage 3	36	36	34	40.5%	40.6%	40.1%
1. Exposure subject to impairment. Additionally, in March 2024 there was EUR 25 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 19 billion in December 2023 and EUR 17 billion in March 2023).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q1'24	QoQ	YoY
Balance at beginning of period	35,620	0.2	2.7
Net additions	3,167	(25.9)	(1.9)
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	45	—	(84.2)
Write-offs	(3,195)	(15.9)	(14.6)
Balance at period-end	35,637	0.0	3.5

Loan-loss allowances	23,542	0.2	0.7
For impaired assets	14,441	(0.2)	4.6
For other assets	9,101	0.8	(5.1)
Our Retail, Consumer, CIB and Payments businesses account for 95% of the Group's total portfolio. The performance of the main businesses in the first quarter was as follows:

Retail & Commercial Banking	Credit risk exposure
57% of total Group
Traditional banking business focusing on simplification and digitalization of products, services and processes and with a clear transformation strategy. It mainly comprises a high quality mortgage portfolio (where 90% of loans have an LTV lower than 80%) and a corporate portfolio where more than 53% have real guarantees or property collateral.
The NPL ratio rose 3 bps to 3.24%, driven by the increase in credit impaired loans, mainly in Europe. Gross credit risk with customers remained stable in the quarter, as the slight business growth in corporates was offset by the pre-payment of loans by individuals.
Net loan-loss provisions declined 2% year-on-year, mainly due to the positive performance of the European portfolios, and were 12% lower quarter-on-quarter driven by Europe and Brazil. The cost of risk stood at 1.03%, remaining at controlled levels and largely unchanged in the quarter.
The total coverage ratio of credit impaired loans decreased 1 pp in the quarter. This business includes the mortgage portfolios in Spain and the UK which have high-quality collateral, and so we are comfortable with the current coverage levels.

Digital Consumer Bank	Credit risk exposure
18% of total Group
Business mainly dedicated to vehicle financing through strategic alliances and leasing business.
The NPL ratio increased 12 bps in the quarter to 4.86%, as a result of the credit impaired loan growth (+2% compared to the December 2023), which amounted to EUR 10,114 million and was mainly affected by the European portfolios, while performance in the US was positive (motivated by the tax season). On the other hand, gross credit risk with customers remained stable in the quarter.
Net loan-loss provisions increased 24% year-o    n-year due to normalization in the US and +2% in the quarter affected by provisions in DCB Europe and Brazil, while performance in the US was positive (motivated by the tax season). The cost of risk stood at 2.12%, increasing in line with expectations.
The coverage of credit impaired loans stood at 76%, a level we are comfortable with, considering more than 80% of the portfolio is vehicles financing.

Corporate & Investment Banking	Credit risk exposure
20% of total Group
Business dedicated to supporting high credit quality wholesale clients (80% of which are rated above investment grade) providing them advisory and high value added solutions.
The NPL ratio stood at 1.14%, -22 bps in the quarter, due to the positive portfolio performance of the Group’s main countries, backed by a credit impaired loans reduction (-11% vs. December 2023). This was supported by the good results obtained in large corporates at the end of the year.
Net loan-loss provisions stood at EUR 40 million compared to net releases in Q1 2023. They improved 81% compared to Q4 2023

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Risk management
when there were provisions for one-off cases in Brazil. The cost of risk stood at 0.14%.
The coverage ratio of credit impaired loans was 46%, +5 pp in the quarter, which we believe to be an adequate level considering the credit quality of the portfolio.

Payments	Credit risk exposure
2% of total Group
Includes PagoNxt (one of the largest payment processors and account-to-account direct transfers) which brings together all the Group’s payments businesses and Cards (with about 100 million cards worldwide).
The NPL ratio stood at 4.85% (-18 bps vs. the previous quarter), due to the reduction in impaired loans, which showed a slight improvement in the quarter (-2%), on the back of the positive performance in South America (-2%) and Mexico (-4%). On the other hand, gross credit risk with customers increased 1% compared to Q4 2023.
Net loan-loss provisions, which are mainly in the Cards portfolio, fell 14% year-on-year, driven primarily by Brazil, but picked up 14% compared to Q4 2023. The cost of risk was 6.89%.
The total coverage ratio of credit impaired assets increased by 5 pp in the quarter, remaining at levels we are comfortable with.

Market risk
Focus remained on the central bank meetings. In the quarter, the Fed left the federal funds target rate range unchanged, and the Bank of England and the ECB also held their interest rates. Stock markets rose and market rates have become more volatile driven by expectations of rate cuts by the main central banks.
In Latin America, monetary policy meetings led to interest rate cuts in the quarter as expected in Brazil (-100 bps to 10.75%) and Mexico (-25 bps to 11%). In markets, exchange rates were stable (except for the Chilean peso).
The market risk associated with global corporate banking trading activity is focused on serving the needs of our customers. It is measured in terms of daily VaR at 99% and is mainly produced by possible interest rate movements.
In the first quarter, the average VaR reached a value of EUR 17 million (EUR 4 million more than the previous quarter), due to the persistent geopolitical and macroeconomic tensions. In the second half of the period, VaR experienced a slight rise mainly due to increased exposure to interest rate risk in South America.
By market risk factor, VaR continued to be mostly driven by interest rate risk. These VaR figures remained low compared to the size of the balance sheet and the activity of the Group.

Trading portfolios.[1] VaR by geographic region
EUR million
	2024		2023
First quarter	Average	Last	Average

Total	17.3	19.2	11.3
Europe	12.7	11.1	9.0
North America	6.6	5.6	2.7
South America	9.3	11.9	6.6
1. Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios.[1] VaR by market factor
EUR million
First quarter 2024	Min.	Avg.	Max.	Last
VaR total	11.6	17.3	22.5	19.2
Diversification effect	(12.9)	(18.5)	(25.4)	(15.9)
Interest rate VaR	11.4	17.2	23.1	18.7
Equity VaR	2.8	4.2	6.0	3.5
FX VaR	4.2	6.1	8.4	5.0
Credit spreads VaR	4.1	5.2	6.2	4.5
Commodities VaR	2.0	3.2	4.1	3.4
1.Activity performance in Santander Corporate & Investment Banking markets.
Note: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Trading portfolios[1]. VaR performance
EUR million

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Risk management
Structural and liquidity risk
Structural exchange rate risk: Mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the CET1 ratio. In the quarter, hedging of currencies impacting this ratio remained close to 100%.
Structural interest rate risk: In Q1 2024, market interest rates continued to show high levels of volatility, conditioned by inflation trends and expectations for the upcoming monetary policy adjustments from major central banks. Markets have faced persistent inflation in the first three months of the year and pushed rate cut expectations back until June/July. Despite volatility, our structural debt portfolios performed positively and risk remained at levels we are comfortable with during the period.
Liquidity risk: The Group maintained its comfortable liquidity risk position in the quarter, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

Operational risk
Our operational risk profile remained stable in the Q1 2024. In terms of operational risk losses, there was a decrease in losses compared to the previous quarter. Fraud and legal processes continued to be the main causes, which are concentrated in the Group’s Retail business.
The Group closely monitors the evolution of operational risks in general, and technological risk in particular, arising from transformation plans, as well as cyber risk, services provided by third parties, external fraud and the most relevant legal processes.

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Financial information by segment
Description of segments
As we previously announced, following the creation of two new global segments and in order to align the operating and management model, we have adapted our reporting, starting with the financial information for this first quarter of 2024, with global businesses becoming the primary segments.
Main changes to the composition of Santander's segments
The main changes, which apply from 1 January 2024 to the management information for all periods included in the consolidated financial statements, are as follows:
•All of the bank's businesses across all markets have been consolidated into five global areas: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments. These become the new primary segments.
•The changes in financial information are:
–The former Retail Banking has been split into two new segments: Retail & Commercial Banking and Digital Consumer Bank. Our cards business now forms part of the new Payments segment.
–The results of activities mainly related to financial management located in the countries are fully allocated to their global businesses based on the segment that generates the financial position.
–The local corporate centres are fully allocated to each global business.
–The revenue sharing criteria between global businesses have been revised to better reflect the contribution of each business to the Group.
•The former primary segments (Europe, North America, South America and Digital Consumer Bank - which is renamed DCB Europe) are now our secondary segments. 2023 published figures for the countries, regions and the Corporate Centre remain unchanged.
All the changes described above have no impact on the reported Group consolidated financial statements.
New composition of Santander's segments
Primary segments
This primary level of segmentation, which is based on the Group's management structure from 1 January 2024, comprises six reportable segments: five operating areas plus the Corporate Centre.
The operating areas are:
Retail & Commercial Banking (Retail): new area that integrates the retail banking business and commercial banking (individuals, SMEs and corporates), except for business originated in the consumer finance and the cards businesses.
Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer.
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Finance and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
Payments: digital payments solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries).
Secondary segments
At this secondary level, Santander is structured into the segments that made up the primary segments until 2023, which are Europe, North America, South America and DCB Europe:
Europe: comprises all business activity carried out in the region, except that included in DCB Europe. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap).
South America: includes all the financial activities carried out by Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
DCB Europe: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank in Spain and ODS.

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In addition to these operating units, both at the primary and secondary segment level, the Group continues to maintain the area of Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

As explained on the previous page, the results of our segments presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (except for Argentina, see methodology in the section 'Alternative performance measures' in the appendix to this report).

Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

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January-March 2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	7,145	1,193	8,048	4,744	2,376	1,503
Digital Consumer Bank	2,710	354	3,185	1,874	619	464
Corporate & Investment Banking	1,062	654	2,112	1,225	1,107	705
Wealth Management & Insurance	423	364	892	585	557	400
Payments	675	676	1,353	703	265	137
PagoNxt	31	224	283	(21)	(27)	(39)
Cards	644	452	1,070	724	292	177
Corporate Centre	(31)	(1)	(210)	(297)	(340)	(357)
TOTAL GROUP	11,983	3,240	15,380	8,833	4,583	2,852

Secondary segments
Europe	4,123	1,202	5,809	3,504	2,438	1,541
Spain	1,816	746	3,016	1,984	1,236	772
United Kingdom	1,185	79	1,257	523	415	305
Portugal	431	127	584	450	440	303
Poland	686	176	834	605	412	213
Other	5	74	118	(57)	(65)	(53)
North America	2,611	638	3,485	1,824	776	644
US	1,396	267	1,869	929	274	279
Mexico	1,214	359	1,608	943	558	411
Other	1	12	9	(48)	(56)	(47)
South America	4,185	1,182	4,887	3,058	1,308	796
Brazil	2,630	846	3,507	2,351	977	561
Chile	352	129	527	303	160	90
Argentina	1,025	131	555	270	104	101
Other	178	75	297	134	68	43
DCB Europe	1,095	220	1,410	745	401	229
Corporate Centre	(31)	(1)	(210)	(297)	(340)	(357)
TOTAL GROUP	11,983	3,240	15,380	8,833	4,583	2,852

Profit attributable to the parent distribution[1]
Q1 2024

1. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. Q1 2024
EUR million. % change YoY

Var	Var[2]
+26%	+22%
-5%	-5%
-5%	-5%
+27%	+25%
+29%	+22%

+27%	+30%
-2%	+3%
+1%	+1%
-6%	-6%

2. Changes in constant euros.

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January-March 2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	5,931	1,074	6,919	3,809	1,731	1,196
Digital Consumer Bank	2,546	288	3,061	1,744	756	488
Corporate & Investment Banking	844	606	2,004	1,263	1,183	742
Wealth Management & Insurance	334	308	758	467	444	316
Payments	582	770	1,316	726	241	107
PagoNxt	9	218	244	(34)	(43)	(55)
Cards	573	551	1,072	760	284	162
Corporate Centre	(52)	(3)	(124)	(219)	(260)	(279)
TOTAL GROUP	10,185	3,043	13,935	7,790	4,095	2,571

Secondary segments
Europe	3,597	1,168	5,171	3,004	1,846	1,189
Spain	1,460	752	2,547	1,533	739	466
United Kingdom	1,283	83	1,368	694	542	395
Portugal	261	124	405	273	261	180
Poland	586	145	729	531	336	167
Other	7	65	122	(28)	(32)	(19)
North America	2,448	521	3,141	1,641	815	627
US	1,465	190	1,827	915	346	300
Mexico	983	320	1,300	760	504	359
Other	0	12	14	(33)	(35)	(32)
South America	3,163	1,166	4,404	2,680	1,247	790
Brazil	2,105	817	3,057	1,977	765	469
Chile	371	153	606	352	245	150
Argentina	532	137	501	251	179	139
Other	154	59	239	100	59	31
DCB Europe	1,029	191	1,343	684	447	244
Corporate Centre	(52)	(3)	(124)	(219)	(260)	(279)
TOTAL GROUP	10,185	3,043	13,935	7,790	4,095	2,571

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Primary segments

Retail & Commercial Banking	Underlying attributable profit
EUR 1,503 mn

→ To support our vision of becoming a digital bank with branches, we continued to boost our ONE Transformation programme with the implementation of a common operating model and the rollout of our global technological platform.
→ Loans fell 2% year-on-year in constant euros due to lower mortgage balances in Europe, partially offset by growth in South America and Mexico. Deposits rose 2% in constant euros.
→ Attributable profit of EUR 1,503 million, increasing 26% year-on-year (+22% in constant euros) driven by the good revenue performance, efficiency gains from our transformation programme and lower provisions in Europe.

Strategy
As a final step in our ONE Santander strategy, in September 2023, we announced the consolidation of retail and commercial banking activities into a new global business, Retail & Commercial Banking, which becomes one of our new main segments.
In the first quarter of the year, we advanced in our strategic priorities:
•Implement a common operating model, leveraging the Group’s global scale and our local presence, with the vision of making Santander into a digital bank with branches. We are working on offering all our products and services digitally through our global platform and use our branch network to advise and help our customers.
Our goal is to provide the best products and grow sustainably, thereby improving efficiency and profitability.
We have 140 million customers who can access most of our products and services digitally. Sales through our web and apps continued to increase double digits and digital customers continued to rise.
We have a network of more than 8,000 branches, present in 12 markets. Branches continued to strengthen their role as an essential driver of sales and advisory, reducing operational activities and increasing their commercial functions.
•Continue our transformation efforts, based on three pillars:
–Customer experience. We reduced the number of products 17% year-on-year and 2% quarter-on-quarter, as part of our commitment to offer a simple and attractive product portfolio that provides the best experience for our customers. We also continued to innovate in new products and services, such as the new functionality launched in Spain that allows cash withdrawals from ATMs using the mobile app, without needing the physical card.
–Operational leverage. In the year to date, we have reduced the number of resources dedicated to non-commercial activities per million customers by 3% and resources dedicated to operational activities per million customers by 11%, boosted by the economies of scale, process automation and organization simplification.
–Global Technology Platform. Our goal is to leverage the Group's scale and roll out a global platform. This platform is based on our back-end Gravity technology (for which The Banker named us The Most Innovative Bank), and on ODS’s in house, cloud-based technology for our apps and websites. Both are proprietary technology and they allow us to build digital solutions once for all of our countries with a lower service cost. The number of transactions running through Gravity (which is already operative in the UK, Spain and Chile), continued to grow, reducing unit costs per transaction. The app is available in Spain, Portugal and Poland and we will launch it in the UK, Brazil and Uruguay during the year.
•Profitable growth and structural efficiency improvements are key for our business. The convergence towards a common model and our transformation efforts, together with disciplined capital allocation and rotation are reflected in a higher RoTE and a better efficiency ratio. Customer growth (+4% year-on-year, driven by new digital processes to attract customers), cost efficiencies and higher revenue (partially due to improved customer experience and higher commercial advisory) were significant drivers of these results.

Retail. Customers. March 2024
Thousands and year-on-year change

		Europe			North America		South America
Total customers	140,381	46,200	14,986	22,449	20,610	20,595	73,571	63,889
	+4%	+2%	+4%	0%	+2%	+2%	+6%	+6%

Active customers	76,003	28,435	8,358	13,765	10,355	10,341	37,213	30,616
	+2%	+3%	+6%	-1%	+7%	+5%	+1%	-2%

January - March 2024	27

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments
Business performance
Loans and advances to customers decreased 1% year-on-year. Minus reverse repos and in constant euros, gross loans were 2% lower, due to individuals, SMEs and, to a lesser extent, corporates.
In individuals, mortgage balances fell in the UK (in line with our strategy to increase profitability and deleverage). Likewise, mortgages in Spain and Portugal also declined, still impacted by prepayments (but new business volumes are picking up). This was partially offset by increases in Mexico, Brazil, Chile and Poland. Personal loans performed well across countries, with double-digit growth in Brazil, Mexico and Poland.
SME loans decreased due to declines in Spain, the UK and Portugal, partially compensated by higher volumes in Brazil and Poland. Corporate loans fell slightly, impacted by Europe, however they rose in Mexico and Brazil.
Customer deposits increased 3% year-on-year. Minus repurchase agreements and in constant euros, they rose 2%, with a migration from demand (-3%, with declines across most countries) to time (+22%, rising in individuals, SMEs and corporates) and mutual funds (+13%) due to the current interest rate environment. As a result, customer funds increased 3% in constant euros.

Retail. Business performance. March 2024
EUR billion and YoY % change in constant euros

621	-2%	732	+3%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Attributable profit in Q1 2024 was EUR 1,503 million, 26% higher year-on-year, despite the impact of temporary levy on revenue earned in Spain. In constant euros, profit rose 22% year-on-year, as follows:
•Total income rose 13%, driven by net interest income, net fee income and gains on financial transactions which more than offset the impact of hyperinflation adjustment in Argentina.

Retail. Total income. March 2024
EUR billion and YoY % change in constant euros

Others

Var
+27%
-12%
+8%
+19%
+18%

EUR 8,048 mn	+13%
Net interest income increased 17%, with widespread increases across our main countries, but especially in Spain and Portugal (good margin management), in Brazil (strong growth driven by volumes and lower cost of deposits in a context of interest rate cuts), in Argentina, and to a lesser extent in Mexico (higher volumes) and Poland (higher commercial activity and lower cost of deposits). The exception was the UK, where net interest income was impacted by lower mortgage loans (in line with our strategy) and higher deposit costs, in a very competitive market.
The optimization of our product and service offering and higher transactionality boosted net fee income growth (+9%) mainly in Brazil (account maintenance and insurance fees), Mexico (insurance fees), Poland (related to FX) and Portugal. There was a double-digit rise in gains on financial transactions driven by Brazil and Mexico.
•Costs rose 4%, as good performances in Spain and the US reflecting transformation efforts, were more than by offset higher costs in the UK, Poland and Brazil (impacted by salary increases) and in Mexico (due to investments in transformation and personnel expenses). In real terms, costs remained flat.
The efficiencies gained from our global platform and process simplification and automation contributed to an efficiency ratio improvement of -3.9 pp year-on-year to 41.1%.
•Net loan-loss provisions decreased slightly (-2%), mainly due to in Europe (lower activity in Spain and Portugal, macro improvement in the UK and lower provisions in Poland), which offset higher provisions in Brazil, Mexico and Chile (relating to increased activity).
The cost of risk remained controlled at 1.03% (compared to 0.92% in March 2023 and 1.02% in December 2023). The NPL ratio stood at 3.24% (3.19% in March 2023).
RoTE in Q1 2024 was 15.6% (17.6% annualizing the impact of temporary levy on revenue earned in Spain).
Compared to the previous quarter, profit before tax grew 25% in constant euros, driven by the good performance in net interest income, net fee income and provisions. However, these aspects were not fully reflected in attributable profit performance (-2% in constant euros) due to temporary levy on revenue earned in Spain and higher tax burden mainly in Brazil (tax benefit in the fourth quarter).

Retail. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	8,048	+9	+9	+16	+13
Expenses	-3,304	+7	+7	+6	+4
Net operating income	4,744	+10	+10	+25	+21
LLPs	-1,523	-12	-12	+1	-2
PBT	2,376	+22	+22	+37	+33
Attributable profit	1,503	-2	-2	+26	+22
Detailed financial information in appendix

28	January - March 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Digital Consumer Bank	Underlying attributable profit
EUR 464 mn

→ Our priority is to continue expanding our leadership in consumer finance across our footprint. Additionally, we continued to focus on converging towards a more digital global operating model, as well as building flexible term products (leasing, subscription) using common platforms.
→ Loans increased 4% in constant euros, +5% in auto, in a market that is starting to show signs of recovery. Deposits rose 13%, in line with our strategy aimed at lowering funding costs and reducing net interest income volatility in the current interest rate environment.
→ Attributable profit reached EUR 464 million, a 5% decrease year-on-year (-5% also in constant euros), mainly due to the cost of risk normalization towards pre-pandemic levels, and despite the good net operating income performance (+7%) driven by total income growth (+4%) and cost control.

Strategy
Digital Consumer Bank (Consumer) is the world leader in auto financing. It operates in 26 markets in Europe, North America and South America and it serves the financing needs at the point of sale (both physical and digital) of 25 million customers. Openbank brings advanced digital and retail banking capabilities.
The vision for Consumer is to become the preferred partner of our end customers and partners, offering greater profitability and value creation.
We are transforming our operating model, thus responding to the changes that the entire mobility and consumer finance ecosystem is undergoing:
•Offering global solutions, integrated into our partners' (OEMs, importers or retailers) processes, accompanying them as their increasingly digital business models evolve. During the first quarter, we generated or materialized collaboration opportunities with more than ten business partners interested in taking advantage of the technological and global implementation capabilities we offer. We continue to work on improving local relationships with manufacturers to achieve global agreements that help drive the business forward.
•Simplifying and automating our processes to improve customer experience and increase scalability. In Q1 2024, we worked on improving the 100% digital sales process.
•Building and developing global platforms such as the leasing platform already launched in two European markets having expanded its functionalities during the quarter, Zinia’s technology in buy now, pay later (BNPL), operative in Germany, and Openbank's platform and business model, that will be implemented in the US and Mexico in H2 2024. Launching Openbank in the US will accelerate our profitable growth strategy, by capturing deposits to fund our leading auto franchise. Additionally, we are converging our back-end and key processes in our markets to the Group.
As part of our strategy, we are also focusing on deposit gathering as the main funding source and actively managing our balance sheet as our priority is to make the business more capital light.

The main priorities of the regions are:
•In Europe, advancing in the transformation of the operating model, as a first step towards a global transformation. We progressed in the optimization of structures and functions and in the centralization and relocation of operational activities to promote efficiency gains.
•In the US, working on the incorporation of new strategic agreements and exploiting synergies through the transformation and greater integration of our auto and retail businesses.
•In South America and Mexico, continue driving greater profitable growth.

Consumer. Total Customers
Millions

0%

Business performance
After a difficult environment in previous years, Q1 2024 showed signs of recovery resulting from inflation moderation, lower rate expectations and auto sales growth in our main markets.
In this environment, new lending increased 7% year-on-year, especially in South America (mainly Brazil) while in DCB Europe, new business decreased slightly driven by non-auto business.
In auto (approximately 80% of our credit portfolio), we have continued to prioritize new business profitability over volumes growth in a high interest rate environment which will support a progressive improvement in RoRWA going forward.
The stock of loans and advances to customers rose 5%. In gross terms, excluding reverse repos and in constant euros, loans reached EUR 208 billion, 4% more than in March 2023. We continued to proactively monitor our portfolios to prevent the impact of their deterioration on our activity.

January - March 2024	29

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Primary segments
We have a EUR 17 billion leasing portfolio which increased 4% year-on-year in constant euros, as growth in DCB Europe more than offset a decline in the US due to higher volume of repurchases by dealers in the US (despite increased electric vehicle activity).
In terms of liabilities, our access to wholesale financing markets remained strong and diversified. Customer deposits, which accounted for 57% of total funding, increased 12% year-on-year. They grew substantially (+13%) excluding repos and in constant euros, in line with our strategy to lower funding costs and reduce net interest income volatility in the current interest rate environment. By market, they rose 21% in DCB Europe and 4% in the US. Mutual funds increased from very low levels. As a result, customer resources rose 13% year-on-year in constant euros.

Consumer. Business. March 2024
EUR billion and YoY % change in constant euros
208	+4%	126	+13%

DCB Europe
US

DCB Europe
US

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Consumer. Leasing portfolio. March 2024
EUR billion and YoY % change in constant euros
Total leasing	17	+4%
Results
In Q1 2024, attributable profit reached EUR 464 million, 5% lower than the same quarter of 2023. In constant euros, profit also decreased 5% (-2% excluding the impact of the temporary levy on revenue earned in Spain). By line:
•Total income improved 4%, mainly due to net interest income, which grew 7%, and net fee income, which grew 22% in the period, while other revenue fell 44%.
Net interest income was driven by DCB Europe, with a 6% increase supported by higher volumes and active asset repricing, and Brazil, +19% favoured by higher volumes and lower interest rates. This great result more than offset a weaker performance in the US, which was affected by a high interest rate environment.

Consumer. Total income. March 2024
EUR billion and YoY % change in constant euros

DCB Europe
US*
Other

Var
+5%
-3%
+27%
* The year-on-year change in US revenue was roughly flat if we include the impact of the EV incentives in the tax line.
Net fee income grew strongly in DCB Europe and Brazil, driven by insurance intermediation activity. It also rose, albeit at a slower pace, in the US (higher overdraft fees).
Other income was impacted by the fall in leasing income in the US due to higher repurchases by dealers and the increase in EV leasing activity as we are passing on some of the fiscal benefits (recorded in the tax line) to customer prices.
•Costs remained flat, supported by good management in the US (-9%) and DCB Europe (almost flat), which allowed to absorb the impacts of inflation, strategic investments in leasing and BNPL platforms and business growth. All considered, net operating income increased 7% and the efficiency ratio stood at 41.2%.
•Net loan-loss provisions increased 24%, affected by credit quality normalization towards pre-pandemic levels (but still below our historical average), volumes growth, some regulatory impacts and lower portfolio sales than in 2023. Cost of risk remained controlled at 2.12%, also normalizing, and the NPL ratio stood at 4.86%.
RoTE in Q1 2024 was 11.2% (11.9% annualizing the impact of the temporary levy on revenue earned in Spain).
Compared to Q4 2023, profit rose 1% (in constant euros) supported by net interest income and net fee income growth, and good cost performance in the US, which offset lower gains on financial transactions and the impact of the temporary levy.

Consumer. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	3,185	+1	+1	+4	+4
Expenses	-1,311	-4	-4	0	0
Net operating income	1,874	+5	+5	+7	+7
LLPs	-1,137	+1	+2	+24	+24
PBT	619	+4	+3	-18	-18
Attributable profit	464	+2	+1	-5	-5
Detailed financial information in appendix

30	January - March 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Corporate & Investment Banking	Underlying attributable profit
EUR 705 mn

→ We continue making our centres of expertise more sophisticated, deepening client relationships with a particular focus on the US build-out strategy to complement our already established capabilities, and actively managing capital.
→ Strong activity year-on-year, supported by Global Banking (Global Debt Finance and Corporate Finance) and Global Markets, slightly offset by weaker Global Transaction Banking due to Cash Management.
→ Attributable profit reached EUR 705 million, a 5% drop year-on-year (in euros and in constant euros). Record quarterly revenue, with increasing costs due to the investments in the development of new capabilities and higher provisions. However, we maintained a leading position in efficiency and profitability.

Strategy
Innovation will continue to transform the global economy and shape competition as new technology develops. In this changing environment, the corporate and investment banking industry will continue to coexist with fintechs, digital assets and new digital players (e.g. virtual asset services providers), presenting exciting collaboration opportunities within new sectors.
Substantial transition finance opportunities remain in ESG (e.g. Inflation Reduction Act, Net Zero initiatives) and selected sectors are expected to present significant financial needs, namely in infrastructure, energy, life sciences, healthcare and technology.
At Santander, we are well prepared to capitalize on these opportunities, given our unique combination of global approach and local leadership, which we demonstrate through our position in various rankings.
We continue to make progress in the execution of our strategy to become a focused, world-class CIB business, positioning ourselves as a trusted advisor to our clients while delivering profitable growth and maintaining dynamic capital management.
In Q1 2024, we made the following progress across our priorities:
•We are making our centres of expertise more sophisticated, while we continue building the Global Markets (GM) business to increase activity with our corporate and institutional clients and further leverage technology, making use of AI.
Our ambitious Global Markets plan will help us grow our markets business, leveraging Santander's geographical footprint and existing platforms and, at the same time, focusing on institutional clients. Through this plan, we will also rebalance our client portfolio towards financial institutions, with the same set of products, reaching a wider client base and increasing cross-border flows.

We are starting to reap the rewards of our investments in 2023, with solid performances in institutional sales in European and US markets.
•We are deepening our client relationships to boost strategic dialogue with them and grow our wallet share by accelerating advisory and increasing sales of value-added products and services.
We are particularly focused on taking our CIB US franchise to the next level, selectively expanding our client universe and product capabilities in areas adjacent to our strengths.
The US build-out is an initiative that complements CIB US's capabilities to target untapped wallets in M&A, Equities, Debt Capital Markets (DCM) and Leveraged Finance, covering all CIB clients across the Group. A global Leveraged Finance franchise will help us to create deeper relationships, especially in the US and EMEA, and lead to follow-on financing, M&A and Equity Capital Markets (ECM) revenue opportunities. This will support higher profitability levels while maintaining a prudent risk management approach.
Additionally, delivering CIB’s products and services to the Group’s customer base and fostering collaboration with other Group businesses remain a priority.
•We continued to actively manage capital to optimize returns through our Originate-to-Share model which accelerates asset rotation and increases global origination.

January - March 2024	31

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Primary segments
Business performance
A high proportion of CIB's activity is customer related (81% of total income), remaining stable around those levels. Moreover we have a high and growing percentage of capital-light activity and we actively manage our balance sheet, as reflected in our total revenue over risk-weighted assets ratio, which has improved 1.2pp since 2022 to 7.1%.
CIB's loan book is concentrated in our Global Transaction Banking (GTB) and Global Banking (GB) businesses. Customer loans remained flat year-on-year. In gross terms, excluding reverse repos and in constant euros, they declined 1%. Customer deposits rose 8% year-on-year. Excluding repos and in constant euros, they rose 1%.
By business line, we had the following performance:
•In Global Transaction Banking, activity was lower year-on-year, mainly in Cash Management, affected by recent interest rate cuts in Latin America, partially mitigated by our enhanced value proposition (e.g. a new solution for collections reconciliation).
Trade & Working Capital Solutions had another solid quarter performance. Large corporations are consolidating local working capital facilities into more sophisticated global programmes, where our integrated global supply chain finance platform stands out.
We continue to lead the market in Export Finance. We participated in the largest ever non-recourse green financing deal (USD 5.1 billion) for Northvolt's gigafactory.
•Global Banking had an excellent quarter, with significant growth year-on-year in both Global Debt Financing (GDF), with DCM gaining market share in Europe and the US, and Corporate Finance (CF), where there is positive market momentum, though volumes remain below historical averages.
We closed several important deals in GDF, including our participation in the largest covered bond issuance since the financial crisis by Toronto Dominion, or the largest USD bond issuance in Latin America in five years by the United Mexican States. In Structured Finance, there was very low activity levels in the global infrastructure sector and greenfield developments.
In CF, we continued to be active in M&A, advising clients from all industries and participating in important and complex transactions in the telecom sector (TMT). In ECM, we acted as joint bookrunner in Albemarle’s public offering of mandatory convertible preferred stock (USD 2.3 billion).
•In Global Markets, activity almost recovered to Q1 2023 record levels, after a weaker Q4 2023. By region, good performance in Europe, where clients are usually more active in the first quarter of the year, and the US, where activity increased mainly driven by securitized products with new activities such as warehouse lending, and by credit, which benefited from new issuance fees and higher secondary trading activity in emerging markets. Brazil saw lower activity.
Results
Attributable profit in the Q1 2024 decreased 5% year-on-year to EUR 705 million. In constant euros, profit also decreased 5%, with the following detail:
•Total income rose 5% year-on-year, backed by net interest income and net fee income. Net interest income grew 25% due to the improvement in Global Markets and GDF and also to the good performances in Export Finance and Trade Finance in GTB, partially offset by lower activity in Cash Management. Net fee income grew 7%, particularly in GB, and gains on financial transactions fell 3% due to lower results in Global Markets.
By region, good revenue performance in North America offset the decrease in Europe and South America.

CIB. Total income by region. March 2024.
EUR million and % change in constant euros

Europe
North America
South America

Var
-1%
+40%
-5%

By business, revenue growth was mainly driven by Global Banking (+18%), on the back of strong activity in GDF and CF, which increased revenue by 50%, and by Global Markets (+12%) with overall gains in trading books and increases in institutional client flows. GTB declined 3%, after a record quarter in Q1 2023.

CIB. Total income by business. March 2024.
EUR million and % change in constant euros
Note: total income includes less material revenue from other activities (EUR 28 million in Q1'23 and -EUR 37 million in Q1'24).
•Costs increased 19% impacted by our investments in new products and capabilities in line with our strategy. The efficiency ratio stood at 42.0% and remained one of the best in the sector.
•Net loan-loss provisions amounted to EUR 40 million, versus net releases of EUR 24 million in Q1 2023.
RoTE was 19.2% in Q1 2024 (19.7% annualizing the impact of the temporary levy on revenue earned in Spain), supported by our efforts in capital management.
Compared to Q4 2023, profit rose 140% in constant euros, due to higher activity in Europe and lower costs and provisions (following one-off cases recorded in Brazil in Q4 2023).

CIB. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	2,112	+24	+24	+5	+5
Expenses	-888	-12	-12	+20	+19
Net operating income	1,225	+77	+77	-3	-3
LLPs	-40	-80	-81	—	—
PBT	1,107	+137	+139	-6	-7
Attributable profit	705	+139	+140	-5	-5
Detailed financial information in appendix

32	January - March 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 400 mn

→ We are continuing to build the best wealth and insurance manager in Europe and the Americas supported by our leading global private banking platform and our best-in-class funds and insurance product factories that leverage our scale and global capabilities to offer the best value proposition to our customers.
→ Total assets under management reached an all-time high of EUR 482 billion, 14% higher year-on-year, due to positive commercial activity. In Insurance, gross written premiums in the period reached EUR 3.0 billion.
→ Attributable profit amounted to EUR 400 million, 27% higher year-on-year (+25% in constant euros), with an RoTE of 77%. Including fees ceded to the branch network, Wealth's total contribution to Group profit reached EUR 838 million, +18% vs. Q1 2023 (+16% in constant euros).

Strategy
Our Wealth Management & Insurance business was established in 2017 with the aim of enhancing our service model and value proposition as part of a common platform that leverages Santander's scale and capabilities.
Since then, it has been a relevant growth driver for the Group through our three businesses, delivering consistent double-digit growth and generating around one third of the Group's total fees, including those recorded in Retail & Commercial Banking.
•Santander Private Banking (PB) is our leading global platform serving our private banking customers across 11 countries. We have a best-in-class service model and value proposition connecting clients and countries through a single platform.
•Santander Asset Management (SAM) is our global asset manager, which manufactures investment solutions for retail and institutional customers, with presence in more than ten countries and over 52 years of experience. SAM makes the most of its local client knowledge and global capabilities to provide customers the best investment opportunities.
•Santander Insurance provides protection solutions following a model based on strategic alliances with leading insurance companies, that enable us to have a comprehensive value proposition across 12 countries. We pair this with in-person and digital distribution capabilities to better serve our clients.
We continue to build the best wealth and insurance manager in Europe and the Americas underpinned by the following strategic initiatives:
•In Private Banking, we already have a best-in-class global platform leading the investment flows between Latin America, Europe and the US. Going forward, we are developing key growth opportunities to expand our footprint, such as the US domestic market and Middle East.
We also continue to complete our sophisticated value proposition in all countries with alternatives products, which exceeded EUR 3.2 billion in total commitments and more than

Private Banking clients
Thousands

13%

EUR 48 billion in discretionary managed portfolios. Finally, we continue to make the most of our connectivity between countries and segments.
In the quarter, Euromoney named us the Best International Private Bank in Latin America for the second year in a row and the Best International Private Bank in eight of our countries.
•In SAM, we operate as a global asset manager leveraging our scale, global investment capabilities and product distribution hubs. In terms of retail distribution, we are implementing a new advisory model, supported by a global platform offering enhanced customer experience.
In terms of our Alternatives and Institutional businesses, our focus is on continuing to complete our value proposition while improving our scale. During the first quarter, we launched an additional vehicle in renewable investments in Europe (Santander Renovables) bringing our total to 23 vehicles in four different investment strategies: Private Debt, Infrastructure & Energy, Real Estate and Funds of Funds.
We received several awards during the period, such as the Best Fund Manager for Voluntary Pension Savings (APV in Spanish) in Chile on top of the 27 awards we received during 2023.
•In Insurance, we are optimizing our businesses to deliver more value to our customers and simplify our operations. In addition to our traditional focus on life and home businesses, we are shifting our mix towards higher growth verticals such as savings, health and SMEs, having reinforced our health insurance offer in Chile and Portugal during the quarter.
Additionally, we are focused on improving customer growth and loyalty by streamlining our processes and bolstering our sales force to provide more personalized advisory. We are also exploring opportunities in the open market and developing new global platforms such as Autocompara, our auto comparison engine with presence in five countries and 1.4 million active policies.

Wealth. Awards in the quarter

January - March 2024	33

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Primary segments
Business performance
Total assets under management (AuMs) reached an all-time high of EUR 482 billion, 14% more than Q1 2023 (in constant euros), driven by last year's record commercial activity and positive market performance. In terms of Insurance, gross written premiums reached EUR 3.0 billion with the year-on-year change impacted by savings business. By business and in constant euros:
•In Private Banking, we had customer assets and liabilities of EUR 317 billion for the first time (+15% year-on-year), with all product categories growing. This is the result of positive commercial activity with net new money totalling EUR 5.5 billion in the period with significant year-on-year growth.
We remain close to our clients, as we offer them benefits of our scale and international presence, managing network business volumes (cross-border business between markets) of EUR 57 billion (+11% year-on-year). All this resulted in our client base growing 13% year-on-year to 277,000.
•In SAM, total assets under management reached EUR 226 billion, +15% year-on-year, on the back of record commercial activity in 2023 and a favourable market performance, a trend that continued in Q1 2024. There was significant growth in net sales, reaching EUR 3.8 billion, driven by the adjustment of our value proposition to current market conditions.
As a result of this remarkable activity, we are achieving market share growth in most of our countries, notably in Spain, where we are one of the market leaders and Brazil and Mexico, where we managed to reverse the negative dynamics in the first part of 2023.
•In Insurance, gross written premiums amounted to EUR 3.0 billion, -4% year-on-year due to extraordinary savings inflows in 2023. Good performance in non-related business growing 8% year-on-year.

Wealth. Business performance
EUR billion and % change in constant euros

Total AuMs
Funds and investment*
- SAM
- Private Banking
Custody
Customer deposits
Customer loans
GWP

/ Dec-23	/ Mar-23
+5%	+14%
+4%	+12%
+4%	+15%
+6%	+11%
+7%	+28%
+2%	+2%
+1%	+4%
-24%	-4%

Note: total products marketed, advised, under custody and/or managed.
* Excluding overlaps between PB and SAM of EUR 38 billion between PB clients' investment funds managed by SAM.
Results
Attributable profit in Q1 2024 amounted to EUR 400 million, 27% higher year-on-year. In constant euros, it grew 25%, with the following results by line:
•Total income reached EUR 892 million, 17% higher year-on-year supported by interest income management and solid net fee income.
Net interest income increased 26% on the back of solid margin management of interest margins and commercial activity in PB.
Net fee income rose 17% year-on-year to EUR 364 million, with consistent growth in both PB and SAM.
Wealth's total fee contribution to the Group (including those ceded to commercial network) rose 13% year-on-year to EUR 1,012 million and accounted for 31% of the Group's total fees with strong fee growth across businesses, driven by more recurrent activity in PB, higher volumes in SAM and the good performance of protection business in Insurance.
Total income including gross fees ceded to the branch network amounted to EUR 1,539 million, 14% higher year-on-year with a solid performance across the three businesses.

Wealth. Total income. March 2024.
EUR million and % change in constant euros

PB
SAM
Insurance

Total income	Revenue + ceded fees
+18%	+18%
+24%	+15%
+2%	+9%

Total income	Fees ceded to the commercial network
Note: information at Wealth level excludes overlaps between businesses.
•Costs increased 5% year-on-year, impacted by inflation, investments in key initiatives such as reinforcing PB teams to respond to higher commercial activity.
•Wealth's total contribution to Group profit (profit plus fees ceded to the commercial network) reached EUR 838 million, up 18% year-on-year (+16% in constant euros), driven by good performance across the three businesses.
RoTE in Q1 2024 was 77.3% (80.4% annualizing the impact of the temporary levy on revenue earned in Spain).
Compared to Q4 2023, attributable profit increased 12% in constant euros boosted by total income performance in PB and SAM.

Wealth. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	892	+14	+14	+18	+17
Expenses	-306	-9	-9	+5	+5
Net operating income	585	+30	+30	+25	+24
LLPs	-4	—	—	—	—
PBT	557	+18	+18	+26	+24
Attributable profit	400	+12	+12	+27	+25
Detailed financial information in appendix

34	January - March 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Payments	Underlying attributable profit
EUR 137 mn

→ PagoNxt and Cards bring a unique position in the payments industry to the Group, covering both sides of the value chain (issuing and acquiring businesses).
→ Activity increased in both businesses supported by global platform development, enabling further scale gains. In PagoNxt, Getnet's TPV rose 14% year-on-year in constant euros and the number of transactions improved 13%. In Cards, turnover increased 6% year-on-year in constant euros and transactions rose 8%.
→ Attributable profit was EUR 137 million, increasing 29% year-on-year (+22% in constant euros) mainly driven by lower LLPs. In PagoNxt, EBITDA margin improved 9.5pp to 17.0%.

PagoNxt and Cards strategy
PagoNxt brings together the Group's main payment businesses and has the objective to offer to all its customers integrated, innovative and high value-added solutions that enable corporates and businesses to improve their competitiveness through excellent management of both their national and international payments. PagoNxt is structured around three businesses: Getnet, one of the largest global merchant acquiring platforms, Ebury, a specialist international B2B payments business for SMEs and PagoNxt Payments, which integrates OneTrade and Payments Hub global platforms and focuses on account-to-account (A2A) payment processing.
In the first quarter, we made progress in our key strategic priorities:
•In Getnet, we continued to develop our global platform, launch new functionalities and prepare Getnet's expansion to other markets, such as the UK.
•Ebury, continued to make progress in its international expansion strategy, launching new operations in Brazil, developing new business verticals, such as mass payments, and evolving its online capabilities to better serve its customers.
•PagoNxt Payments, integrated Lynx Tech, an independent software company based on artificial intelligence to detect and prevent financial crime.
Cards includes the cards businesses across our footprint and our card platform. In the quarter, we made progress in the priorities set for the year:
•Expanding the business: we made progress in implementing Card Risk Data Lab, our global solution based on innovative modelling techniques that enables us to evolve and scale new data models, with positive results with pre-approved customers increasing 5% year-on-year and improving customer default predictability. We are also strengthening the connection between card issuing and acquiring platforms to offer value-added products and services, and in the second quarter we will launch the first differential joint value proposition (card + PoS) in Chile and Spain.
•Improving customer satisfaction and offering the best card payment experience in a simple way at any time, which we call Invisible Payments. For physical payments we launched Google Pay in Mexico and Apple Pay in Argentina during the quarter, while in e-commerce payments we continued to work on the implementation of Click to Pay (a simple payment solution). We continued to roll out new digital services on a global scale, such as the token manager, which is now available to more than 40 million customers across the Group.
•Implement Plard, our new global card platform, where we already have more than 45,000 debit cards under management in Brazil. Additionally, we are simplifying the card product portfolio, and we already achieved a 77% reduction year-on-year.
Business performance
Loans and advances to customers increased 9% year-on-year. Excluding reverse repurchase agreements and in constant euros, gross loans rose 7%, driven by growth in both PagoNxt and Cards.
Payments has very small deposit volume concentrated in the PagoNxt business. These deposits, which amounted to EUR 790 million, rose 31% year-on-year in euros and in constant euros.
Results
Attributable profit was EUR 137 million in the Q1 2024, 29% higher year-on-year. In constant euros, profit increased 22%, by line:
•Total income was flat. Excluding a one-time positive fee recorded in Q1 2023 from commercial agreements in Brazil, total income increased 7%, driven by activity improvement.
•Costs rose 8%, reflecting our platform investment in both businesses.
•Net loan-loss provisions, which mainly relate to the Cards business, decreased 14%, supported by both Cards and PagoNxt.
Compared to Q4 2023, attributable profit decreased after a strong fourth quarter of 2023 and higher costs this quarter.

Payments. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	1,353	+3	+3	+3	0
Expenses	-650	+18	+18	+10	+8
Net operating income	703	-7	-7	-3	-7
LLPs	-418	+15	+14	-11	-14
PBT	265	-28	-27	+10	+6
Attributable profit	137	-33	-32	+29	+22
Detailed financial information in appendix

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Primary segments
PagoNxt
Business performance
Getnet, our merchant acquiring business with presence in Latin America and Europe, continued to consolidate its franchise and market position. Payments and Ebury businesses continued to execute their growth and development plans.
In Q1 2024, total number of transactions in Getnet reached EUR 2.4 billion, 13% higher year-on-year, and total payment volumes (TPV) was EUR 53.7 billion, 14% more than in Q1 2023 in constant euros.

PagoNxt. Activity

TPV (Getnet)
EUR billion and changes in constant euros

+14%

Results
In the Q1 2024, attributable loss of EUR 39 million, compared to a EUR 55 million loss in Q1 2023, a 29% improvement. In constant euros, profit improved 26%, by line:
•Total income reached EUR 283 million, up 13% year-on-year.
•Costs rose 8% year-on-year, reflecting the inflationary pressures and investments in developing global platforms.
EBITDA margin was 17.0% (+9.5 pp higher than in Q1 2023).
In the quarterly comparison, attributable loss compared to a profit in Q4 2023 due to seasonality in the last quarter of the year. Costs rose relating to the implementation of strategic initiatives and perimeter changes.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	283	-12	-11	+16	+13
Expenses	-304	+14	+14	+10	+8
Net operating income	-21	—	—	-38	-32
LLPs	-4	+199	+208	-39	-39
PBT	-27	—	—	-35	-31
Attributable profit	-39	—	—	-29	-26
Detailed financial information in appendix
Cards
Business performance
Card turnover increased 6% in constant euros, driven by 9% growth in credit cards and a 4% rise in debit cards.
The number of transactions rose 8% and the payment acceptance rate continued to steadily increase. We also continue to improve customer experience.

Cards. Activity

Turnover
EUR billion and changes in constant euros

+6%

Results
Attributable profit in the Q1 2024 amounted to EUR 177 million, a 9% rise. In constant euros, profit rose 7%, by line:
•Total income was EUR 1,070 million, decreasing 3% year-on-year affected by a one-time positive fee in Q1 2023 in Brazil. Excluding this effect, revenue would have risen 5%, reflecting the good activity performance.
•Costs rose 8% year-on-year, reflecting the inflationary pressures and ongoing investment plans to develop and implement our global platform, Plard.
•Net loan-loss provisions fell 14%, with a declining NPL ratio, due to lower interest rates in Latin America, benefitting customer payment capacity.
In Q1 2024, RoTE in Cards was 35.5%.
Compared to Q4 2023, attributable profit decreased 1% in constant euros, as total income growth was offset by higher costs and provisions.

Cards. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	1,070	+8	+8	0	-3
Expenses	-346	+23	+22	+11	+8
Net operating income	724	+3	+3	-5	-8
LLPs	-414	+15	+13	-11	-14
PBT	292	-13	-12	+3	+1
Attributable profit	177	-2	-1	+9	+7
Detailed financial information in appendix

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Primary segments

Corporate Centre	Underlying attributable profit
-EUR 357 mn
→ The Corporate Centre continued to support the Group.
→ The Corporate Centre’s objective is to define, develop and coordinate the Group's strategy and aid the operating units by contributing value and carrying out the corporate oversight and control function. It also carries out functions related to financial and capital management.
→ Attributable loss of EUR 357 million, a 28% greater loss compared to Q1 2023 mainly due to lower gains of financial transactions (higher negative impact from foreign currency hedging).

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Through global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, competitive development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve efficiency in our processes and service quality for our customers.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of March 2024, the liquidity buffer was EUR 330 billion.
This activity is carried out by the diversification of funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next twelve months results in euros. The net investments in equity currently hedged totalled EUR 19,641 million (mainly in the UK, Mexico, Poland and Chile) with different FX instruments (spot or forwards).
•Management of total capital and reserves: capital analysis, adequacy and management of the Group including: coordination with subsidiaries, monitoring returns to maximize shareholder returns, setting solvency targets and capital contributions, and monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.
Results
In Q1 2024, the attributable loss was EUR 357 million, 28% higher than in Q1 2023 (a EUR 279 million loss), by line:
•Net interest income improved by EUR 21 million, due to positive sensitivity to interest rate rises.
•Lower gains on financial transactions (EUR 108 million worse), due to higher negative impacts from FX hedging.
•On the other hand, operating expenses improved 8% compared to the same period in 2023, driven by ongoing simplification measures.
•Lastly, other results and provisions improved slightly year-on-year.

Corporate Centre. Underlying income statement
EUR million and % change
	Q1'24	Q4'23	Chg.	Q1'23	Chg.

Total income	-210	+212	—	-124	+69%
Net operating income	-297	+104	—	-219	+36%
PBT	-340	+73	—	-260	+31%
Attributable profit	-357	+87	—	-279	+28%
Detailed financial information in appendix

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Secondary segments

Europe	Underlying attributable profit
EUR 1,541 mn
→ We continue to accelerate our business transformation to achieve higher growth and a more efficient operating model.
→ New business lending volumes are recovering, however the stock of loans declined year-on-year, still affected by prepayments in a context of higher interest rates. Customer deposits rose, with strong increase in time deposits.
→ Attributable profit (EUR 1,541 million) up 30% (+27% in constant euros) with strong revenue growth, mainly from net interest income in Spain, Portugal and Poland, with costs growing in line with inflation and lower provisions.

Strategy
In 2024, we remain focused on growing our business and transforming our operating model, to improve efficiency and customer experience.
•In Retail, we continue to drive digitalization through a common online banking and mobile experience, while reducing running costs and streamlining products and processes.
•In CIB, we are focused on deepening customer relationships and boosting our distribution capabilities.
•Wealth is a key driver of fee generation. We continue boosting our business while increasing efficiency by developing centralized global technology platforms.
•In Payments, we continue expanding our businesses across Europe through PagoNxt and Cards.
Additionally, our capital discipline allows us to maximize the value of the businesses, focusing on sustainable asset rotation and on high-value origination.
Business performance
Positive business dynamics with new business volumes improving year-on-year, supported by customer growth across the region (up nearly 700 thousand customers).
Loans and advances to customers remained flat year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros, they decreased 4%, with falls across most countries, except Poland due to record mortgage and personal loans originations and CIB portfolio growth. By business, they decreased in Retail (due to mortgage prepayments in the UK and Spain), and also in CIB in Spain.

Europe. Business performance. March 2024
EUR billion and YoY % change in constant euros

Europe	553	-4%	Europe	725	+3%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Customer deposits increased 4% year-on-year. Excluding repurchase agreements and in constant euros, they grew 1%, driven by time deposits (+31%), while demand deposits fell 5%. By business, deposits rose mainly due to time deposits in Retail, CIB and Wealth. Mutual funds rose 17% in constant euros, with increases in all countries.
Results
Attributable profit in Q1 2024 was EUR 1,541 million, up 30% year-on-year. In constant euros, it grew 27% (+30% excluding temporary levy on revenue earned in Spain), as follows:
•Total income grew 10%, due to higher net interest income (+12), with strong growth in Spain, Portugal and Poland, supported by good margin management. In the UK, net interest income was impacted by higher deposit costs and lower mortgage volumes. Net fee income rose 2%, driven by FX and mutual fund fees in Poland and higher fees in Portugal.
•Costs increased 5%, in line with inflation, especially in the UK (impact of inflation on salaries) and Poland (tight labour market). Net operating income increased 14% and efficiency ratio improved by 223 bps, reaching 39.7%.
•Net loan-loss provisions decreased 26%, driven by lower activity in Spain and Portugal, macro improvement in the UK and lower provisions in Poland. The cost of risk remained flat year-on-year at 0.41%.
Compared to Q4 2023, profit rose 17% in constant euros, driven by the strong growth in gains on financial transactions (mainly in CIB in Spain), higher net fee income, cost reduction and lower CHF provisions in Poland.

Europe. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	5,809	+11	+11	+12	+10
Expenses	-2,305	-2	-3	+6	+5
Net operating income	3,504	+23	+22	+17	+14
LLPs	-484	-17	-18	-25	-26
PBT	2,438	+31	+31	+32	+29
Attributable profit	1,541	+18	+17	+30	+27
Detailed financial information in appendix

38	January - March 2024

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Secondary segments

DCBE	Digital Consumer Bank Europe	Underlying attributable profit
EUR 229 mn
→ Our strategy is focused on strengthening our leadership in auto and non-auto through strategic alliances and better service through new operational and non-auto leasing platforms, with Zinia in BNPL.
→ New business volumes fell 1% year-on-year in constant euros (flat in auto), in an environment that still tends to limit consumption (though starting to show signs of recovery), and in line with our strategy to prioritize profitability over volumes. Deposits rose 21%, also in line with our objective to increase retail funding to reduce liability costs.
→ Attributable profit of EUR 229 million, down 6% year-on-year (-1% in constant euros excluding the temporary levy on revenue earned in Spain) due to the impact of rising rates on net interest income and cost of risk normalization to pre-pandemic levels.

Strategy
The vision in our DCB Europe business is to become the preferred partner of our final customers and partners, offering greater profitability and value creation.
We are thus transforming our operating model:
•We continue to offer global solutions integrated into the processes of our partners - manufacturers, importers, and retailers - accompanying them as their increasingly digital business models evolve.
•Simplifying and automating our processes to improve customer experience and gain in scalability.
•Building and developing global platforms. We have our already implemented operational leasing solution, Zinia, our buy now, pay later business in Germany with 1 million users, and Openbank in four markets (Spain, Netherlands, Portugal and Germany).
Business performance
The stock of loans and advances to customers rose 6%. In gross terms, excluding reverse repos and in constant euros, it reached EUR 135 billion, 6% higher year-on-year.
Our access to wholesale funding markets remained strong and diversified. In line with our strategy to increase retail funding to reduce funding costs, customer deposits increased 21% year-on-year. Excluding repos and in constant euros, they also grew 21% up to EUR 73 billion. Mutual funds increased double-digits from very low levels.

DCB Europe. Marzo 2024
EUR billion and % change in constant euros

0%
	QoQ		+6%
QoQ
135
	+6%	77	+21%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Results
In Q1 2024, attributable profit reached EUR 229 million, a 6% decline year-on-year. In constant euros, profit also decreased 6% (-1% excluding the impact of the temporary levy on revenue earned in Spain), as follows:
•Total income improved 5%, mainly due to net interest income (+6%), supported by active loan repricing and customer deposit growth. In addition, net fee income grew 15%, driven by greater penetration in direct insurance in France and Germany.
•Costs remained almost flat absorbing the effects of inflation and business growth. All considered, net operating income grew 9% and the efficiency ratio stood at 47.1%.
•Net loan-loss provisions increased 43%, due to cost of risk normalization in line with expectations (still below our historical average), volumes growth, some regulatory impacts and lower portfolio sales than in 2023. Cost of risk remained at very low levels (0.67%), normalizing in line with expectations and the NPL ratio reached 2.27%.
By country, profit of EUR 58 million in Germany, EUR 52 million in Nordics, EUR 29 million in France and EUR 28 million in the UK.
Compared to Q4 2023, profit fell 39% in constant euros affected by seasonality, lower gains on financial transactions (from high levels in 2023), the impact on provisions from higher portfolio sales in Q4 2023, and the impact of the temporary levy on revenue earned in Spain.

DCB Europe. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	1,410	-2	-2	+5	+5
Expenses	-665	+2	+2	+1	+1
Net operating income	745	-5	-5	+9	+9
LLPs	-276	+81	+80	+43	+43
PBT	401	-31	-31	-10	-11
Attributable profit	229	-39	-39	-6	-6
Detailed financial information in appendix

January - March 2024	39

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Secondary segments

North America	Underlying attributable profit
EUR 644 mn
→ We continue to leverage the strength of our global businesses to transform our presence in the US and Mexico while refining our tailored service and product suite for a better customer experience.
→ Loans and advances to customers increased 3% year-on-year in constant euros driven by growth in Mexico. Customer funds rose 2% in constant euros, due to higher time deposits in both countries and mutual funds in Mexico.
→ Attributable profit in Q1 2024 was EUR 644 million, up 3% year-on-year (-2% in constant euros), with top line growth in both Mexico and the US, higher costs (inflation and investments) and cost of risk normalization.

Strategy
We continued to pursue business transformation across the US and Mexico leveraging our global and regional scale. We:
•Remained focused on executing the transformation of our Retail and Consumer businesses in both countries. The simplification of our product portfolio and streamlining our operations continue, as well as the adoption of global technology platforms to deliver an enhanced digital experience.
•Continued to invest in our Corporate & Investment Banking build-out in the US, with the expansion of our advisory services and enhanced product offering capabilities.
•Pursued growth in Wealth, with targeted investments to further complete our global businesses' capabilities and strengthen growth levers.
•Strengthened our regional operating model in technology and operations to consolidate know-how, digitalization, digital hubs, front and back-office automation driving more effective and efficient operations.
Business performance
Loans and advances to customers were flat year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 3% mainly due to Retail, Payments and Consumer (Auto) businesses in Mexico and to CIB in the US.
Customer deposits grew 1% year-on-year. Excluding repos and in constant euros, they also rose 1% driven by Retail time deposits in Mexico (as a result of strong customer acquisition) and by Consumer time deposits in the US, offsetting lower demand deposits in Consumer US.
Mutual funds rose 5% year-on-year in constant euros, as the strong performance in Mexico more than compensated a decrease in the US.

North America. Business performance. March 2024
EUR billion and YoY % change in constant euros

North America	167	+3%	North America	176	+2%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Attributable profit in Q1 2024 was EUR 644 million, up 3% year-on-year. In constant euros, profit decreased 2%, as follows:
•Total income rose 8%, driven by net interest income increase in Mexico supported by volumes growth in Retail and Payments, and a very strong revenue performance in CIB in the region, particularly in the US, as a result of the first advances in our business franchise transformation.
•Costs increased 8%, impacted by inflation and investments in IT, digitalization and transformation initiatives in Retail in Mexico and in CIB in the US, partly offset by ongoing costs savings and efficiencies captured in our Retail and Consumer businesses in the US.
•Net loan-loss provisions grew 20% year-on-year, mainly reflecting the strong business growth in Retail portfolios in Mexico and the expected cost of risk normalization.
Compared to Q4 2023, attributable profit grew 39% in constant euros, boosted by double-digit growth in net operating income (higher revenue in CIB and Wealth in the US and lower costs in both countries) and lower provisions due to some seasonality in Auto in the US.

North America. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	3,485	+4	+3	+11	+8
Expenses	-1,661	-6	-6	+11	+8
Net operating income	1,824	+13	+13	+11	+8
LLPs	-985	-13	-13	+22	+20
PBT	776	+66	+62	-5	-9
Attributable profit	644	+42	+39	+3	-2
Detailed financial information in appendix

40	January - March 2024

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Secondary segments

South America	Underlying attributable profit
EUR 796 mn
→ We are focused on being the primary bank for our customers and the most profitable in each of our countries in the region, taking advantage of the synergies between our global and regional businesses. We maintained a solid customer base (75 million), supported by our focus on service quality.
→ In terms of activity, year-on-year growth in both loans and deposits in constant euros, while seeking to become the leading bank in inclusive and sustainable businesses through differential value proposals.
→ Attributable profit was EUR 796 million in Q1 2024, with a 1% increase year-on-year (+1% also in constant euros) driven by net interest income growth which offset higher costs and provisions.

Strategy
In first quarter, the main initiatives by business were:
•In Retail, we are implementing corporate solutions that allow us to accelerate the change of our model towards a digital bank with branches.
•In Consumer, we continued to invest in the franchise, developing new businesses and strengthening OEM alliances.
•In CIB, we are evolving towards a pan-regional offering, expanding our capabilities in markets and corporate finance.
•In Wealth, we are working to increase liability gathering, to drive loyalty and growth of higher value customers.
•Finally, in Payments, we continued to drive PagoNxt and Cards growth, through the development of new businesses and customer experience improvement.
Business performance
In volumes and results, the variations in constant euros have been calculated considering the ARS exchange rate on the last working day for each of the periods presented. For further information, see the section 'Alternative performance measures' in the appendix to this report.
Loans and advances to customers increased 1% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 5% driven by growth in Brazil, Chile and Uruguay.
By business, they rose in Retail (higher volumes across products in Brazil and Uruguay and mortgages in Chile), in Consumer and Wealth (overall positive performance) and Payments, driven by Brazil and Chile. In CIB, loans decreased due to a decline in Brazil, in a more competitive environment.

South America. Business performance. March 2024
EUR billion and YoY % change in constant euros

South America	161	+5%	South America	204	+9%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Customer deposits increased 5% year-on-year. Excluding repos and in constant euros, they grew 6%, driven by time deposits (+12%), while demand deposits fell 5%. By business, deposits rose mainly due to time deposits in Retail, CIB and Wealth.
Mutual funds rose 14% in constant euros, with increases in most countries.
Results
In Q1 2024 attributable profit reached EUR 796 million, 1% higher than in the Q1 2023. In constant euros, profit also rose 1%, as follows:
•Total income increased 10%, supported by 31% net interest income growth, up double-digits in all countries, driven by business growth and lower interest rates in Brazil and Chile. Net fee income performance (+1%) was impacted by last year's high levels in Brazil and Chile and lower fees in Argentina.
•Costs increased 6%, especially in Argentina. Net operating income increased 13% and efficiency improved by 170 bps to 37.4%.
•Net loan-loss provisions were up 10%, due to credit portfolio growth in Brazil and Chile. The cost of risk stood at 3.44% (3.39% in March 2023).
Compared to Q4 2023, profit increased 15%, supported by the good revenue performance in Q1 2024 and since Q4 2023 profit was affected by higher provisions in Brazil (from single names in the CIB portfolio) and the ARS devaluation impact in Argentina.

South America. Underlying income statement
EUR million and % change
		/	Q4'23	/	Q1'23
	Q1'24%		excl. FX	%	excl. FX

Total income	4,887	+13	+15	+11	+10
Expenses	-1,829	+15	+17	+6	+6
Net operating income	3,058	+12	+13	+14	+13
LLPs	-1,378	-12	-11	+12	+10
PBT	1,308	+39	+43	+5	+6
Attributable profit	796	+12	+15	+1	+1
Detailed financial information in appendix

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Responsible Banking

STRATEGY AND TARGET

Our sustainability strategy focuses on supporting business growth, meeting our stakeholders' expectations and making Santander more resilient through sound risk management, data protection and privacy, transparency, culture and governance. This strategy focuses on areas with the greatest risks or opportunities for the Group or where we can have the greatest impact.
We continued to make progress towards meeting the goals set at Investor Day, which include supporting the transition to a green economy and promoting inclusive growth.

Green finance	Socially Responsible Investments (SRI) AuMs	Financial inclusion
EUR 118.5 billion	EUR 72.8 billion	2.3 million people
Target 1: EUR 120 bn 2025	Target: EUR 100 bn 2025	Target: 5 mn 2025
Target 2: EUR 220 bn 2030
Note: not audited and not taxonomy.

GROUP

•In 2023, we maintained our position in MSCI (AA) and remained in the DJSI World and European Index for Banks. In CDP, we maintained our position at Leadership level, however decreased from A to A-. We improved our position in the Sustainalytics (scoring 19.7 points and moving to the low risk category), Moody's (65 points) and FTSE4Good (4.7 points) indices. Santander México was included as a member of S&P Global's Sustainability Yearbook 2024 and CDP upgraded Santander Brasil's rating from B to A-.
•In February, we published the 2023 Annual Report in which the Responsible Banking chapter responds to the Non-Financial Information Statement (EINF in Spanish), and we incorporated elements of the European Corporate Sustainability Reporting Directive (CSRD), as a first step in adapting to the reporting requirements that will come into force for the next annual report.
•On 22 March 2024, the annual general meeting approved the long-term incentive scheme (2024-2026), which includes ESG metrics accounting for 20% of the total.
•Our Climate Finance Report 2023 follows the framework established by the Taskforce on Climate-related Financial Disclosures (TCFD), which shows progress on our transition plan and the integration of climate-related risks and opportunities.

GLOBAL BUSINESSES

RETAIL
•Since 2023, we have financially included 2.3 million people, of which more than 1.2 million were through access initiatives and around 1.1 million through finance initiatives. We support microentrepreneurs through our Prospera, Tuiio and Surgir propositions, present in four countries, through which we lent EUR 303.6 million in Q1 2024.
•As part of our objective to invest EUR 400 million between 2023 and 2026 to foster education, employability and entrepreneurship, we have reached EUR 120.9 million, of which EUR 15.9 million was in Q1 2024. In addition, in Q1 2024 we invested EUR 7 million in investment to communities.

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CONSUMER
•In Q1 2024 in Europe, we financed more than 54,000 new electric vehicles (EV) for a total of EUR 1.6 billion, equivalent to a market share in EV sales in Europe of more than 10%. Our offering includes a wide range of green solutions including the financing of electric vehicles, electric chargers, solar panels and electric bicycles.
•We published our decarbonization target in the European auto lending portfolio for 2030. Together with those set in CIB's global business, we have a total of seven targets in five high-emission sectors.

CIB
•As at 31 March 2024, we had mobilized EUR 118.5 billion in green finance since we set our target in 2019, EUR 3.2 billion in Q1 2024. This brings us very close to our target of EUR 120 billion in the period 2019-2025.
•For the corporate and investment banking portfolio, we set an additional decarbonization target for 2030 in the auto manufacturing sector. We now have six targets in five high emitting sectors: power generation, energy (oil and gas), aviation, steel, auto manufacturing and thermal coal.

WEALTH
•We continued to increase our socially responsible investment (SRI) product offering, advancing towards our target of reaching EUR 100 billion in SRI AuMs in 2025. In Q1 2024, the total volume of AuMs in socially responsible investments was EUR 72.8 billion, of which EUR 51.2 billion were in SAM and EUR 21.6 billion from third party funds in Private Banking.
•Our voting activity in SAM earned us a special mention from ShareAction in their latest voting report 'Voting matters'.

PAYMENTS
•In Cards in 2023, we acquired 37 million cards (72% of the total in the year) made of sustainable materials (recycled PVC or PLA).

January - March 2024	43

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Corporate governance

Santander
Junta General de Accionistas
2024
Santander
Junta General de Accionistas
2024
Santander
Santander
Santander
Santander

→	Clear and robust corporate governance to ensure a long-term sustainable business model

→	High shareholder participation and active involvement at the general meeting

2024 ordinary general shareholders’ meeting.

2024 Ordinary general shareholders’ meeting
Banco Santander held its 2024 ordinary general shareholders’ meeting on second call on 22 March at Centro de Formación El Solaruco (Ciudad Grupo Santander), in Boadilla del Monte. Shareholders were able to attend in person and by telematic means.
617,739 shareholders, owning 66.65% of the share capital, attended the general meeting on their own behalf or by proxy.
The proposed resolutions submitted by the board passed with an average of 97.16% votes in favour. 99.36% of voting shareholders approved the Bank’s management for the 2023 financial year.
Detailed information on the resolutions that passed at the general meeting can be found published on our corporate website (www.santander.com).
Changes to the board of directors
At the ordinary general meeting, shareholders approved the appointment of Carlos Barrabés as independent director, subject to regulatory approval, to fill the vacancy left by Bruce Carnegie-Brown.
They also approved the appointment of Antonio Weiss as independent director to fill the vacancy left by Ramiro Mato, who will step down from the board of directors on the date of obtaining the regulatory approval for Antonio Weiss’s appointment.
Changes to the board committees
These changes to the composition of its committees took place on 23 March:
•Audit committee: Germán de la Fuente was appointed Chair to replace Pamela Walkden, who will remain as a member of the committee.
•Nomination committee: Belén Romana was appointed Chair to replace Bruce Carnegie-Brown, who stepped down as a member of the committee.
•Remuneration committee: Bruce Carnegie-Brown stepped down as a member of the committee.
•Risk supervision, regulation and compliance committee: Pamela Walkden was appointed Chair to replace Belén Romana, who will remain as a member of the committee.
•Responsible banking, sustainability and culture committee: Pamela Walkden joined the committee and Belén Romana stepped down as a member.
•Innovation and technology committee: Glenn Hutchins was appointed Chair to replace Ana Botín, who will remain as a member of the committee.
The updated composition of the board committees is available on our corporate website (www.santander.com).
Changes to the organizational structure of the Group's Senior Management
On 1 March, the appointment of David Hazell as Group Chief Compliance Officer to succeed Marjolein van Hellemondt was announced. His appointment is subject to regulatory approval. In 2012, Mr Hazell joined the Group as Chief Compliance Officer of Santander UK and has been the Chief Compliance Officer of Santander US since 2018.
On 21 March, the board of directors appointed Julia Bayón as the new Group Chief Audit Executive and Head of the Internal Audit division to succeed Juan Guitard, who was appointed vice president of PagoNxt, S.L. Her appointment is subject to regulatory approval. Ms Bayón led the Group’s Business and Corporate & Investment Banking Legal Service and was deputy secretary of the board of directors of Banco Santander. She has been a director of Santander Perú since 2021.

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Santander Share
In application of the shareholder remuneration policy for 2023, on 19 February 2024 the board approved the implementation of a second share buyback programme for a maximum amount of EUR 1,459 million, having already been authorized by regulators. The programme commenced on 20 February 2024 and is currently underway.
On 22 March 2024, the annual general meeting approved the payment of a final cash dividend against 2023 results of EUR 9.50 cents gross per share entitled to receive the dividend, payable from 2 May 2024.
After completing both actions, total shareholder remuneration against 2023 results is expected to total EUR 5,538 million (approximately 50% of the Group's 2023 reported profit excluding non-cash, non-capital ratios impact items) distributed approximately as 50% in cash dividend and 50% in share buybacks.
For 2024 results, the board of directors plans to continue with the same remuneration policy, which is a payout of approximately 50% of the Group's reported profit (excluding non-cash, non- capital ratios impact items), distributed approximately equally between cash dividend and buyback programmes. The execution of the shareholder remuneration policy is subject to future corporate and regulatory approvals.
Share price performance
Santander's shares are listed on five markets: on four exchanges in Spain (Madrid, Barcelona, Bilbao and Valencia), in the US (as an ADR), in the UK (as a CDI), in Poland and in Mexico (Sistema Internacional de Cotizaciones).
During the first quarter of the year, expectations for global economic growth improved from a scenario of moderate slowdown to a more optimistic one, with solid performance in regions such as the US and Latin America. Inflation levels continue to gradually fall back towards the central banks' targets.

Regarding potential interest rate cuts, central banks are taking a moderate stance to avoid premature tapering. Markets are pricing in interest rate cuts by the European Central Bank, the Federal Reserve and the Bank of England starting from June/July. In Q1 2024, all three central banks decided to hold interest rates at their meetings (at 4%, 5.25-5.50% and 5.25%, respectively).
In Latin America, the economies of countries such as Brazil, Mexico and Chile accelerated at the beginning of 2024, while a positive tone is beginning to emerge in Argentina in a market that still faces significant challenges ahead with a focus on inflation.
In this environment, equity markets performed well. Santander's share price ended March 2024 with positive return of 19.6% in the quarter, outperforming the market. In the banking sector, the Eurostoxx Banks, the eurozone's main index, was 17.7% up, while the DJ Stoxx Banks rose by 12.6% and the MSCI World Banks in euros increased 10.1%. The other main indices also closed up (the Ibex 35 by 9.6% and the DJ Stoxx 50 by 8.2%).

Share price

START 29/12/2023	END 29/03/2024
€3.780	€4.522

Maximum 28/03/2024	Minimum 30/01/2024
€4.568	€3.563

Comparative share performance

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Market capitalization and trading
As at 29 March 2024, Santander’s market capitalization of EUR 71,555 million was the second largest in the eurozone and 22nd largest in the world among financial institutions.
The share’s weighting in the DJ Stoxx Banks index was 7.2% and 11.7% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 was 12.6% at end March.
A total of 2,187 million shares were traded in the period for an effective value of EUR 8,492 million and an annualized liquidity ratio of 55%.
The daily trading volume was 34.7 million shares with an effective value of EUR 135 million.
Shareholder base
The total number of Santander shareholders at the end of March 2024 was 3,584,294, of which 3,225,265 were European (72.78% of the capital stock) and 347,821 from the Americas (25.97% of the capital stock).
Excluding the board, which holds 1.23% of the bank’s capital stock, retail shareholders accounted for 39.90% and institutional shareholders accounted for 58.87%.

Share capital distribution by geographic area
March 2024
The Americas	Europe	Other
25.97%	72.78%	1.25%

Source: Banco Santander, S.A. Shareholder register.

2nd	Bank in the eurozone by market capitalization
EUR	71,555	million

The Santander share
March 2024

Shares and trading data
Shares (number)	15,825,578,572
Average daily turnover (number of shares)	34,712,614
Share liquidity (%)	55
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.93
Free float (%)	99.30

Share capital distribution by type of shareholder
March 2024

Institutions
58.87%

Board *
1.23%

Retail
39.90%

* Shares owned or represented by directors.

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Appendix

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Group financial information

Financial information

Net fee income. Consolidated
EUR million
	Q1'24	Q4'23	Change (%)	Q1'23	Change (%)
Fees from services	1,821	1,585	14.9	1,844	(1.2)
Wealth management and marketing of customer funds	1,076	985	9.2	924	16.5
Securities and custody	343	265	29.4	275	24.7
Net fee income	3,240	2,835	14.3	3,043	6.5

Underlying operating expenses. Consolidated
EUR million
	Q1'24	Q4'23	Change (%)	Q1'23	Change (%)
Staff costs	3,594	3,646	(1.4)	3,245	10.8
Other general administrative expenses	2,125	2,039	4.2	2,111	0.7
Information technology	645	610	5.7	642	0.5
Communications	104	99	5.1	103	1.0
Advertising	139	146	(4.8)	136	2.2
Buildings and premises	192	156	23.1	177	8.5
Printed and office material	23	26	(11.5)	20	15.0
Taxes (other than tax on profits)	150	128	17.2	149	0.7
Other expenses	872	874	(0.2)	884	(1.4)
Administrative expenses	5,719	5,685	0.6	5,356	6.8
Depreciation and amortization	828	779	6.3	789	4.9
Operating expenses	6,547	6,464	1.3	6,145	6.5

Operating means. Consolidated
	Employees[1]			Branches
	Mar-24	Mar-23	Change	Mar-24	Mar-23	Change
Europe	67,756	66,667	1,089	3,069	3,133	(64)
Spain	24,573	24,845	(272)	1,864	1,909	(45)
United Kingdom	22,339	21,860	479	444	446	(2)
Portugal	4,912	4,957	(45)	375	377	(2)
Poland	10,851	10,618	233	377	393	(16)
Other	5,081	4,387	694	9	8	1
North America	44,413	45,170	(757)	1,783	1,844	(61)
US	13,026	14,491	(1,465)	413	473	(60)
Mexico	30,065	29,619	446	1,370	1,371	(1)
Other	1,322	1,060	262	—	—	—
South America	80,243	79,749	494	3,213	3,653	(440)
Brazil	57,035	56,701	334	2,492	2,846	(354)
Chile	9,740	10,110	(370)	245	275	(30)
Argentina	8,360	8,301	59	318	382	(64)
Other	5,108	4,637	471	158	150	8
DCB Europe	16,852	16,642	210	340	363	(23)
Corporate Centre	1,877	1,940	(63)
Total Group	211,141	210,168	973	8,405	8,993	(588)
1. Employee data for Spain and Other Europe have been modified slightly to better reflect the allocation of CIB employees.
.

Underlying net loan-loss provisions. Consolidated
EUR million
	Q1'24	Q4'23	Change (%)	Q1'23	Change (%)
Non-performing loans	3,464	3,824	(9.4)	3,223	7.5
Country-risk	—	2	(100.0)	(1)	(100.0)
Recovery of written-off assets	(339)	(405)	(16.3)	(349)	(2.9)
Net loan-loss provisions	3,125	3,421	(8.7)	2,873	8.8

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Mar-24	Mar-23	Absolute	%	Dec-23
Commercial bills	50,959	51,420	(461)	(0.9)	55,628
Secured loans	557,047	565,455	(8,408)	(1.5)	554,375
Other term loans	301,931	291,184	10,747	3.7	295,485
Finance leases	38,786	40,441	(1,655)	(4.1)	38,723
Receivable on demand	13,452	11,715	1,737	14.8	12,277
Credit cards receivable	24,082	22,474	1,608	7.2	24,371
Impaired assets	34,147	32,654	1,493	4.6	34,094
Gross loans and advances to customers (excl. reverse repos)	1,020,404	1,015,343	5,061	0.5	1,014,953
Reverse repos	51,973	48,653	3,320	6.8	44,184
Gross loans and advances to customers	1,072,377	1,063,996	8,381	0.8	1,059,137
Loan-loss allowances	22,844	22,608	236	1.0	22,788
Loans and advances to customers	1,049,533	1,041,388	8,145	0.8	1,036,349

Total funds. Consolidated
EUR million
			Change
	Mar-24	Mar-23	Absolute	%	Dec-23
Demand deposits	658,749	680,904	(22,155)	(3.3)	661,262
Time deposits	306,491	246,614	59,877	24.3	307,085
Mutual funds	218,354	190,637	27,717	14.5	208,528
Customer funds	1,183,594	1,118,155	65,439	5.9	1,176,875
Pension funds	15,215	14,240	975	6.8	14,831
Managed portfolios	37,757	33,189	4,568	13.8	36,414
Repos	79,213	71,431	7,782	10.9	78,822
Total funds	1,315,779	1,237,015	78,764	6.4	1,306,942

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Mar-24	Mar-23	Absolute	%	Dec-23
Capital stock and reserves	127,857	122,723	5,134	4.2	121,185
Attributable profit	2,852	2,571	281	10.9	11,076
Dividends	(713)	(643)	(70)	10.9	(2,769)
Other retained earnings	(35,527)	(32,868)	(2,659)	8.1	(34,484)
Minority interests	7,550	7,388	162	2.2	6,899
Goodwill and intangible assets	(16,889)	(17,437)	547	(3.1)	(17,220)
Other deductions	(6,501)	(5,607)	(894)	15.9	(7,946)
Core CET1	78,628	76,127	2,501	3.3	76,741
Preferred shares and other eligible tier 1	9,104	8,949	155	1.7	9,002
Tier 1	87,733	85,077	2,656	3.1	85,742
Generic funds and eligible tier 2 instruments	18,493	13,569	4,924	36.3	16,497
Eligible capital	106,226	98,646	7,580	7.7	102,240
Risk-weighted assets	640,382	620,709	19,674	3.2	623,731

CET1 capital ratio	12.3	12.3	0.0		12.3
Tier 1 capital ratio	13.7	13.7	0.0		13.7
Total capital ratio	16.6	15.9	0.7		16.4
1. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

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Group financial information

RETAIL & COMMERCIAL BANKING					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	7,145	10.9	10.7	20.5	17.3
Net fee income	1,193	17.5	17.5	11.0	9.1
Gains (losses) on financial transactions [1]	164	(30.5)	(30.9)	28.1	32.2
Other operating income	(453)	46.8	46.2	112.3	106.6
Total income	8,048	8.9	8.8	16.3	13.5
Administrative expenses and amortizations	(3,304)	7.0	6.7	6.2	4.1
Net operating income	4,744	10.4	10.3	24.5	21.1
Net loan-loss provisions	(1,523)	(11.9)	(11.8)	0.7	(1.6)
Other gains (losses) and provisions	(844)	36.3	35.2	49.2	46.1
Profit before tax	2,376	21.9	21.9	37.3	32.5
Tax on profit	(779)	142.0	139.5	76.8	69.2
Profit from continuing operations	1,597	(1.8)	(1.6)	23.8	19.8
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,597	(1.8)	(1.6)	23.8	19.8
Non-controlling interests	(94)	(0.7)	2.7	0.3	(2.9)
Profit attributable to the parent	1,503	(1.9)	(1.9)	25.7	21.6
Note: quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments; these adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB.
Balance sheet and activity metrics
Loans and advances to customers	622,661	0.7	0.3	(0.7)	(1.6)
Customer deposits	657,068	(1.4)	(2.0)	2.5	1.0

Memorandum items:
Gross loans and advances to customers ²	620,992	0.4	0.0	(1.2)	(2.0)
Customer funds	731,854	0.8	0.3	4.3	2.9
Customer deposits ³	642,445	0.7	0.1	3.2	1.7
Mutual funds	89,409	1.8	2.2	12.9	12.8
Risk Weighted Assets	300,139	2.3		(1.9)
Note: series include adjustments to some of the 2023 business metrics in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model; these adjustments do not affect business volumes metrics at the Group level.
Ratios (%) and customers
RoTE ⁴	15.6	(0.2)		2.3
Efficiency ratio	41.1	(0.8)		(3.9)
NPL ratio	3.24	0.03		0.05
NPL coverage ratio	60	(1.4)		(2.7)
Number of total customers (thousands)	140,381	1.1		3.9
Number of active customers (thousands)	76,003	1.2		2.4

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Denominator allocated according to RWA consumption.

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Group financial information

DIGITAL CONSUMER BANK					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	2,710	4.3	4.7	6.4	6.6
Net fee income	354	7.6	7.4	23.0	22.4
Gains (losses) on financial transactions [1]	7	(82.9)	(83.0)	(69.3)	(69.7)
Other operating income	113	(38.9)	(38.8)	(44.3)	(43.9)
Total income	3,185	0.9	1.2	4.0	4.2
Administrative expenses and amortizations	(1,311)	(4.4)	(4.1)	(0.5)	(0.2)
Net operating income	1,874	5.0	5.3	7.4	7.5
Net loan-loss provisions	(1,137)	1.0	1.5	24.1	24.5
Other gains (losses) and provisions	(118)	95.2	93.0	65.0	61.9
Profit before tax	619	3.6	3.5	(18.2)	(18.3)
Tax on profit	(82)	42.6	40.5	(51.5)	(52.0)
Profit from continuing operations	537	(0.5)	(0.5)	(8.6)	(8.5)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	537	(0.5)	(0.5)	(8.6)	(8.5)
Non-controlling interests	(73)	(11.8)	(11.7)	(26.3)	(26.7)
Profit attributable to the parent	464	1.5	1.5	(5.0)	(4.8)

Balance sheet and activity metrics
Loans and advances to customers	199,908	0.4	0.0	4.9	4.5
Customer deposits	118,628	2.8	2.1	12.4	12.1

Memorandum items:
Gross loans and advances to customers ²	207,568	0.4	0.0	4.9	4.5
Customer funds	125,708	3.9	3.2	13.4	13.1
Customer deposits ³	118,594	3.7	3.0	13.2	12.9
Mutual funds	7,113	6.8	5.6	15.9	15.6
Risk Weighted Assets	156,902	1.6		2.7
Note: series include adjustments to some of the 2023 business metrics in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model; these adjustments do not affect business volumes metrics at the Group level.
Ratios (%) and customers
RoTE ⁴	11.2	0.0		(0.5)
Efficiency ratio	41.2	(2.3)		(1.9)
NPL ratio	4.86	0.12		0.82
NPL coverage ratio	76	(0.4)		(15.1)
Number of total customers (thousands)	25,036	(1.5)		(0.5)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Denominator allocated according to RWA consumption.

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Group financial information

CORPORATE & INVESTMENT BANKING					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	1,062	2.4	2.4	25.8	25.3
Net fee income	654	38.8	39.2	7.9	6.8
Gains (losses) on financial transactions [1]	571	245.2	253.4	(2.8)	(3.0)
Other operating income	(174)	—	—	438.5	423.8
Total income	2,112	24.0	24.4	5.4	4.8
Administrative expenses and amortizations	(888)	(12.1)	(11.9)	19.7	18.8
Net operating income	1,225	76.5	77.2	(3.0)	(3.4)
Net loan-loss provisions	(40)	(80.4)	(80.5)	—	—
Other gains (losses) and provisions	(78)	262.5	265.1	(24.8)	(27.1)
Profit before tax	1,107	137.4	139.2	(6.5)	(6.6)
Tax on profit	(346)	162.9	166.0	(7.8)	(8.4)
Profit from continuing operations	760	127.3	128.7	(5.8)	(5.7)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	760	127.3	128.7	(5.8)	(5.7)
Non-controlling interests	(55)	38.7	43.1	(15.6)	(12.9)
Profit attributable to the parent	705	139.2	139.8	(5.0)	(5.1)
Note: quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments; these adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB.

Balance sheet and activity metrics
Loans and advances to customers	176,221	4.3	3.4	0.1	(0.7)
Customer deposits	206,882	1.6	1.1	7.6	7.3

Memorandum items:
Gross loans and advances to customers ²	139,259	1.2	0.5	(0.2)	(1.0)
Customer funds	158,003	(7.0)	(7.0)	3.4	3.4
Customer deposits ³	143,134	(7.8)	(7.9)	1.2	1.3
Mutual funds	14,869	2.1	2.9	30.6	29.6
Risk Weighted Assets	120,062	4.5		6.9
Note: series include adjustments to some of the 2023 business metrics in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model; these adjustments do not affect business volumes metrics at the Group level.

Ratios (%)
RoTE ⁴	19.2	10.5		(2.5)
Efficiency ratio	42.0	(17.3)		5.0
NPL ratio	1.14	(0.22)		(0.28)
NPL coverage ratio	46.2	5.0		10.9

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Denominator allocated according to RWA consumption.

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Group financial information

WEALTH MANAGEMENT & INSURANCE					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	423	12.0	12.2	26.5	25.6
Net fee income	364	14.2	14.2	18.1	17.4
Gains (losses) on financial transactions [1]	41	(10.4)	(10.3)	15.5	13.8
Other operating income	64	51.1	49.7	(20.2)	(21.9)
Total income	892	13.7	13.7	17.6	16.6
Administrative expenses and amortizations	(306)	(8.6)	(8.6)	5.3	4.7
Net operating income	585	30.3	30.3	25.3	24.0
Net loan-loss provisions	(4)	—	—	—	—
Other gains (losses) and provisions	(24)	—	—	1.7	1.4
Profit before tax	557	18.2	18.1	25.5	24.2
Tax on profit	(137)	47.0	47.0	26.3	25.7
Profit from continuing operations	420	11.1	11.0	25.2	23.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	420	11.1	11.0	25.2	23.7
Non-controlling interests	(20)	(0.9)	0.1	3.2	2.7
Profit attributable to the parent	400	11.7	11.6	26.5	24.9

Balance sheet and activity metrics
Loans and advances to customers	22,832	1.4	0.7	4.7	4.4
Customer deposits	59,659	2.0	1.5	2.0	1.0

Memorandum items:
Gross loans and advances to customers ²	22,921	1.4	0.6	4.5	4.2
Customer funds	165,812	5.5	5.1	9.7	8.7
Customer deposits ³	58,850	2.1	1.6	2.8	1.9
Mutual funds	106,962	7.5	7.1	13.8	12.9
Risk Weighted Assets	16,056	(12.8)		0.2
Assets under management	482,428	5.0	4.7	15.4	14.4
Gross written premiums	2,960	(24.1)	(24.1)	(1.5)	(3.6)
Note: Series include adjustments to some of the 2023 business volumes metrics in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model. These adjustments do not affect business volumes metrics at the Group level.
Ratios (%) and customers
RoTE ⁴	77.3	17.3		9.1
Efficiency ratio	34.4	(8.4)		(4.0)
NPL ratio	0.64	(0.76)		(0.20)
NPL coverage ratio	61.6	32.3		(0.6)
Number of Private Banking customers (thousands)	277	5.3		13.0

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Denominator allocated according to RWA consumption.

January - March 2024	53

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Group financial information

PAYMENTS					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	675	16.1	15.9	16.0	12.4
Net fee income	676	(4.5)	(4.3)	(12.1)	(14.4)
Gains (losses) on financial transactions [1]	1	(65.0)	(61.3)	—	—
Other operating income	1	(95.1)	(95.2)	—	—
Total income	1,353	3.4	3.4	2.9	(0.1)
Administrative expenses and amortizations	(650)	18.2	18.2	10.4	8.1
Net operating income	703	(7.4)	(7.3)	(3.2)	(6.6)
Net loan-loss provisions	(418)	15.4	14.1	(11.3)	(14.4)
Other gains (losses) and provisions	(20)	(36.4)	(36.2)	46.4	41.7
Profit before tax	265	(27.5)	(26.6)	9.7	6.0
Tax on profit	(106)	(20.2)	(19.3)	(10.0)	(12.7)
Profit from continuing operations	159	(31.7)	(30.7)	28.5	23.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	159	(31.7)	(30.7)	28.5	23.7
Non-controlling interests	(22)	(25.5)	(21.2)	28.4	32.4
Profit attributable to the parent	137	(32.6)	(32.0)	28.5	22.5

Balance sheet and activity metrics
Loans and advances to customers	22,329	1.3	1.3	8.9	7.7
Customer deposits	790	(44.2)	(44.2)	31.0	31.0

Memorandum items:
Gross loans and advances to customers ²	24,014	1.3	1.2	8.7	7.4
Customer funds	790	(44.2)	(44.2)	31.0	31.0
Customer deposits ³	790	(44.2)	(44.2)	31.0	31.0
Mutual funds	—	—	—	—	—
Risk Weighted Assets	20,769	(0.9)		14.6

Ratios (%)
RoTE ⁴	20.8	(14.3)		3.0
NPL ratio	4.85	(0.18)		(0.13)
NPL coverage ratio	145	5.0		1.3

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Denominator allocated according to RWA consumption.

54	January - March 2024

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Group financial information

PagoNxt					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	31	(18.7)	(18.7)	230.9	216.6
Net fee income	224	(11.4)	(10.9)	2.5	(0.1)
Gains (losses) on financial transactions [1]	(2)	—	—	(78.0)	(78.6)
Other operating income	30	2.8	2.5	30.2	28.3
Total income	283	(11.7)	(11.3)	16.3	13.4
Administrative expenses and amortizations	(304)	13.7	14.2	9.7	8.4
Net operating income	(21)	—	—	(37.5)	(32.0)
Net loan-loss provisions	(4)	199.1	207.6	(39.0)	(39.2)
Other gains (losses) and provisions	(2)	(89.6)	(89.5)	5.0	1.9
Profit before tax	(27)	—	—	(35.5)	(31.2)
Tax on profit	(10)	67.8	66.8	(33.9)	(37.9)
Profit from continuing operations	(37)	—	—	(35.1)	(33.0)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(37)	—	—	(35.1)	(33.0)
Non-controlling interests	(2)	—	—	—	—
Profit attributable to the parent	(39)	—	—	(28.7)	(26.3)

Balance sheet and activity metrics
Loans and advances to customers	1,415	21.2	19.7	57.7	53.1
Customer deposits	790	(44.2)	(44.2)	31.0	31.0

Memorandum items:
Gross loans and advances to customers ²	1,443	20.6	19.1	55.1	50.7
Customer funds	790	(44.2)	(44.2)	31.0	31.0
Customer deposits ³	790	(44.2)	(44.2)	31.0	31.0
Mutual funds	—	—	—	—	—
Risk Weighted Assets	5,104	(6.0)		64.5
Total transactions (Getnet, million)	2,413	(6.4)		13.2
Total payments volume (Getnet)	53,743	(5.4)	(5.3)	14.1	17.4

Ratios (%)
EBITDA margin	17.0	(21.0)		9.5
Efficiency ratio	107.5	23.9		(6.4)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2024	55

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Group financial information

Cards					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	644	18.5	18.3	12.5	9.0
Net fee income	452	(0.7)	(0.6)	(17.9)	(20.0)
Gains (losses) on financial transactions [1]	3	10.6	27.3	41.8	78.5
Other operating income	(30)	117.3	122.3	(45.3)	(45.1)
Total income	1,070	8.2	8.2	(0.2)	(3.1)
Administrative expenses and amortizations	(346)	22.6	22.1	11.0	7.8
Net operating income	724	2.5	2.6	(4.8)	(7.6)
Net loan-loss provisions	(414)	14.7	13.4	(10.9)	(14.1)
Other gains (losses) and provisions	(17)	111.8	109.5	54.7	49.8
Profit before tax	292	(13.2)	(11.9)	2.9	0.9
Tax on profit	(96)	(24.2)	(23.3)	(6.6)	(9.0)
Profit from continuing operations	196	(6.6)	(5.0)	8.4	6.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	196	(6.6)	(5.0)	8.4	6.6
Non-controlling interests	(19)	(33.6)	(30.2)	2.8	5.4
Profit attributable to the parent	177	(2.3)	(1.2)	9.1	6.8

Balance sheet and activity metrics
Loans and advances to customers	20,914	0.2	0.2	6.6	5.6
Customer deposits	—	—	—	—	—

Memorandum items:
Gross loans and advances to customers ²	22,571	0.3	0.3	6.7	5.5
Customer funds	—	—	—	—	—
Customer deposits ³	—	—	—	—	—
Mutual funds	—	—	—	—	—
Risk Weighted Assets	15,665	0.8		4.3
Number of cards (million)	97	0.2		2.3

Ratios (%)
RoTE ⁴	35.5	(7.7)		1.9
Efficiency ratio	32.3	3.8		3.3
NPL ratio	4.98	(0.1)		(0.1)
NPL coverage ratio	147	5.4		2.4

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Denominator allocated according to RWA consumption.

56	January - March 2024

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Group financial information

CORPORATE CENTRE					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24	Q4'23%		Q1'23%
Net interest income	(31)	83	—	(52)	(40.5)
Net fee income	(1)	(8)	(81.5)	(3)	(59.4)
Gains (losses) on financial transactions [1]	(162)	171	—	(54)	198.1
Other operating income	(16)	(35)	(55.2)	(15)	7.0
Total income	(210)	212	—	(124)	68.8
Administrative expenses and amortizations	(87)	(108)	(19.0)	(95)	(7.6)
Net operating income	(297)	104	—	(219)	35.8
Net loan-loss provisions	(2)	(1)	107.3	3	—
Other gains (losses) and provisions	(41)	(30)	34.7	(44)	(7.7)
Profit before tax	(340)	73	—	(260)	30.7
Tax on profit	(18)	14	—	(19)	(5.7)
Profit from continuing operations	(357)	87	—	(279)	28.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(357)	87	—	(279)	28.3
Non-controlling interests	—	—	—	—	(75.8)
Profit attributable to the parent	(357)	87	—	(279)	28.3

Balance sheet
Loans and advances to customers	5,580	5,565	0.3	5,680	(1.8)
Cash, central banks and credit institutions	100,663	119,279	(15.6)	94,047	7.0
Debt instruments	8,388	7,726	8.6	8,105	3.5
Other financial assets	820	808	1.5	783	4.8
Other asset accounts	130,691	121,327	7.7	129,786	0.7
Total assets	246,142	254,705	(3.4)	238,400	3.2
Customer deposits	1,428	1,508	(5.3)	1,127	26.7
Central banks and credit institutions	21,970	47,747	(54.0)	38,891	(43.5)
Marketable debt securities	115,063	110,144	4.5	97,787	17.7
Other financial liabilities	1,774	326	443.8	1,259	40.9
Other liabilities accounts	8,001	7,084	12.9	6,367	25.7
Total liabilities	148,236	166,809	(11.1)	145,431	1.9
Total equity	97,907	87,896	11.4	92,969	5.3

Memorandum items:
Gross loans and advances to customers [2]	5,651	5,640	0.2	5,704	(0.9)
Customer funds	1,428	1,508	(5.3)	1,127	26.7
Customer deposits [3]	1,428	1,508	(5.3)	1,127	26.7
Mutual funds	—	—	—	—	—

Resources
Number of employees	1,877	1,922	(2.3)	1,940	(3.2)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2024	57

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Group financial information

EUROPE					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	4,123	—	(0.7)	14.6	11.8
Net fee income	1,202	12.2	11.8	2.9	1.6
Gains (losses) on financial transactions [1]	410	117.1	118.2	18.2	17.5
Other operating income	74	—	—	25.9	31.2
Total income	5,809	11.5	10.8	12.3	10.1
Administrative expenses and amortizations	(2,305)	(2.2)	(2.8)	6.4	4.5
Net operating income	3,504	22.8	22.0	16.7	14.1
Net loan-loss provisions	(484)	(16.8)	(17.5)	(24.6)	(26.3)
Other gains (losses) and provisions	(582)	40.1	38.5	12.8	11.3
Profit before tax	2,438	31.3	30.7	32.1	28.9
Tax on profit	(796)	65.1	64.1	38.0	35.1
Profit from continuing operations	1,642	19.5	19.0	29.4	26.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,642	19.5	19.0	29.4	26.1
Non-controlling interests	(101)	48.9	47.7	26.6	16.4
Profit attributable to the parent	1,541	17.9	17.5	29.6	26.8

Balance sheet
Loans and advances to customers	580,252	1.8	1.0	(0.2)	(1.8)
Cash, central banks and credit institutions	160,123	(19.3)	(19.7)	(18.1)	(19.2)
Debt instruments	126,043	9.2	8.9	47.3	45.2
Other financial assets	54,146	21.6	21.5	12.1	12.0
Other asset accounts	27,189	1.2	0.8	1.6	0.7
Total assets	947,753	(0.8)	(1.4)	1.1	(0.4)
Customer deposits	643,916	(0.2)	(0.8)	3.8	2.2
Central banks and credit institutions	93,237	(10.5)	(11.1)	(20.1)	(21.1)
Marketable debt securities	79,699	0.8	(0.1)	4.6	2.8
Other financial liabilities	58,223	9.1	8.9	8.7	8.3
Other liabilities accounts	28,913	(2.4)	(2.6)	(1.6)	(2.1)
Total liabilities	903,987	(0.8)	(1.4)	0.9	(0.6)
Total equity	43,765	(0.9)	(1.6)	5.9	3.8

Memorandum items:
Gross loans and advances to customers [2]	552,653	0.2	(0.6)	(2.4)	(4.0)
Customer funds	725,291	0.0	(0.6)	4.5	3.0
Customer deposits [3]	613,879	(1.0)	(1.7)	2.5	0.9
Mutual funds	111,412	6.0	5.8	17.2	16.6

Ratios (%), operating means and customers
RoTE	15.7	2.2		2.9
Efficiency ratio	39.7	(5.6)		(2.2)
NPL ratio	2.32	0.00		(0.03)
NPL coverage ratio	49.1	(0.2)		(1.9)
Number of employees	67,756	0.4		1.6
Number of branches	3,069	(0.5)		(2.0)
Number of total customers (thousands)	46,424	0.3		1.5
Number of active customers (thousands)	28,640	0.4		1.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - March 2024

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Group financial information

Spain			Q
EUR million
		/ Q4'23	/ Q1'23
Underlying income statement	Q1'24%		%
Net interest income	1,816	4.5	24.3
Net fee income	746	14.4	(0.8)
Gains (losses) on financial transactions [1]	362	177.0	38.9
Other operating income	93	—	24.5
Total income	3,016	28.8	18.4
Administrative expenses and amortizations	(1,032)	(6.2)	1.8
Net operating income	1,984	59.9	29.4
Net loan-loss provisions	(331)	(3.3)	(20.2)
Other gains (losses) and provisions	(417)	117.8	9.9
Profit before tax	1,236	74.7	67.2
Tax on profit	(464)	143.0	70.2
Profit from continuing operations	772	49.5	65.5
Net profit from discontinued operations	—	—	—
Consolidated profit	772	49.5	65.5
Non-controlling interests	0	(92.1)	—
Profit attributable to the parent	772	49.5	65.5

Balance sheet
Loans and advances to customers	245,231	2.5	(1.3)
Cash, central banks and credit institutions	77,736	(33.2)	(28.5)
Debt instruments	78,191	11.6	58.6
Other financial assets	50,681	23.8	13.5
Other asset accounts	16,968	(0.6)	(5.4)
Total assets	468,807	(3.1)	(0.1)
Customer deposits	319,431	(1.4)	2.7
Central banks and credit institutions	33,759	(24.6)	(24.9)
Marketable debt securities	26,560	(6.8)	(3.3)
Other financial liabilities	49,713	6.8	5.8
Other liabilities accounts	21,546	(3.2)	(0.7)
Total liabilities	451,010	(3.3)	(0.2)
Total equity	17,797	2.2	3.8

Memorandum items:
Gross loans and advances to customers [2]	228,489	(0.6)	(5.4)
Customer funds	381,244	(1.4)	1.7
Customer deposits [3]	298,662	(3.3)	(0.9)
Mutual funds	82,582	5.8	12.0

Ratios (%), operating means and customers
RoTE	18.0	5.6	6.9
Efficiency ratio	34.2	(12.8)	(5.6)
NPL ratio	3.00	(0.06)	(0.19)
NPL coverage ratio	49.8	0.7	(0.1)
Number of employees [4]	24,573	(0.6)	(1.1)
Number of branches	1,864	(0.5)	(2.4)
Number of total customers (thousands)	15,134	0.7	4.5
Number of active customers (thousands)	8,495	1.5	6.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Employee data for Spain and Other Europe have been modified slightly to better reflect the allocation of CIB employees.

January - March 2024	59

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Group financial information

United Kingdom					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	1,185	(3.2)	(4.4)	(7.6)	(10.4)
Net fee income	79	5.8	4.6	(4.9)	(7.8)
Gains (losses) on financial transactions [1]	(7)	(61.9)	(62.6)	—	—
Other operating income	0	—	—	(90.9)	(91.2)
Total income	1,257	(1.8)	(3.0)	(8.1)	(10.9)
Administrative expenses and amortizations	(734)	5.2	3.9	8.9	5.6
Net operating income	523	(10.1)	(11.1)	(24.7)	(27.0)
Net loan-loss provisions	(17)	(4.3)	(4.5)	(70.8)	(71.7)
Other gains (losses) and provisions	(91)	(45.8)	(46.5)	(1.6)	(4.6)
Profit before tax	415	4.7	3.6	(23.6)	(25.9)
Tax on profit	(109)	16.0	14.8	(25.6)	(27.8)
Profit from continuing operations	305	1.2	0.1	(22.8)	(25.2)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	305	1.2	0.1	(22.8)	(25.2)
Non-controlling interests	—	—	—	—	—
Profit attributable to the parent	305	1.2	0.1	(22.8)	(25.2)

Balance sheet
Loans and advances to customers	249,113	1.4	(0.2)	(1.1)	(3.8)
Cash, central banks and credit institutions	64,103	2.8	1.2	(3.6)	(6.2)
Debt instruments	10,287	0.5	(1.0)	27.1	23.7
Other financial assets	318	10.2	8.5	(24.8)	(26.9)
Other asset accounts	4,784	9.7	8.0	29.4	25.9
Total assets	328,606	1.7	0.2	(0.6)	(3.3)
Customer deposits	236,141	1.2	(0.4)	2.7	—
Central banks and credit institutions	27,469	(2.6)	(4.1)	(28.6)	(30.5)
Marketable debt securities	45,230	3.1	1.6	2.0	(0.7)
Other financial liabilities	5,400	57.3	54.9	48.5	44.5
Other liabilities accounts	1,580	(7.3)	(8.7)	14.3	11.2
Total liabilities	315,820	1.7	0.1	(0.6)	(3.3)
Total equity	12,786	3.3	1.8	(1.2)	(3.9)

Memorandum items:
Gross loans and advances to customers [2]	236,512	0.6	(0.9)	(2.2)	(4.9)
Customer funds	235,125	1.5	0.0	4.3	1.5
Customer deposits [3]	227,633	1.4	(0.1)	4.3	1.5
Mutual funds	7,492	3.0	1.5	3.3	0.5

Ratios (%), operating means and customers
RoTE	10.4	0.4		(3.1)
Efficiency ratio	58.4	3.9		9.1
NPL ratio	1.48	0.06		0.21
NPL coverage ratio	28	(2.0)		(4.8)
Number of employees	22,339	0.3		2.2
Number of branches	444	0.0		(0.4)
Number of total customers (thousands)	22,496	0.1		0.4
Number of active customers (thousands)	13,807	(0.4)		(1.0)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - March 2024

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Group financial information

Portugal			Q
EUR million
		/ Q4'23	/ Q1'23
Underlying income statement	Q1'24%		%
Net interest income	431	(4.5)	65.1
Net fee income	127	14.3	2.6
Gains (losses) on financial transactions [1]	17	34.6	92.8
Other operating income	9	0.3	(23.5)
Total income	584	—	44.1
Administrative expenses and amortizations	(134)	(4.9)	1.2
Net operating income	450	1.6	64.9
Net loan-loss provisions	(7)	(60.9)	(46.8)
Other gains (losses) and provisions	(3)	131.6	—
Profit before tax	440	3.9	68.8
Tax on profit	(137)	4.6	68.9
Profit from continuing operations	303	3.6	68.7
Net profit from discontinued operations	—	—	—
Consolidated profit	303	3.6	68.7
Non-controlling interests	(1)	(22.2)	218.6
Profit attributable to the parent	303	3.7	68.6

Balance sheet
Loans and advances to customers	37,318	1.2	(2.7)
Cash, central banks and credit institutions	6,869	(15.0)	(29.2)
Debt instruments	12,425	13.0	56.1
Other financial assets	1,120	3.8	(0.7)
Other asset accounts	1,049	(18.0)	(22.3)
Total assets	58,780	0.8	0.5
Customer deposits	36,509	0.4	(2.1)
Central banks and credit institutions	8,826	(4.5)	(8.2)
Marketable debt securities	5,815	20.8	78.9
Other financial liabilities	326	2.3	7.4
Other liabilities accounts	3,457	(7.2)	(25.5)
Total liabilities	54,933	0.9	(0.3)
Total equity	3,847	0.3	15.0

Memorandum items:
Gross loans and advances to customers [2]	38,116	1.2	(3.0)
Customer funds	40,869	0.6	(0.5)
Customer deposits [3]	36,509	0.4	(2.1)
Mutual funds	4,360	2.6	15.2

Ratios (%), operating means and customers
RoTE	31.1	(3.5)	10.2
Efficiency ratio	22.9	(1.2)	(9.7)
NPL ratio	2.63	0.04	(0.42)
NPL coverage ratio	81	(1.8)	0.6
Number of employees	4,912	(0.7)	(0.9)
Number of branches	375	(0.3)	(0.5)
Number of total customers (thousands)	2,931	0.8	0.8
Number of active customers (thousands)	1,843	0.2	3.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2024	61

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Group financial information

Poland					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	686	2.0	—	17.1	7.8
Net fee income	176	15.0	12.8	21.2	11.5
Gains (losses) on financial transactions [1]	5	(6.1)	1.4	(82.1)	(83.6)
Other operating income	(33)	—	—	16.9	7.5
Total income	834	(0.5)	(2.5)	14.4	5.2
Administrative expenses and amortizations	(229)	(4.8)	(6.8)	16.0	6.7
Net operating income	605	1.2	(0.7)	13.8	4.7
Net loan-loss provisions	(130)	(34.6)	(36.2)	(13.9)	(20.8)
Other gains (losses) and provisions	(62)	(29.6)	(31.6)	39.9	28.7
Profit before tax	412	32.9	31.2	22.8	13.0
Tax on profit	(99)	1.5	(0.4)	11.8	2.8
Profit from continuing operations	314	47.3	45.7	26.7	16.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	314	47.3	45.7	26.7	16.6
Non-controlling interests	(100)	47.2	46.1	24.2	14.2
Profit attributable to the parent	213	47.3	45.6	28.0	17.7

Balance sheet
Loans and advances to customers	34,750	2.7	1.8	15.8	6.6
Cash, central banks and credit institutions	9,009	(3.0)	(3.8)	3.3	(4.9)
Debt instruments	15,834	5.1	4.2	37.0	26.2
Other financial assets	520	(29.1)	(29.7)	3.8	(4.4)
Other asset accounts	1,923	(2.6)	(3.4)	18.2	8.9
Total assets	62,036	1.8	1.0	18.3	8.9
Customer deposits	45,900	3.1	2.3	16.5	7.2
Central banks and credit institutions	4,171	(9.8)	(10.5)	7.0	(1.5)
Marketable debt securities	2,094	7.6	6.7	91.2	76.1
Other financial liabilities	1,417	(17.0)	(17.7)	31.8	21.4
Other liabilities accounts	1,650	(2.2)	(3.0)	18.0	8.6
Total liabilities	55,231	1.4	0.6	17.8	8.5
Total equity	6,805	5.4	4.5	22.5	12.8

Memorandum items:
Gross loans and advances to customers [2]	35,678	2.7	1.9	16.0	6.8
Customer funds	50,881	3.1	2.2	19.0	9.6
Customer deposits [3]	45,315	1.9	1.1	15.0	5.9
Mutual funds	5,566	13.4	12.4	66.0	52.9

Ratios (%), operating means and customers
RoTE	20.1	6.0		0.6
Efficiency ratio	27.5	(1.2)		0.4
NPL ratio	3.57	0.0		(0.10)
NPL coverage ratio	75	1.5		(0.3)
Number of employees	10,851	0.3		2.2
Number of branches	377	(1.0)		(4.1)
Number of total customers (thousands)	5,858	(0.3)		1.9
Number of active customers (thousands)	4,492	0.6		3.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - March 2024

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Group financial information

Other Europe
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	5	(86.8)	(86.6)	(28.8)	(21.9)
Net fee income	74	(8.0)	(7.6)	14.1	14.7
Gains (losses) on financial transactions [1]	34	(42.9)	(42.7)	(33.0)	(32.7)
Other operating income	4	—	—	—	—
Total income	118	(29.7)	(29.3)	(3.0)	(2.0)
Administrative expenses and amortizations	(175)	(1.1)	(0.7)	17.2	17.8
Net operating income	(57)	525.6	508.0	105.7	102.2
Net loan-loss provisions	1	—	—	—	—
Other gains (losses) and provisions	(9)	—	—	735.9	737.1
Profit before tax	(65)	—	—	101.3	98.3
Tax on profit	13	(58.9)	(59.0)	5.7	4.8
Profit from continuing operations	(52)	—	—	157.8	152.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(52)	—	—	157.8	152.7
Non-controlling interests	—	—	—	—	—
Profit attributable to the parent	(53)	—	—	174.9	169.2

Balance sheet
Loans and advances to customers	13,840	(3.9)	(6.0)	10.8	10.2
Cash, central banks and credit institutions	2,406	1.3	—	24.8	24.4
Debt instruments	9,305	2.7	2.4	7.3	7.2
Other financial assets	1,508	(0.3)	(2.0)	(5.1)	(5.5)
Other asset accounts	2,465	13.6	12.5	14.3	14.1
Total assets	29,524	0.0	(1.4)	10.0	9.6
Customer deposits	5,935	(8.7)	(10.9)	104.6	103.2
Central banks and credit institutions	19,012	9.9	8.6	(3.7)	(4.0)
Marketable debt securities	0	(100.0)	(100.0)	(100.0)	(100.0)
Other financial liabilities	1,367	(0.2)	(2.1)	(13.3)	(13.8)
Other liabilities accounts	680	169.0	166.9	148.9	148.6
Total liabilities	26,994	6.2	4.6	10.2	9.8
Total equity	2,530	(38.1)	(38.7)	8.0	7.6

Memorandum items:
Gross loans and advances to customers [2]	13,857	(3.9)	(6.0)	10.8	10.2
Customer funds	17,172	1.3	(0.1)	78.3	77.9
Customer deposits [3]	5,759	(9.0)	(11.2)	111.0	109.5
Mutual funds	11,412	7.5	6.6	65.4	65.4

Resources
Number of employees [4]	5,081	8.2		15.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Employee data for Spain and Other Europe have been modified slightly to better reflect the allocation of CIB employees..

January - March 2024	63

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Group financial information

DCB EUROPE					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	1,095	1.0	0.6	6.4	6.1
Net fee income	220	14.7	14.5	15.1	14.8
Gains (losses) on financial transactions [1]	4	(90.3)	(90.3)	(86.6)	(86.7)
Other operating income	91	(21.4)	(21.7)	(1.4)	(1.6)
Total income	1,410	(1.6)	(2.0)	5.0	4.7
Administrative expenses and amortizations	(665)	2.0	1.6	0.8	0.7
Net operating income	745	(4.6)	(5.1)	9.0	8.6
Net loan-loss provisions	(276)	81.4	80.4	42.8	42.7
Other gains (losses) and provisions	(69)	45.8	42.6	58.8	55.5
Profit before tax	401	(31.1)	(31.4)	(10.4)	(10.7)
Tax on profit	(103)	(22.1)	(22.6)	(6.5)	(6.9)
Profit from continuing operations	297	(33.8)	(34.0)	(11.7)	(11.9)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	297	(33.8)	(34.0)	(11.7)	(11.9)
Non-controlling interests	(69)	(6.1)	(6.1)	(26.2)	(26.6)
Profit attributable to the parent	229	(39.2)	(39.4)	(6.2)	(6.3)

Balance sheet
Loans and advances to customers	132,139	(0.4)	(0.1)	6.5	6.2
Cash, central banks and credit institutions	19,150	2.8	3.1	22.1	22.2
Debt instruments	6,960	29.2	29.9	0.4	(0.4)
Other financial assets	109	(19.5)	(19.5)	(38.2)	(38.5)
Other asset accounts	10,170	2.3	2.2	13.1	12.7
Total assets	168,528	1.0	1.3	8.1	7.9
Customer deposits	73,265	5.7	6.1	20.8	20.7
Central banks and credit institutions	30,151	(5.7)	(5.7)	(25.7)	(26.2)
Marketable debt securities	44,061	(1.2)	(1.0)	25.2	25.2
Other financial liabilities	2,286	3.1	3.1	33.7	32.7
Other liabilities accounts	5,087	(2.8)	(2.5)	2.2	2.1
Total liabilities	154,850	1.0	1.2	8.2	7.9
Total equity	13,678	1.8	2.3	7.2	6.8

Memorandum items:
Gross loans and advances to customers [2]	134,749	(0.3)	0.0	6.5	6.3
Customer funds	77,146	5.7	6.2	20.7	20.7
Customer deposits [3]	73,265	5.7	6.1	20.8	20.7
Mutual funds	3,882	6.9	6.9	19.7	19.7

Ratios (%), operating means and customers
RoTE	8.9	(6.3)		(1.0)
Efficiency ratio	47.1	1.7		(1.9)
NPL ratio	2.27	0.14		0.22
NPL coverage ratio	86	(1.9)		(7.4)
Number of employees	16,852	0.3		1.3
Number of branches	340	(0.6)		(6.3)
Number of total customers (thousands)	19,612	(2.9)		(1.1)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - March 2024

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Group financial information

NORTH AMERICA					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	2,611	(0.6)	(1.2)	6.7	3.8
Net fee income	638	14.9	13.5	22.4	16.8
Gains (losses) on financial transactions [1]	162	27.0	26.6	134.9	129.8
Other operating income	73	27.9	30.5	(28.3)	(25.6)
Total income	3,485	3.5	2.8	10.9	7.9
Administrative expenses and amortizations	(1,661)	(5.5)	(6.1)	10.8	8.2
Net operating income	1,824	13.4	12.5	11.1	7.5
Net loan-loss provisions	(985)	(12.5)	(12.6)	21.8	19.8
Other gains (losses) and provisions	(63)	345.8	342.0	239.2	215.4
Profit before tax	776	65.6	61.9	(4.7)	(9.1)
Tax on profit	(131)	805.8	645.0	(25.0)	(29.3)
Profit from continuing operations	645	42.1	39.7	0.8	(3.4)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	645	42.1	39.7	0.8	(3.4)
Non-controlling interests	(1)	—	—	(90.2)	(91.0)
Profit attributable to the parent	644	41.8	39.4	2.7	(1.6)

Balance sheet
Loans and advances to customers	177,862	1.8	(1.1)	—	(2.7)
Cash, central banks and credit institutions	35,461	(1.4)	(4.3)	(16.4)	(20.4)
Debt instruments	55,620	10.6	7.0	17.5	12.0
Other financial assets	8,545	(21.9)	(24.5)	(44.6)	(48.0)
Other asset accounts	23,821	4.3	1.5	5.4	2.8
Total assets	301,308	2.2	(0.8)	(1.4)	(4.8)
Customer deposits	175,849	(0.1)	(2.9)	1.4	(1.5)
Central banks and credit institutions	37,801	8.9	5.4	3.9	(1.4)
Marketable debt securities	38,403	9.3	6.3	(1.4)	(4.0)
Other financial liabilities	17,175	(7.7)	(10.8)	(30.1)	(34.0)
Other liabilities accounts	6,879	1.7	(1.6)	1.4	(2.8)
Total liabilities	276,107	1.8	(1.1)	(1.4)	(4.8)
Total equity	25,201	6.6	3.5	(1.9)	(5.4)

Memorandum items:
Gross loans and advances to customers [2]	166,598	3.2	0.3	6.0	2.9
Customer funds	176,018	2.7	(0.3)	5.6	2.0
Customer deposits [3]	143,625	1.2	(1.7)	4.7	1.3
Mutual funds	32,393	10.0	6.4	10.1	5.0

Ratios (%), operating means and customers
RoTE	11.3	3.5		0.8
Efficiency ratio	47.7	(4.6)		(0.1)
NPL ratio	4.07	(0.02)		1.12
NPL coverage ratio	74	0.3		(20.7)
Number of employees	44,413	(2.6)		(1.7)
Number of branches	1,783	(0.1)		(3.3)
Number of total customers (thousands)	25,118	0.4		0.7
Number of active customers (thousands)	14,707	1.5		4.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2024	65

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Group financial information

United States					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	1,396	(2.2)	(1.3)	(4.7)	(3.6)
Net fee income	267	42.7	44.0	40.7	42.4
Gains (losses) on financial transactions [1]	101	27.2	28.3	121.9	124.5
Other operating income	104	44.1	45.8	(17.9)	(16.9)
Total income	1,869	5.8	6.7	2.3	3.5
Administrative expenses and amortizations	(940)	(2.5)	(1.7)	3.0	4.2
Net operating income	929	15.8	16.9	1.5	2.7
Net loan-loss provisions	(615)	(25.4)	(24.8)	8.4	9.7
Other gains (losses) and provisions	(40)	—	—	—	—
Profit before tax	274	—	—	(20.8)	(19.9)
Tax on profit	6	(93.2)	(93.1)	—	—
Profit from continuing operations	279	317.3	328.4	(6.8)	(5.7)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	279	317.3	328.4	(6.8)	(5.7)
Non-controlling interests	—	—	—	—	—
Profit attributable to the parent	279	317.3	328.4	(6.8)	(5.7)

Balance sheet
Loans and advances to customers	127,155	0.2	(2.1)	(5.2)	(5.7)
Cash, central banks and credit institutions	25,130	18.5	15.7	21.8	21.1
Debt instruments	24,550	8.2	5.7	4.9	4.3
Other financial assets	2,005	(50.8)	(51.9)	(59.9)	(60.1)
Other asset accounts	16,806	3.1	0.7	(2.9)	(3.5)
Total assets	195,645	2.4	0.0	(2.4)	(2.9)
Customer deposits	119,111	(2.2)	(4.4)	(5.2)	(5.7)
Central banks and credit institutions	22,999	32.1	29.1	44.3	43.5
Marketable debt securities	29,383	8.6	6.1	(0.3)	(0.9)
Other financial liabilities	5,847	(19.6)	(21.5)	(37.1)	(37.4)
Other liabilities accounts	3,194	2.4	0.1	(15.5)	(16.0)
Total liabilities	180,535	2.2	(0.2)	(1.9)	(2.5)
Total equity	15,111	4.4	1.9	(7.6)	(8.1)

Memorandum items:
Gross loans and advances to customers [2]	115,076	2.1	(0.2)	1.3	0.7
Customer funds	107,185	(0.8)	(3.1)	(2.1)	(2.7)
Customer deposits [3]	94,048	(1.7)	(4.0)	(0.6)	(1.2)
Mutual funds	13,137	6.2	3.8	(11.3)	(11.8)

Ratios (%), operating means and customers
RoTE	7.98	6.19		0.49
Efficiency ratio	50.3	(4.3)		0.4
NPL ratio	4.60	0.03		1.47
NPL coverage ratio	68	0.1		(23.7)
Number of employees	13,026	(3.4)		(10.1)
Number of branches	413	(0.5)		(12.7)
Number of total customers (thousands)	4,497	(0.3)		0.9
Number of active customers (thousands)	4,341	2.8		6.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - March 2024

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Group financial information

Mexico					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	1,214	1.6	(0.9)	23.6	13.8
Net fee income	359	1.2	(1.2)	12.3	3.5
Gains (losses) on financial transactions [1]	70	44.5	41.5	189.1	166.4
Other operating income	(35)	100.2	96.9	34.9	24.3
Total income	1,608	1.7	(0.8)	23.6	13.9
Administrative expenses and amortizations	(665)	(10.5)	(12.7)	23.1	13.4
Net operating income	943	12.5	9.9	24.1	14.3
Net loan-loss provisions	(370)	22.7	19.7	54.6	42.4
Other gains (losses) and provisions	(15)	21.5	19.2	(12.1)	(19.0)
Profit before tax	558	6.5	4.0	10.8	2.0
Tax on profit	(146)	15.4	12.9	11.2	2.4
Profit from continuing operations	412	3.6	1.2	10.6	1.9
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	412	3.6	1.2	10.6	1.9
Non-controlling interests	(1)	5.2	9.1	(91.8)	(92.5)
Profit attributable to the parent	411	3.6	1.2	14.6	5.6

Balance sheet
Loans and advances to customers	50,673	5.8	1.5	15.6	5.8
Cash, central banks and credit institutions	9,949	(29.4)	(32.2)	(53.7)	(57.6)
Debt instruments	31,067	12.5	7.9	29.9	18.9
Other financial assets	6,415	(4.6)	(8.4)	(37.8)	(43.1)
Other asset accounts	6,640	7.9	3.5	32.9	21.6
Total assets	104,745	2.2	(1.9)	0.2	(8.3)
Customer deposits	56,474	5.2	0.9	18.7	8.6
Central banks and credit institutions	14,562	(14.6)	(18.0)	(28.2)	(34.3)
Marketable debt securities	9,020	11.7	7.2	(4.8)	(12.9)
Other financial liabilities	11,208	0.2	(3.9)	(26.1)	(32.4)
Other liabilities accounts	3,609	0.8	(3.2)	22.8	12.4
Total liabilities	94,873	1.4	(2.7)	(0.6)	(9.0)
Total equity	9,872	10.9	6.4	8.3	(0.9)

Memorandum items:
Gross loans and advances to customers [2]	51,479	5.7	1.5	18.2	8.2
Customer funds	68,569	9.2	4.8	20.4	10.1
Customer deposits [3]	49,313	7.9	3.6	16.4	6.5
Mutual funds	19,256	12.7	8.2	31.8	20.6

Ratios (%), operating means and customers
RoTE	18.8	0.8		0.8
Efficiency ratio	41.4	(5.6)		(0.2)
NPL ratio	2.74	(0.08)		0.36
NPL coverage ratio	101	0.8		(7.8)
Number of employees	30,065	(2.6)		1.5
Number of branches	1,370	0.1		(0.1)
Number of total customers (thousands)	20,622	0.5		1.7
Number of active customers (thousands)	10,366	1.0		5.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2024	67

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Group financial information

Other North America
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	1	(82.8)	(82.8)	11.6	11.6
Net fee income	12	(8.9)	(8.9)	0.9	0.9
Gains (losses) on financial transactions [1]	(8)	—	—	—	—
Other operating income	4	66.8	66.8	186.0	186.0
Total income	9	(55.0)	(55.0)	(36.5)	(36.5)
Administrative expenses and amortizations	(56)	10.5	10.6	20.0	20.0
Net operating income	(48)	50.1	50.3	43.0	43.0
Net loan-loss provisions	0	(91.1)	(91.1)	(98.0)	(98.0)
Other gains (losses) and provisions	(8)	34.8	34.8	—	—
Profit before tax	(56)	46.1	46.3	58.4	58.4
Tax on profit	9	(67.0)	(67.0)	313.5	313.6
Profit from continuing operations	(47)	331.2	332.5	41.6	41.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(47)	331.2	332.5	41.6	41.6
Non-controlling interests	0	—	—	—	—
Profit attributable to the parent	(47)	381.1	382.7	47.4	47.4

Balance sheet
Loans and advances to customers	34	7.2	7.2	(22.2)	(22.2)
Cash, central banks and credit institutions	383	(42.6)	(42.6)	20.2	20.2
Debt instruments	2	26.1	26.1	—	—
Other financial assets	125	(10.4)	(10.4)	3.7	3.7
Other asset accounts	375	2.6	2.6	26.4	26.4
Total assets	918	(23.8)	(23.8)	17.9	17.9
Customer deposits	264	(44.2)	(44.2)	31.0	31.0
Central banks and credit institutions	240	(9.3)	(9.5)	55.0	55.0
Marketable debt securities	—	—	—	—	—
Other financial liabilities	120	(14.9)	(14.9)	(4.7)	(4.7)
Other liabilities accounts	75	13.8	13.8	16.2	16.2
Total liabilities	699	(26.0)	(26.1)	27.8	27.8
Total equity	219	(15.5)	(15.3)	(5.6)	(5.6)

Memorandum items:
Gross loans and advances to customers [2]	43	4.8	4.8	(17.4)	(17.4)
Customer funds	264	(44.2)	(44.2)	31.0	31.0
Customer deposits [3]	264	(44.2)	(44.2)	31.0	31.0
Mutual funds	—	—	—	—	—

Resources
Number of employees	1,322	7.7		24.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Group financial information

SOUTH AMERICA					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	4,185	30.5	32.6	32.3	31.4
Net fee income	1,182	15.3	16.8	1.3	0.6
Gains (losses) on financial transactions [1]	207	54.0	56.3	(35.6)	(34.5)
Other operating income	(688)	—	—	178.1	178.3
Total income	4,887	12.9	14.6	11.0	10.3
Administrative expenses and amortizations	(1,829)	15.1	17.0	6.1	5.9
Net operating income	3,058	11.6	13.3	14.1	13.2
Net loan-loss provisions	(1,378)	(11.6)	(11.0)	11.9	10.0
Other gains (losses) and provisions	(371)	55.2	55.7	84.7	77.6
Profit before tax	1,308	39.0	43.3	4.9	5.5
Tax on profit	(420)	290.5	310.7	20.2	18.6
Profit from continuing operations	888	6.5	9.5	(1.1)	0.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	888	6.5	9.5	(1.1)	0.3
Non-controlling interests	(92)	(26.2)	(21.9)	(14.7)	(8.2)
Profit attributable to the parent	796	12.3	14.9	0.8	1.4

Balance sheet
Loans and advances to customers	153,698	0.3	3.0	0.9	5.3
Cash, central banks and credit institutions	64,615	(4.1)	(2.9)	9.3	10.0
Debt instruments	64,848	0.8	3.0	8.9	11.9
Other financial assets	22,375	7.6	13.8	5.6	20.2
Other asset accounts	19,629	2.0	3.7	3.9	5.4
Total assets	325,166	0.0	2.5	4.5	8.4
Customer deposits	149,997	(3.5)	(1.6)	4.6	7.4
Central banks and credit institutions	49,306	0.8	3.9	4.3	8.6
Marketable debt securities	39,333	(0.7)	2.2	1.7	6.1
Other financial liabilities	48,602	14.5	18.2	9.7	15.7
Other liabilities accounts	11,409	(10.6)	(8.0)	(3.3)	4.1
Total liabilities	298,648	(0.2)	2.3	4.6	8.6
Total equity	26,518	2.4	4.7	3.5	6.7

Memorandum items:
Gross loans and advances to customers [2]	160,753	(0.1)	2.5	0.5	4.7
Customer funds	203,711	(1.0)	1.1	5.8	8.5
Customer deposits [3]	133,045	(1.7)	0.4	2.6	5.8
Mutual funds	70,666	0.47	2.3	12.3	14.0

Ratios (%), operating means and customers
RoTE	14.8	1.6		(0.4)
Efficiency ratio	37.4	0.7		(1.7)
NPL ratio	5.37	(0.35)		(0.62)
NPL coverage ratio	80	2.0		4.0
Number of employees	80,243	(0.9)		0.6
Number of branches	3,213	(2.9)		(12.0)
Number of total customers (thousands)	74,597	2.1		5.6
Number of active customers (thousands)	38,236	1.9		—
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Group financial information

Brazil					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	2,630	5.1	5.8	24.9	20.5
Net fee income	846	(4.4)	(3.6)	3.6	—
Gains (losses) on financial transactions [1]	36	(44.9)	(43.6)	(71.8)	(72.8)
Other operating income	(5)	—	—	—	—
Total income	3,507	0.6	1.3	14.7	10.6
Administrative expenses and amortizations	(1,156)	(2.3)	(1.6)	7.1	3.3
Net operating income	2,351	2.1	2.8	18.9	14.7
Net loan-loss provisions	(1,163)	(17.9)	(17.4)	12.5	8.5
Other gains (losses) and provisions	(211)	(11.7)	(10.9)	18.5	14.3
Profit before tax	977	50.8	52.5	27.6	23.1
Tax on profit	(359)	243.8	252.0	44.2	39.1
Profit from continuing operations	618	13.8	14.7	19.6	15.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	618	13.8	14.7	19.6	15.4
Non-controlling interests	(57)	15.9	17.1	19.3	15.1
Profit attributable to the parent	561	13.6	14.5	19.7	15.4

Balance sheet
Loans and advances to customers	98,540	2.2	2.9	9.0	7.0
Cash, central banks and credit institutions	52,031	(3.0)	(2.3)	16.7	14.6
Debt instruments	48,212	1.9	2.6	21.1	18.8
Other financial assets	7,638	(6.4)	(5.8)	20.3	18.1
Other asset accounts	14,409	(1.2)	(0.6)	2.8	0.9
Total assets	220,830	0.3	1.0	13.2	11.1
Customer deposits	106,083	(3.7)	(3.0)	15.2	13.1
Central banks and credit institutions	29,615	4.5	5.3	9.7	7.7
Marketable debt securities	28,174	0.7	1.4	5.5	3.6
Other financial liabilities	32,350	13.0	13.8	16.4	14.2
Other liabilities accounts	7,379	(7.0)	(6.4)	31.6	29.1
Total liabilities	203,601	0.3	1.0	13.6	11.5
Total equity	17,228	1.0	1.7	7.9	5.9

Memorandum items:
Gross loans and advances to customers [2]	104,084	1.5	2.2	8.0	6.0
Customer funds	144,496	(0.4)	0.3	14.7	12.6
Customer deposits [3]	89,207	(1.2)	(0.5)	13.3	11.2
Mutual funds	55,289	1.0	1.7	17.0	14.8

Ratios (%), operating means and customers
RoTE	15.4	1.7		1.3
Efficiency ratio	33.0	(1.0)		(2.4)
NPL ratio	6.06	(0.51)		(1.28)
NPL coverage ratio	87	2.1		7.3
Number of employees	57,035	(1.3)		0.6
Number of branches	2,492	(3.4)		(12.4)
Number of total customers (thousands)	64,411	2.6		5.7
Number of active customers (thousands)	31,136	2.2		(1.9)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Group financial information

Chile					Q
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	352	(15.1)	(7.9)	(5.1)	12.1
Net fee income	129	5.1	11.4	(16.0)	(0.8)
Gains (losses) on financial transactions [1]	53	11.8	14.1	(35.2)	(23.4)
Other operating income	(6)	—	—	—	—
Total income	527	(10.9)	(4.2)	(13.0)	2.7
Administrative expenses and amortizations	(224)	(9.8)	(3.5)	(11.9)	4.1
Net operating income	303	(11.6)	(4.7)	(13.9)	1.7
Net loan-loss provisions	(125)	60.7	70.2	6.5	25.8
Other gains (losses) and provisions	(18)	—	—	—	—
Profit before tax	160	(43.1)	(38.3)	(34.7)	(22.8)
Tax on profit	(34)	(14.0)	(6.7)	4.2	23.2
Profit from continuing operations	126	(47.9)	(43.5)	(40.7)	(29.9)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	126	(47.9)	(43.5)	(40.7)	(29.9)
Non-controlling interests	(35)	(53.8)	(49.7)	(42.9)	(32.6)
Profit attributable to the parent	90	(45.2)	(40.7)	(39.8)	(28.9)

Balance sheet
Loans and advances to customers	39,171	(8.1)	1.0	(15.4)	4.2
Cash, central banks and credit institutions	6,203	(2.7)	6.9	(16.2)	3.2
Debt instruments	12,153	(8.4)	0.6	(6.9)	14.7
Other financial assets	14,162	16.5	27.9	(2.2)	20.5
Other asset accounts	2,896	5.5	15.9	(2.0)	20.7
Total assets	74,585	(3.3)	6.2	(11.4)	9.1
Customer deposits	27,843	(5.9)	3.4	(12.2)	8.1
Central banks and credit institutions	13,704	(7.5)	1.7	(7.4)	14.1
Marketable debt securities	10,185	(5.5)	3.8	(9.5)	11.5
Other financial liabilities	14,869	17.8	29.4	(2.3)	20.3
Other liabilities accounts	2,793	(25.2)	(17.8)	(45.7)	(33.2)
Total liabilities	69,393	(3.0)	6.6	(11.2)	9.4
Total equity	5,193	(8.1)	1.0	(14.1)	5.8

Memorandum items:
Gross loans and advances to customers [2]	40,301	(8.0)	1.0	(15.4)	4.2
Customer funds	38,035	(5.1)	4.2	(8.3)	13.0
Customer deposits [3]	27,768	(5.4)	4.0	(11.6)	8.9
Mutual funds	10,267	(4.6)	4.8	2.0	25.6

Ratios (%), operating means and customers
RoTE	9.7	(7.3)		(4.9)
Efficiency ratio	42.5	0.5		0.6
NPL ratio	4.95	(0.05)		0.20
NPL coverage ratio	54	1.5		(5.0)
Number of employees	9,740	(2.1)		(3.7)
Number of branches	245	(1.2)		(10.9)
Number of total customers (thousands)	3,964	(2.2)		6.6
Number of active customers (thousands)	2,434	1.5		11.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Group financial information

Argentina
EUR million
			/ Q4'23	/ Q1'23
Underlying income statement	Q1'24	Q4'23%		%
Net interest income	1,025	112	814.0	92.7
Net fee income	131	(50)	—	(4.2)
Gains (losses) on financial transactions [1]	76	(15)	—	(12.4)
Other operating income	(677)	(74)	810.9	166.3
Total income	555	(27)	—	10.8
Administrative expenses and amortizations	(286)	6	—	14.4
Net operating income	270	(21)	—	7.3
Net loan-loss provisions	(35)	(7)	410.5	(18.5)
Other gains (losses) and provisions	(131)	(10)	—	336.1
Profit before tax	104	(39)	—	(41.7)
Tax on profit	(3)	19	—	(93.6)
Profit from continuing operations	102	(19)	—	(27.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	102	(19)	—	(27.2)
Non-controlling interests	0	(1)	(76.3)	(10.3)
Profit attributable to the parent	101	(20)	—	(27.2)

Balance sheet
Loans and advances to customers	5,229	3,767	38.8	(9.3)
Cash, central banks and credit institutions	3,829	4,548	(15.8)	(11.9)
Debt instruments	1,754	1,368	28.2	(59.0)
Other financial assets	49	11	361.0	(24.1)
Other asset accounts	1,121	776	44.4	19.2
Total assets	11,982	10,470	14.4	(22.2)
Customer deposits	6,346	6,478	(2.0)	(41.5)
Central banks and credit institutions	1,666	1,271	31.2	86.2
Marketable debt securities	189	148	27.3	27.0
Other financial liabilities	837	638	31.1	(7.6)
Other liabilities accounts	579	455	27.2	19.3
Total liabilities	9,617	8,990	7.0	(27.6)
Total equity	2,364	1,479	59.8	11.4

Memorandum items:
Gross loans and advances to customers [2]	5,357	3,878	38.1	(10.0)
Customer funds	10,392	10,288	1.0	(32.7)
Customer deposits [3]	6,346	6,478	(2.0)	(41.3)
Mutual funds	4,046	3,810	6.2	(12.7)

Ratios (%), operating means and customers
RoTE	20.5		(60.8)	(9.4)
Efficiency ratio	51.4		29.6	1.6
NPL ratio	1.84		(0.15)	(0.24)
NPL coverage ratio	147		(18.4)	(22.0)
Number of employees	8,360		(1.1)	0.71
Number of branches	318		(1.2)	(16.75)
Number of total customers (thousands)	4,821		1.0	8.44
Number of active customers (thousands)	3,576		0.4	13.25
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Group financial information

Other South America
EUR million
		/	Q4'23	/	Q1'23
Underlying income statement	Q1'24%		% excl. FX	%	% excl. FX
Net interest income	178	1.1	0.8	15.2	13.9
Net fee income	75	12.2	10.7	27.4	23.9
Gains (losses) on financial transactions [1]	44	14.4	13.1	54.9	44.3
Other operating income	—	—	—	—	—
Total income	297	6.9	6.2	24.3	21.4
Administrative expenses and amortizations	(163)	0.5	—	17.2	14.4
Net operating income	134	15.7	14.8	34.1	31.3
Net loan-loss provisions	(55)	(5.4)	(6.1)	45.2	43.4
Other gains (losses) and provisions	(11)	99.8	97.4	281.8	286.7
Profit before tax	68	30.6	29.5	14.8	11.5
Tax on profit	(24)	—	—	(15.2)	(16.8)
Profit from continuing operations	43	(37.4)	(37.6)	43.6	38.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	43	(37.4)	(37.6)	43.6	38.1
Non-controlling interests	0	—	—	—	—
Profit attributable to the parent	43	(38.6)	(38.7)	37.5	32.4

Balance sheet
Loans and advances to customers	10,758	2.8	(1.2)	9.2	1.7
Cash, central banks and credit institutions	2,552	(11.1)	(13.8)	(8.6)	(14.1)
Debt instruments	2,729	14.4	8.6	13.8	7.8
Other financial assets	527	13.2	11.1	76.5	61.8
Other asset accounts	1,202	5.9	3.7	22.5	19.5
Total assets	17,769	2.6	(1.3)	8.9	2.1
Customer deposits	9,725	5.4	0.6	11.4	5.3
Central banks and credit institutions	4,321	(3.7)	(5.6)	(5.8)	(13.9)
Marketable debt securities	786	11.7	5.6	38.5	33.5
Other financial liabilities	547	(0.6)	(3.1)	38.2	28.8
Other liabilities accounts	658	2.6	(1.7)	17.8	13.2
Total liabilities	16,036	2.7	(1.1)	8.1	1.2
Total equity	1,733	1.4	(2.5)	16.7	11.1

Memorandum items:
Gross loans and advances to customers [2]	11,011	2.9	(1.1)	9.7	2.2
Customer funds	10,788	5.3	0.4	11.1	5.1
Customer deposits [3]	9,725	5.4	0.6	11.4	5.3
Mutual funds	1,064	4.7	(1.6)	8.1	3.9

Resources
Number of employees	5,108	6.0		10.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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APMs
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the section "Financial information by segment", relative to the primary and secondary segments, results are only presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-March 2024
	Statutory results	Adjustments	Underlying results
Net interest income	11,983	—	11,983
Net fee income	3,240	—	3,240
Gains (losses) on financial transactions [1]	623	—	623
Other operating income	(801)	335	(466)
Total income	15,045	335	15,380
Administrative expenses and amortizations	(6,547)	—	(6,547)
Net operating income	8,498	335	8,833
Net loan-loss provisions	(3,125)	—	(3,125)
Other gains (losses) and provisions	(790)	(335)	(1,125)
Profit before tax	4,583	—	4,583
Tax on profit	(1,468)	—	(1,468)
Profit from continuing operations	3,115	—	3,115
Net profit from discontinued operations	—	—	—
Consolidated profit	3,115	—	3,115
Non-controlling interests	(263)	—	(263)
Profit attributable to the parent	2,852	—	2,852
1. Includes exchange differences.

Explanation of adjustments:
Temporary levy on revenue earned in Spain in the first quarter, totalling EUR 335 million, which was moved from total income to other gains (losses) and provisions considering the temporary nature of the levy. If we eliminate its impact, attributable profit would have been EUR 3,187 million.

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APMs

Reconciliation of underlying results to statutory results
EUR million
	January-March 2023
	Statutory results	Adjustments	Underlying results
Net interest income	10,396	(211)	10,185
Net fee income	3,043	—	3,043
Gains (losses) on financial transactions [1]	715	—	715
Other operating income	(232)	224	(8)
Total income	13,922	13	13,935
Administrative expenses and amortizations	(6,145)	—	(6,145)
Net operating income	7,777	13	7,790
Net loan-loss provisions	(3,347)	474	(2,873)
Other gains (losses) and provisions	(598)	(224)	(822)
Profit before tax	3,832	263	4,095
Tax on profit	(967)	(263)	(1,230)
Profit from continuing operations	2,865	—	2,865
Net profit from discontinued operations	—	—	—
Consolidated profit	2,865	—	2,865
Non-controlling interests	(294)	—	(294)
Profit attributable to the parent	2,571	—	2,571
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue earned in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions, considering the temporary nature of the levy. If we eliminate its impact, attributable profit would have been EUR 2,795 million.
2.	Income in Brazil related to the reversal of tax liabilities amounted to EUR 261 million (EUR 211 million recorded in net interest income and a positive impact of EUR 50 million in tax) and provisions to strengthen the balance sheet, which net of tax was EUR 261 million (EUR 474 million recorded in net loan-loss provisions and a positive impact of EUR 213 million in tax).

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APMs
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk- weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent (annualized)[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk-weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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APMs

Profitability and efficiency [1,2]	Q1'24	Q4'23	Q1'23
(EUR million and %)
RoE	11.8%	12.4%	11.4%
Profit attributable to the parent (annualized)	11,409	11,730	10,284
Average stockholders' equity (excluding minority interests)	96,308	94,877	90,353

RoTE	14.9%	15.6%	14.4%
Profit attributable to the parent (annualized)	11,409	11,730	10,284
(-) Goodwill impairment	—	-20	—
Profit attributable to the parent excluding goodwill impairment (annualized)	11,409	11,750	10,284
Average stockholders' equity (excluding minority interests)	96,308	94,877	90,353
(-) Average intangible assets	19,888	19,764	18,821
Average stockholders' equity (excl. minority interests) - intangible assets	76,420	75,114	71,532

RoA	0.69%	0.71%	0.66%
Consolidated profit (annualized)	12,461	12,793	11,458
Average total assets	1,804,334	1,799,535	1,742,316

RoRWA	1.96%	2.04%	1.86%
Consolidated profit (annualized)	12,461	12,793	11,458
Average risk-weighted assets	635,673	626,973	617,031

Efficiency ratio	42.6%	44.4%	44.1%
Underlying operating expenses	6,547	6,464	6,145
Operating expenses	6,547	6,464	6,145
Adjustments to operating expenses for items outside ordinary course of businesses	—	—	—
Underlying total income	15,380	14,552	13,935
Total income	15,045	14,552	13,922
Adjustments to total income for items outside ordinary course of businesses	335	—	13
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Ratio	Formula	Relevance of the metric
Global business RoTE	Profit attributable to the parent excluding goodwill impairment (annualized)	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
Average stockholders' equity (excl. minority interests) - intangible assets [1]
1.Allocated according to RWA consumption.

RoTE (EUR million and %)
	Q1'24			Q1'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	15.6	6,010	38,404	13.3	4,783	35,836
Digital Consumer Bank	11.2	1,856	16,542	11.7	1,954	16,665
Corporate & Investment Banking	19.2	2,821	14,686	21.8	2,969	13,643
Wealth Management & Insurance	77.3	1,602	2,072	68.2	1,266	1,855
Payments	20.8	549	2,640	17.8	427	2,404
PagoNxt	-	-	-	-	-	-
Cards	35.5	707	1,993	35.5	648	1,931

Europe	15.7	6,163	39,167	12.8	4,755	37,167
Spain	18.0	3,088	17,132	11.1	1,866	16,830
United Kingdom	10.4	1,220	11,698	13.6	1,581	11,662
Portugal	31.1	1,212	3,893	20.9	719	3,440
Poland	20.1	853	4,238	19.5	666	3,410
North America	11.3	2,576	22,796	10.5	2,508	23,995
US	8.0	1,118	14,016	7.5	1,199	16,015
Mexico	18.8	1,645	8,771	18.0	1,435	7,985
South America	14.8	3,185	21,454	15.3	3,160	20,695
Brazil	15.4	2,245	14,575	14.1	1,876	13,299
Chile	9.7	362	3,719	14.7	601	4,101
Argentina	20.5	406	1,984	29.8	557	1,869
DCB Europe	8.9	915	10,296	9.9	975	9,864
Numerator: profit attributable to the parent excluding goodwill impairment (annualized).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets, for global businesses allocated according to RWA consumption.

Efficiency ratio (EUR million and %)
	Q1'24			Q1'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	41.1	3,304	8,048	45.0	3,111	6,919
Digital Consumer Bank	41.2	1,311	3,185	43.0	1,317	3,061
Corporate & Investment Banking	42.0	888	2,112	37.0	741	2,004
Wealth Management & Insurance	34.4	306	892	38.4	291	758
Payments	48.1	650	1,353	44.8	589	1,316
PagoNxt	107.5	304	283	113.9	278	244
Cards	32.3	346	1,070	29.1	312	1,072

Europe	39.7	2,305	5,809	41.9	2,167	5,171
Spain	34.2	1,032	3,016	39.8	1,014	2,547
United Kingdom	58.4	734	1,257	49.3	674	1,368
Portugal	22.9	134	584	32.6	132	405
Poland	27.5	229	834	27.1	197	729
North America	47.7	1,661	3,485	47.7	1,500	3,141
US	50.3	940	1,869	49.9	912	1,827
Mexico	41.4	665	1,608	41.6	540	1,300
South America	37.4	1,829	4,887	39.1	1,723	4,404
Brazil	33.0	1,156	3,507	35.3	1,080	3,057
Chile	42.5	224	527	41.9	254	606
Argentina	51.4	286	555	49.8	250	501
DCB Europe	47.1	665	1,410	49.1	659	1,343
Numerator: operating expenses.
Denominator: total income.

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APMs
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired.

Credit risk (I)	Mar-24	Dec-23	Mar-23
(EUR million and %)
NPL ratio	3.10%	3.14%	3.05%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,637	35,620	34,445
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,885	33,821	32,353
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	262	273	301
Customer guarantees and customer commitments granted classified in stage 3	1,481	1,517	1,783
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	9	8
Total risk	1,150,459	1,133,898	1,128,501
Impaired and non-impaired gross loans and advances to customers	1,072,377	1,059,135	1,063,996
Impaired and non-impaired customer guarantees and customer commitments granted	78,082	74,763	64,505

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Credit risk (II)	Mar-24	Dec-23	Mar-23
(EUR million and %)
Total coverage ratio	66%	66%	68%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,542	23,490	23,388
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	22,844	22,788	22,608
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	698	702	780
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,637	35,620	34,445
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,885	33,821	32,353
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	262	273	301
Customer guarantees and customer commitments granted classified in stage 3	1,481	1,517	1,783
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	9	8

Cost of risk	1.20%	1.18%	1.05%
Underlying allowances for loan-loss provisions over the last 12 months	12,710	12,458	11,281
Allowances for loan-loss provisions over the last 12 months	12,710	12,458	11,755
Adjustments to loan-loss provisions for items outside ordinary course of businesses			-474
Average loans and advances to customers over the last 12 months	1,060,024	1,059,566	1,070,927

NPL ratio
(EUR million and %)
	Q1'24			Q1'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.24	21,250	655,571	3.19	21,053	659,555
Digital Consumer Bank	4.86	10,114	208,000	4.04	8,017	198,265
Corporate & Investment Banking	1.14	2,660	233,562	1.42	3,120	220,283
Wealth Management & Insurance	0.64	150	23,489	0.83	191	22,861
Payments	4.85	1,164	24,014	4.98	1,099	22,091
PagoNxt	-	-	-	-	-	-
Cards	4.98	1,124	22,571	4.98	1,065	21,161

Europe	2.32	14,781	636,648	2.35	14,813	630,553
Spain	3.00	8,549	284,897	3.19	9,093	285,049
United Kingdom	1.48	3,712	250,765	1.27	3,210	253,513
Portugal	2.63	1,060	40,329	3.05	1,251	41,029
Poland	3.57	1,432	40,166	3.66	1,247	34,054
North America	4.07	7,942	195,011	2.95	5,669	192,181
US	4.60	6,394	139,022	3.13	4,511	144,038
Mexico	2.74	1,535	55,945	2.39	1,147	48,091
South America	5.37	9,552	177,846	5.99	10,397	173,449
Brazil	6.06	7,041	116,231	7.34	7,680	104,680
Chile	4.95	2,121	42,828	4.75	2,397	50,465
Argentina	1.84	99	5,374	2.08	125	6,014
DCB Europe	2.27	3,063	135,130	2.05	2,601	126,872
Numerator: credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
Denominator: total risk.

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NPL coverage ratio
(EUR million and %)
	Q1'24			Q1'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	60.02	12,755	21,250	62.68	13,197	21,053
Digital Consumer Bank	76.08	7,694	10,114	91.19	7,310	8,017
Corporate & Investment Banking	46.24	1,230	2,660	35.32	1,102	3,120
Wealth Management & Insurance	61.63	92	150	62.26	119	191
Payments	144.84	1,685	1,164	143.56	1,578	1,099
PagoNxt	-	-	-	-	-	-
Cards	147.48	1,657	1,124	147.48	1,545	1,065

Europe	49.09	7,256	14,781	51.04	7,560	14,813
Spain	49.81	4,258	8,549	49.89	4,536	9,093
United Kingdom	28.29	1,050	3,712	33.11	1,063	3,210
Portugal	80.92	857	1,060	80.27	1,004	1,251
Poland	74.90	1,073	1,432	75.15	937	1,247
North America	74.15	5,889	7,942	94.88	5,379	5,669
US	67.78	4,334	6,394	91.47	4,126	4,511
Mexico	100.73	1,546	1,535	108.49	1,245	1,147
South America	80.35	7,676	9,552	76.32	7,935	10,397
Brazil	86.82	6,113	7,041	79.49	6,105	7,680
Chile	54.19	1,149	2,121	59.16	1,418	2,397
Argentina	147.32	146	99	169.36	211	125
DCB Europe	86.08	2,636	3,063	93.52	2,432	2,601
Numerator: total allowances to cover impairment losses on loans and advances to customers. customer guarantees and customer commitments granted.
Denominator: credit impaired loans and advances to customers, customer guarantees and customer commitments granted.

Cost of risk
(EUR million and %)
	Q1'24			Q1'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	1.03	6,551	636,649	0.92	6,154	668,097
Digital Consumer Bank	2.12	4,327	203,790	1.81	3,522	194,807
Corporate & Investment Banking	0.14	229	167,604	0.16	247	158,730
Wealth Management & Insurance	(0.05)	(12)	22,560	0.09	20	22,680
Payments	6.89	1,613	23,414	6.72	1,352	20,102
PagoNxt	-	-	-	-	-	-
Cards	7.10	1,591	22,412	6.89	1,303	18,918

Europe	0.41	2,375	579,957	0.42	2,524	607,772
Spain	0.59	1,439	244,734	0.62	1,641	263,457
United Kingdom	0.08	205	250,009	0.12	324	260,954
Portugal	0.19	71	38,125	0.06	23	40,158
Poland	1.95	653	33,440	1.71	528	30,771
North America	2.15	3,910	182,049	1.62	2,907	179,088
US	1.98	2,640	133,566	1.52	2,055	135,196
Mexico	2.63	1,266	48,160	1.98	844	42,641
South America	3.44	5,548	161,220	3.39	5,275	155,695
Brazil	4.79	4,830	100,792	4.84	4,599	94,925
Chile	0.85	372	43,616	0.95	421	44,324
Argentina	5.43	142	2,620	2.97	136	4,571
DCB Europe	0.67	875	130,791	0.48	589	121,862
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers over the last 12 months.

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Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.

The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.

1. Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

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Others	Mar-24	Dec-23	Mar-23
(EUR million and %)
TNAV (tangible book value) per share	4.86	4.76	4.41
Tangible book value	76,346	75,552	71,683
Number of shares excl. treasury stock (million)	15,715	15,886	16,266

Price / Tangible book value per share (X)	0.93	0.79	0.78
Share price (euros)	4.522	3.780	3.426
TNAV (tangible book value) per share	4.86	4.76	4.41

Loan-to-deposit ratio	100%	99%	104%
Net loans and advances to customers	1,049,533	1,036,349	1,041,388
Customer deposits	1,044,453	1,047,169	998,949

	Q1'24	Q4'23	Q1'23
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	838	781	720
Profit after tax	420	378	340
Net fee income net of tax	419	403	381

ESG indicators

Metric	Definition	Mar-24
Green finance raised and facilitated (EUR billion)	Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since the beginning of the year.	3.2
Green finance raised and facilitated accumulated 2019-2025 (EUR billion)	Cumulative amount of green finance disbursed and made available since 2019.	118.5
Socially responsible investment assets under management (SRI AUM) (EUR billion)	Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. Includes assets managed by Santander Asset Management (SAM) in the EU and with equivalent criteria in countries where SFDR does not apply (mainly Latin America) and Third Party Funds.	72.8
Credit disbursed to microentrepreneurs (EUR million)	Total amount of credit disbursed during the year to low-income entrepreneurs with low access to banking service, or with difficulties in accessing credit, with the objective of creating and/or growing their businesses. Data include information on microfinance programmes in Brazil, Colombia, Mexico and Peru.	303.6
Support (investment) for education, employment and entrepreneurship (EUR million)	Total amount invested to support education, employment and entrepreneurship.	15.9
Support (investment) for education, employment and entrepreneurship accumulated 2023-2025 (EUR million)	Cumulative amount of investment in education, employability and entrepreneurship since 2023.	120.9
Support (investment) for other local initiatives (EUR million)	Total amount invested through local initiatives to promote childhood education, social welfare (especially among vulnerable groups), art and culture.	7
Financing volume of renewable electric vehicles (EUR billion)	Financing volume of vehicles powered exclusively by a rechargeable electric battery (no petrol engine).	1.6

Note: Not audited and not taxonomy.

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Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros"), as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first quarter of 2024 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of March 2024 to all periods contemplated in the analysis. We use this method to calculate the variations in loans and advances to customers excluding reverse repos and customer funds excluding repos for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1'24	Q1'23	Mar-24	Dec-23	Mar-23
US dollar	1.085	1.073	1.080	1.105	1.086
Pound sterling	0.856	0.883	0.855	0.868	0.878
Brazilian real	5.374	5.572	5.402	5.365	5.504
Mexican peso	18.443	20.019	17.939	18.691	19.606
Chilean peso	1,027.842	870.048	1,060.256	965.192	860.680
Argentine peso	905.016	206.220	925.934	893.635	226.979
Polish zloty	4.333	4.709	4.307	4.343	4.677

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Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in operating expenses in euros, ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in "Local currency measures", and iii) the changes excluding the exchange rate effect minus the effect of average inflation over the last twelve months except for Argentina as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the regions, as the weighted average of each country comprising the region's inflation rate, weighted by each country's operating expenses in the region. For South America, we exclude the impact of inflation in Argentina from the calculation of the region's average inflation as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.

The table below shows the average inflation rates calculated as indicated.

% change YoY operating expenses
Average inflation last 12 months
Retail & Commercial Banking	4.4
Digital Consumer Bank	3.9
Corporate & Investment Banking	3.8
Wealth Management & Insurance	3.9
Payments	4.3

Europe	4.4
Spain	3.1
United Kingdom	5.7
Portugal	2.9
Poland	8.0
North America	4.0
US	3.5
Mexico	4.8
South America[1]	4.0
Brazil	4.3
Chile	5.7
DCB Europe	4.1
Total Group	4.2
1. Excluding the impact of inflation in Argentina.

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Condensed consolidated financial statements
Condensed consolidated financial statements
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT

NOTE:	The following financial information for the first three months of 2024 and 2023 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Mar-24	Dec-23	Mar-23
Cash, cash balances at central banks and other deposits on demand	174,161	220,342	203,359
Financial assets held for trading	209,589	176,921	172,889
Non-trading financial assets mandatorily at fair value through profit or loss	6,233	5,910	5,670
Financial assets designated at fair value through profit or loss	8,686	9,773	9,741
Financial assets at fair value through other comprehensive income	84,183	83,308	84,214
Financial assets at amortised cost	1,207,699	1,191,403	1,165,387
Hedging derivatives	5,388	5,297	6,969
Changes in the fair value of hedged items in portfolio hedges of interest risk	(1,203)	(788)	(3,038)
Investments	7,685	7,646	7,668
Joint ventures entities	1,985	1,964	2,011
Associated entities	5,700	5,682	5,657
Assets under reinsurance contracts	228	237	260
Tangible assets	34,229	33,882	33,989
Property, plant and equipment	33,263	32,926	32,940
For own-use	13,323	13,408	13,617
Leased out under an operating lease	19,940	19,518	19,323
Investment property	966	956	1,049
Of which : Leased out under an operating lease	831	851	894
Intangible assets	19,910	19,871	18,880
Goodwill	14,028	14,017	13,870
Other intangible assets	5,882	5,854	5,010
Tax assets	30,042	31,390	29,708
Current tax assets	9,227	10,623	9,147
Deferred tax assets	20,815	20,767	20,561
Other assets	10,191	8,856	10,411
Insurance contracts linked to pensions	90	93	101
Inventories	7	7	12
Other	10,094	8,756	10,298
Non-current assets held for sale	2,985	3,014	3,295
TOTAL ASSETS	1,800,006	1,797,062	1,749,402

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Mar-24	Dec-23	Mar-23
Financial liabilities held for trading	130,466	122,270	123,716
Financial liabilities designated at fair value through profit or loss	38,583	40,367	37,096
Financial liabilities at amortized cost	1,465,644	1,468,703	1,429,788
Hedging derivatives	6,620	7,656	9,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(2)	55	(139)
Liabilities under insurance or reinsurance contracts	17,738	17,799	17,274
Provisions	8,387	8,441	8,089
Pensions and other post-retirement obligations	2,131	2,225	2,198
Other long term employee benefits	818	880	898
Taxes and other legal contingencies	2,765	2,715	2,226
Contingent liabilities and commitments	698	702	780
Other provisions	1,975	1,919	1,987
Tax liabilities	10,070	9,932	9,528
Current tax liabilities	3,909	3,846	2,675
Deferred tax liabilities	6,161	6,086	6,853
Other liabilities	17,475	17,598	15,197
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,694,981	1,692,821	1,649,912

EQUITY
Shareholders' equity	130,876	130,443	125,061
Capital	7,913	8,092	8,227
Called up paid capital	7,913	8,092	8,227
Unpaid capital which has been called up	—	—	—
Share premium	43,063	44,373	45,294
Equity instruments issued other than capital	728	720	697
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	728	720	697
Other equity	189	195	175
Accumulated retained earnings	82,339	74,114	74,115
Revaluation reserves	—	—	—
Other reserves	(5,774)	(5,751)	(5,383)
(-) Own shares	(434)	(1,078)	(635)
Profit attributable to shareholders of the parent	2,852	11,076	2,571
(-) Interim dividends	—	(1,298)	—
Other comprehensive income (loss)	(34,620)	(35,020)	(34,498)
Items not reclassified to profit or loss	(5,038)	(5,212)	(4,485)
Items that may be reclassified to profit or loss	(29,582)	(29,808)	(30,013)
Non-controlling interest	8,769	8,818	8,927
Other comprehensive income	(1,777)	(1,559)	(1,682)
Other items	10,546	10,377	10,609
TOTAL EQUITY	105,025	104,241	99,490
TOTAL LIABILITIES AND EQUITY	1,800,006	1,797,062	1,749,402

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	291,805	279,589	278,586
Financial guarantees granted	15,884	15,435	13,132
Other commitments granted	121,909	113,273	98,418

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	Q1'24	Q1'23
Interest income	29,243	23,889
Financial assets at fair value through other comprehensive income	1,845	1,788
Financial assets at amortized cost	21,374	18,132
Other interest income	6,024	3,969
Interest expense	(17,260)	(13,493)
Interest income/ (charges)	11,983	10,396
Dividend income	93	63
Income from companies accounted for using the equity method	123	126
Commission income	4,390	4,152
Commission expense	(1,150)	(1,109)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	24	18
Financial assets at amortized cost	(21)	15
Other financial assets and liabilities	45	3
Gain or losses on financial assets and liabilities held for trading, net	364	802
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	364	802
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	253	(13)
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	253	(13)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	264	(266)
Gain or losses from hedge accounting, net	52	10
Exchange differences, net	(334)	164
Other operating income (*)	(121)	329
Other operating expenses	(896)	(759)
Income from insurance and reinsurance contracts	100	203
Expenses from insurance and reinsurance contracts	(100)	(194)
Total income	15,045	13,922
Administrative expenses	(5,719)	(5,356)
Staff costs	(3,594)	(3,245)
Other general and administrative expenses	(2,125)	(2,111)
Depreciation and amortization	(828)	(789)
Provisions or reversal of provisions, net	(633)	(642)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(3,134)	(3,301)
Financial assets at fair value through other comprehensive income	(9)	2
Financial assets at amortized cost	(3,125)	(3,303)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(129)	(22)
Tangible assets	(122)	(16)
Intangible assets	(4)	(1)
Others	(3)	(5)
Gain or losses on non-financial assets and investments, net	2	26
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(21)	(6)
Operating profit/(loss) before tax	4,583	3,832
Tax expense or income from continuing operations	(1,468)	(967)
Profit/(loss) for the period from continuing operations	3,115	2,865
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	3,115	2,865
Profit attributable to non-controlling interests	263	294
Profit/(loss) attributable to the parent	2,852	2,571

Earnings/(losses) per share
Basic	0.17	0.15
Diluted	0.17	0.15
(*) Includes -EUR 672 million at 31 March 2024 (-EUR 248 million at 31 March 2023) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

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Glossary
Glossary
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•APM: Alternative Performance Measures
•A2A: account-to-account payment
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Consumer: Digital Consumer Bank
•Costs in real terms: variations excluding the effect of average inflation over the last twelve months
•DCBE: Digital Consumer Bank Europe
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•FX: Foreign Exchange
•GB: Global Banking
•GDF: Global Debt Financing
•GDP: Gross Domestic Product
•GTB: Global Transaction Banking
•IA: Artificial intelligence
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IFRS 17: International Financial Reporting Standard 9, regarding insurance contracts
•IT: Information technology
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•MDA: Maximum Distributable Amount
•mn: Million
•MREL: Minimum Requirement for own funds and eligible liabilities )
•NII: Net Interest Income
•NPS: Net Promoter Score
•ODS: Open Digital Services
•PBT: Profit before tax
•pp: percentage points
•QoQ: Quarter-on-quarter
•P2R: Pillar 2 requirement
•Payments: PagoNxt (Getnet, Ebury y PagoNxt Payments) y Cards
•PB: Private Banking
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TPV: Total payments volume
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: Year-on-year

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Important Information
Important information
Non-IFRS and alternative performance measures
This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of the Banco Santander, S.A. (Santander) Q1 2024 Financial Report, published on 30 April 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Non-financial information
This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.
NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.
While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.
In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations.
In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect

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Important Information
our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.
Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.
Not a securities offer
This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.
Third Party Information
In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this document. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.
Note: Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments; these adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB. Quarterly series also include adjustments to some of the 2023 business volumes metrics in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model; these adjustments do not affect business volumes metrics at the Group level.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - March 2024	91

Shareholders and Investor Relations

Ciudad Grupo Santander
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Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 30 April 2024	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer